AGNC
INVESTMENT CORP

INVESTING IN AMERICA'S GREATEST ASSET

2024 ANNUAL REPORT

$8.3B

MARKET
CAPITALIZATION[1]

May 2008

INITIAL PUBLIC
OFFERING

$73.3B

INVESTMENT
PORTFOLIO[1]

389%

TOTAL STOCK
RETURN SINCE IPO[2]

53

EMPLOYEES[1]

97%

FIXED RATE
AGENCY MBS[1]

15.6%

DIVIDEND
YIELD[1]

1.24%

OPERATING EXPENSE
STRUCTURE[3]

350,000

HOMES
FINANCED[4]



DEAR FELLOW STOCKHOLDERS:

The favorable Agency MBS investment environment that we had anticipated definitively arrived in 2024. Following an unprecedented dual-track approach to monetary policy tightening that began in March 2022, the Federal Reserve (the "Fed") finally took the initial steps in its pivot from a highly restrictive monetary policy stance to a more accommodative posture. Importantly, interest rate volatility eased, the yield curve steepened, and Agency MBS spreads to benchmark rates stabilized in a relatively narrow and advantageous trading range. Against this improved macroeconomic backdrop, AGNC delivered a 13.2% economic return for the year, powered by our compelling monthly dividend. AGNC's economic return was the highest among our Agency REIT Peer Group and significantly above the peer average of 5.6%.[5]

Driven by an attractive dividend yield component, AGNC generated an economic return of 13.2% in 2024, and, notably, we have delivered an annualized total stock return of 10.0% since inception in 2008.[2,5]

OUTPERFORMANCE OF OUR AGENCY-FOCUSED REIT PEERS[5]
(Economic return outperformance in percentage points)

+7.6 pp
ONE YEAR

+169 pp
SINCE INCEPTION

Our strong 2024 annual results illustrate our ability to generate compelling risk-adjusted returns during periods of moderate interest rate volatility and wide and stable Agency MBS spreads. Entering 2025, we maintain our very positive outlook for Agency MBS, a fundamental building block of a well-diversified portfolio. AGNC provides our stockholders access to this asset class through a platform that has generated best-in-class returns since our IPO, highlighting the benefits of our active portfolio management strategies, industry-leading operating efficiency, and accretive capital management approach.



THE OPPORTUNITY
Agency-guaranteed residential MBS investments paired with highly attractive funding



THE OBJECTIVE
Favorable long-term stockholder returns with a substantial dividend yield component



THE IMPACT
Permanent capital supporting American homeownership across generations

MONETARY POLICY: A GRADUAL PATH TO NEUTRAL

Throughout 2022 and 2023, the Fed raised the federal funds rate by 525 basis points while simultaneously reducing its balance sheet by $1.3 trillion. As a result of this multi-year hiking cycle, the federal funds rate remained at its 22-year peak of 5.50%[6] for over a year. This aggressive monetary policy campaign, along with a persistently turbulent macroeconomic climate, led to sharply higher interest rates, a dramatic widening of Agency MBS spreads, and prolonged volatility across both of these measures. These adverse dynamics ultimately reduced Agency MBS valuations significantly and created an extremely challenging environment for managing a levered Agency MBS portfolio.

In September 2024, the Fed finally began to recalibrate monetary policy by delivering its first rate cut in over four years, ultimately reducing the federal funds rate by 100 basis points by the end of the year. With this shift to a more accommodative monetary policy stance, supported by declining inflationary pressures and a stabilizing labor market, interest rate volatility eased, and the yield curve steepened after being inverted for the second longest episode on record.



Interest Rate Volatility (MOVE Index)[7]

U.S. Treasury Yield Curve[8]

While bouts of financial market volatility are inevitable, a more accommodative monetary policy outlook provides a constructive backdrop for investing in fixed income securities, including Agency MBS.

AGENCY MBS: A COMPELLING PORTFOLIO BUILDING BLOCK

AGNC's book value and earnings power – and by extension, stock price – are driven by our portfolio of Agency MBS. As such, through an investment in AGNC common stock, a stockholder gains exposure to Agency MBS – on a levered and hedged basis – and the diversification advantages this asset class offers. These assets benefit from compelling fundamentals and favorable attributes that we believe make them an important building block of any investment portfolio.

BENEFITS OF INVESTING IN AGENCY MBS


DIFFERENTIATED ASSET
Fundamental fixed income asset class that supports the U.S. mortgage market with minimal correlation to equities


GOVERNMENT SUPPORT
Agency-backed guarantee from Fannie Mae, Freddie Mac, or Ginnie Mae substantially eliminates credit risk for investors


SUBSTANTIAL YIELD OPPORTUNITY
Compelling current income with an ability to employ leverage through highly attractive funding that enhances return potential


HIGHLY LIQUID MARKET
Massive fixed income asset class with substantial trading liquidity, second only to the U.S. Treasury market

The current outlook for Agency MBS is enhanced by an attractive technical backdrop, as a confluence of factors has created a highly compelling entry point for new investments in this asset class. Most importantly, Agency MBS spreads to benchmark rates have generally stabilized in an advantageous trading range, and interest rate volatility has eased. Further, this newly established range is meaningfully wider than historical averages and disproportionately wide when compared to other fixed income asset classes. These technical factors present attractive projected returns for levered investors and enhance the relative value of Agency MBS investment opportunities within the broader fixed income universe.



Agency MBS Spreads[9]
(Basis points)

The relative value that Agency MBS currently offer is quite remarkable when considering that these assets have a risk profile similar to that of U.S. Treasuries, as they benefit from government support. Other fixed income products that offer yields in excess of U.S. Treasuries, such as investment grade and high yield corporate bonds and non-Agency securities, are not guaranteed against default and expose investors to credit risk. Notably, at current valuation levels, the yield on new production Agency MBS exceeds the yield on broad investment grade corporate bond indices. This inversion first occurred in late 2022 for the first time in AGNC's history.



Differential Between Agency MBS Spreads and Investment Grade Corporate Bond Spreads[10]
(Basis points)

These attractive relative value attributes, coupled with the Fed's ongoing reduction in its Agency MBS position, have led to a dramatic shift in Agency MBS market ownership to index-based money managers, a trend that continued throughout 2024. While this ownership transition has contributed somewhat to spread volatility, the increasing prevalence of index-based participants, whose investments are subject to technical money fund flows, provides further alpha generation opportunities for tactical Agency MBS specialists like AGNC.



Agency MBS Market Ownership Composition[11]
(% of Agency MBS Outstanding)

Lastly, longer-term interest rates have risen meaningfully with the expectation of an elongated Fed easing timeline. The 30-year primary mortgage rate at year-end was once again near 7%. At this rate level, we expect the supply of Agency MBS in 2025 to be similar to that of 2024 and reasonably well-aligned with investor demand, providing support for Agency MBS valuations. In addition, potential increases in bank demand, which fell sharply in 2022 and 2023, could once again provide incremental support for Agency MBS as regulatory constraints ease.

Together, these positive dynamics – coupled with the compelling fundamental benefits associated with Agency MBS – create a constructive investment backdrop for this high-quality asset.

AGNC: A YIELD-DRIVEN AGENCY MBS LEADER

Since our inception in 2008, we have remained steadfastly focused on our primary objective: applying our Agency MBS investment expertise to generate favorable long-term stockholder returns with a substantial dividend yield component. Throughout our 17-year history, we have navigated a myriad of market cycles and exogenous events that have driven numerous periods of significant market volatility. Despite recent prolonged turbulence across the fixed income spectrum, our long-term performance compares very favorably to yield-oriented equity alternatives and other Agency MBS investment vehicles, demonstrating the resilience of our business model and the benefit of being a long-term investor in AGNC.



Total Stock Returns Since AGNC's May 2008 IPO[2]

Our strong performance in 2024 underscores the benefits of our proven approach to mortgage investing. We proactively shifted the composition of our asset portfolio, strategically reallocated the mix of our hedges, and generated meaningful book value accretion through opportunistic capital raises. These actions ultimately drove material outperformance of our Agency REIT Peer Group on an economic return basis.[5] With a specialized focus on Agency MBS, our team's ability to select high-quality assets, optimize financing structures, and dynamically manage interest rate and other market risks has created meaningful relative value for AGNC stockholders over the long run.

Since inception, AGNC has paid over $14 billion of common stock dividends, and our dividend yield meaningfully exceeds other traditional yield-oriented equity sectors and Agency MBS-centric models. Our common stock dividend, which has remained stable for 59 consecutive months, provides stockholders with attractive current income on a monthly basis.[12]

Finally, our commitment to responsible stewardship of our stockholders' capital is unwavering, and our platform provides industry-leading operating efficiency, significant scale, and a long-standing commitment to transparency and stockholder-focused capital management. These stockholder-friendly attributes have contributed to AGNC's positioning as a best-in-class Agency MBS investor.

Whether an investor is seeking substantial monthly dividend income for a portfolio or a means of accessing the highly attractive investment opportunity in Agency MBS – an asset class that historically has only been available to institutional investors with sophisticated trading platforms – AGNC is an industry-leading solution with a proven track record of success.

As always, we appreciate your continued support of AGNC, and we wish you a healthy and prosperous 2025.

Best regards,

Peter J. Federico
President and Chief Executive Officer
February 21, 2025

Dividend Yields[13]

Category	Yield
AGNC	15.6%
Mortgage REITs	12.5%
BDCs	11.5%
Agency MBS ETFs	4.7%
Real Estate	3.7%
Utilities	3.2%
Financials	1.9%

ENDNOTES AND IMPORTANT NOTICES

1. Unless otherwise specified, all data in this letter is presented as of December 31, 2024.

2. Total stock return is measured from AGNC's May 2008 IPO through December 31, 2024; it includes price appreciation and dividend reinvestment, and dividends are assumed to be reinvested at the closing price of the security on the ex-dividend date. Where shown for comparison purposes, sectors reflect the following indices: BDCs (S&P BDC Index), Financials (S&P 500 Financials Index), Mortgage REITs (FTSE NAREIT Mortgage REITs Index), Real Estate (S&P 500 Real Estate Index), and Utilities (S&P 500 Utilities Index). Where shown for comparison purposes, Agency-focused residential mortgage REITs include Annaly Capital Management, Inc. (NLY), ARMOUR Residential REIT, Inc. (ARR), Dynex Capital, Inc. (DX), Invesco Mortgage Capital Inc. (IVR), Orchid Island Capital, Inc. (ORC), and Two Harbors Investment Corp. (TWO), and the Agency REIT Peer Group reflects an unweighted average of NLY, ARR, DX, IVR, ORC, and TWO. Where shown for comparison purposes, Agency MBS ETFs include First Trust Low Duration Opportunities ETF (LMBS), iShares MBS ETF (MBB), Janus Henderson Mortgage-Backed Securities ETF (JMBS), SPDR Portfolio Mortgage-Backed Bond ETF (SPMB), and Vanguard Mortgage-Backed Securities ETF (VMBS), and Agency MBS ETFs reflects an unweighted average of LMBS, MBB, JMBS, SPMB, and VMBS. If a company or ETF shown was not publicly traded as of the date of AGNC's May 2008 IPO, its total stock return is measured beginning as of the date it became publicly traded. Comparative data provided for informational purposes only. Past performance is not indicative of future results. An investment in AGNC involves different risks and uncertainties from indices, companies, and ETFs cited. Please refer to our annual report on Form 10-K and quarterly reports on Form 10-Q for a more complete description of the risks of our business. Source: Bloomberg.

3. AGNC's operating expense structure reflects operating expenses as a percentage of average stockholders' equity for the twelve months ended December 31, 2024.

4. Homes financed is based upon management's estimates of the number of homes financed by AGNC's holdings of Agency MBS as of December 31, 2024.

5. When used in this letter, economic return is presented on a per common share basis and represents the sum of the change in tangible net book value per common share and dividends declared on common stock during the period over the beginning tangible net book value per common share. Where shown for comparison purposes, the Agency REIT Peer Group reflects an unweighted average of NLY, ARR, DX, IVR, ORC, and TWO. References to the one year or 2024 period are measured from December 31, 2023 through December 31, 2024. References to the since inception period are measured from June 30, 2008 (the first quarter-end following AGNC's May 2008 IPO) through December 31, 2024 and are shown on an absolute, unannualized basis; if a company was not publicly traded as of June 30, 2008, its economic return is measured beginning as of its first quarterly reporting date following the date it became publicly traded.

6. Reflects the federal funds rate upper bound (target range of 5.25-5.50%).

7. MOVE Index reflects the ICE BofA Move Index from December 31, 2008 through December 31, 2024. Source: Bloomberg.

8. U.S. Treasury yield curve reflects month-end Treasury yields for each tenor and month shown. Source: Bloomberg.

9. Agency MBS spread to U.S. Treasuries and Agency MBS spread to swaps reflect the 30-year current coupon Agency MBS yield spread to a 50/50 average of 5- and 10-year U.S. Treasury yields and a 50/50 average of 5- and 10-year SOFR OIS swaps, respectively, from December 31, 2008 through December 31, 2024.

10. Differential reflects the difference between the Agency MBS spread (as represented by the FNMA 30-year current coupon Z-spread) and the investment grade corporate bond spread (as represented by the Bloomberg U.S. Corporate Bond Index Z-spread) from December 31, 2008 through December 31, 2024. Values below -400 basis points have been excluded from the chart for scaling purposes. Source: Bloomberg and JP Morgan.

11. Agency MBS ownership composition data reflects approximate ownership based on the most recently available holdings data for each ownership category as of each year-end shown; private capital investors includes money managers, overseas, and REITs. Source: JP Morgan.

12. Information in this paragraph is as of the date of this letter (February 21, 2025).

13. Dividend yields as of December 31, 2024. Where shown for comparison purposes, sectors reflect the following indices: Mortgage REITs (FTSE NAREIT Mortgage REITs Index), BDCs (S&P BDC Index), Real Estate (S&P 500 Real Estate Index), Utilities (S&P 500 Utilities Index), and Financials (S&P 500 Financials Index). Agency MBS ETFs reflects an unweighted average of LMBS, MBB, JMBS, SPMB, and VMBS. Comparative data provided for informational purposes only. Past performance is not indicative of future results. An investment in AGNC involves different risks and uncertainties from indices, companies, and ETFs cited. Please refer to our annual report on Form 10-K and quarterly reports on Form 10-Q for a more complete description of the risks of our business. Source: Bloomberg.

IMPORTANT NOTICE: "AGNC," the "Company," "we," "us," or "our" refers to AGNC Investment Corp. This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are based on estimates, projections, beliefs, and assumptions of management of the Company at the time of such statements and are not guarantees of future performance. As further described in the *Management Discussion and Analysis* included in this Annual Report, forward-looking statements involve risks and uncertainties in predicting future results and conditions. Actual results could differ materially from those projected in these forward-looking statements or from our historic performance due to a variety of important factors.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2024
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34057



AGNC INVESTMENT CORP.
(Exact name of registrant as specified in its charter)

Delaware		**26-1701984**
(State or Other Jurisdiction of Incorporation or Organization)		**(I.R.S. Employer Identification No.)**

7373 Wisconsin Avenue, 22nd Floor
Bethesda, Maryland 20814
(Address of principal executive offices)
(301) 968-9315
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	AGNC	The Nasdaq Global Select Market
Depositary shares of 7.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	AGNCN	The Nasdaq Global Select Market
Depositary shares of 6.875% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	AGNCM	The Nasdaq Global Select Market
Depositary shares of 6.50% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	AGNCO	The Nasdaq Global Select Market
Depositary shares of 6.125% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	AGNCP	The Nasdaq Global Select Market
Depositary shares of 7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock	AGNCL	The Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2024, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was approximately $6.7 billion based upon the closing price of the Registrant's common stock of $9.54 per share as reported on The Nasdaq Global Select Market on that date. (For this computation, the Registrant has excluded the market value of all shares of its common stock reported as beneficially owned by executive officers and directors of the Registrant and certain other stockholders; such an exclusion shall not be deemed to constitute an admission that any such person is an "affiliate" of the Registrant.)

The number of shares of the issuer's common stock, $0.01 par value, outstanding as of January 31, 2025 was 900,421,216.

DOCUMENTS INCORPORATED BY REFERENCE. The information required by Part III will be incorporated by reference from the Registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A. Certain exhibits previously filed with the Securities and Exchange Commission are incorporated by reference into Part IV of this report.

AGNC INVESTMENT CORP.

TABLE OF CONTENTS

PART I.

Item 1. Business

AGNC Investment Corp. ("AGNC," the "Company," "we," "us" and "our") was organized on January 7, 2008 and commenced operations on May 20, 2008 following the completion of our initial public offering. Our common stock is traded on The Nasdaq Global Select Market under the symbol "AGNC."

We are a leading provider of private capital to the U.S. housing market, enhancing liquidity in the residential real estate mortgage markets and, in turn, facilitating home ownership in the U.S. We invest primarily in Agency residential mortgage-backed securities ("Agency RMBS") on a leveraged basis. These investments consist of residential mortgage pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government-sponsored enterprise, such as the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac," and together with Fannie Mae, the "GSEs"), or by a U.S. Government agency, such as the Government National Mortgage Association ("Ginnie Mae"). We may also invest in other assets related to the housing, mortgage or real estate markets that are not guaranteed by a GSE or U.S. Government agency.

We operate to qualify to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). As a REIT, we are required to distribute annually 90% of our taxable income, and we will generally not be subject to U.S. federal or state corporate income tax to the extent that we distribute all our annual taxable income to our stockholders on a timely basis. It is our intention to distribute 100% of our taxable income within the time limits prescribed by the Internal Revenue Code, which may extend into the subsequent taxable year.

We are internally managed with the principal objective of generating favorable long-term stockholder returns with a substantial yield component. We generate income from the interest earned on our investments, net of associated borrowing and hedging costs, and net realized gains and losses on our investment and hedging activities. We fund our investments primarily through collateralized borrowings structured as repurchase agreements.

Investment Management Strategy

We employ an active management strategy that is dynamic and responsive to evolving market conditions. The composition of our portfolio and our investment, funding, and hedging strategies are tailored to reflect our analysis of market conditions and the relative values of available options. Our portfolio management philosophy is based upon the following core objectives:

- deliver attractive risk-adjusted returns for our stockholders primarily through monthly dividend distributions;
- maintain an investment portfolio consisting predominantly of Agency RMBS;
- capitalize on discrepancies in the relative valuations in the Agency and non-Agency securities market;
- manage financing, interest rate, prepayment, extension and credit risks;
- qualify as a REIT; and
- remain exempt from the requirements of the Investment Company Act of 1940 (the "Investment Company Act").

Targeted Investments

Asset selection is a central component of our overall investment approach. Our investments consist predominantly of Agency RMBS which, in addition to carrying a GSE or U.S. Government guarantee against loss of principal, are considered a cornerstone of the U.S. financial system. The $8 trillion Agency market plays a vital role in providing liquidity to homeowners and prospective homeowners to purchase or refinance homes.

Our team of investment professionals has decades of experience investing in Agency RMBS. Our asset selection process involves assessing relative risk-return profiles against the backdrop of broader market conditions. Utilizing sophisticated modeling techniques, we identify assets with favorable underlying loan characteristics with the objective of optimizing returns over the life of the investment.

Agency Securities

- **Agency Residential Mortgage-Backed Securities.** Agency RMBS consist of pass-through certificates representing interests in "pools" of mortgage loans secured by residential real property. Monthly payments of principal and interest made by the individual borrowers on the mortgage loans underlying the pools are in effect "passed through" to the security holders, after deducting guarantee and servicer fees. In general, mortgage pass-through certificates distribute cash flows from the underlying collateral on a pro rata basis among the security holders. Security holders also receive guarantor advances of principal and interest for delinquent loans in the mortgage pools. We may also invest in Agency collateralized mortgage obligations ("CMOs"), which are structured instruments backed by a pool of Agency mortgage-backed securities.

- **To-Be-Announced Forward Contracts ("TBAs").** TBAs are forward contracts to purchase or sell Agency RMBS in the TBA market. TBA contracts specify the coupon rate, issuer, term and face value of the bonds to be delivered, with the actual bonds to be delivered only identified shortly before the TBA settlement date.

Non-Agency Securities

- **Credit Risk Transfer ("CRT") Securities.** CRT securities are risk sharing instruments that transfer a portion of the risk associated with credit losses within pools of conventional residential mortgage loans from the GSEs and/or third-parties to private investors. Full repayment of the original principal balance of CRT securities is not guaranteed by the GSE or other third-party; rather, "credit risk transfer" is achieved by writing down the outstanding principal balance of the CRT security if credit losses on the related pool of loans exceed certain thresholds.

- **Non-Agency Residential Mortgage-Backed Securities ("Non-Agency RMBS").** Non-Agency RMBS are structured securities backed by pools of residential mortgages packaged and issued by private institutions, such as a commercial bank or non-bank lender. Certain tranches of non-Agency RMBS may benefit from credit enhancement derived from structural elements, such as subordination, over-collateralization or insurance. We may purchase investment grade instruments that benefit from credit enhancement and non-investment grade instruments that are structured to absorb more credit risk. We focus primarily on non-Agency securities where the underlying mortgages are secured by residential properties within the United States, which may be comprised of prime, non-prime, qualified and non-qualified mortgage loans.

- **Commercial Mortgage-Backed Securities ("CMBS").** CMBS are securities backed by a pool of loans secured by one or more commercial properties. CMBS may also consist of a single loan for a single asset or multiple loans for a group of cross-collateralized assets of a single-borrower. CMBS are typically structured as multiple classes of securities where cash flows are distributed following a predetermined waterfall, which may give priority to selected classes while subordinating other classes. We may invest across the capital structure of these securities. We intend to focus on CMBS where the underlying collateral is secured by commercial properties located within the United States.

Financing Strategy

Our investments in Agency RMBS benefit from asset-driven, as well as AGNC-specific, funding advantages, that enable us to enhance returns using leverage via low-cost and highly liquid collateralized borrowings structured as repurchase agreements.

Repurchase agreements ("repo") involve the sale and a simultaneous agreement to repurchase the transferred assets at a future date. Our borrowings through repurchase transactions are generally short-term, with maturities typically ranging from one day to one year, but may sometimes have maturities of up to five or more years. Our financing rates are primarily impacted by short-term benchmark rates and liquidity in the Agency repo and short-term funding markets.

The amount of leverage that we utilize depends on market conditions, our assessment of risk and returns and our ability to borrow sufficient funds on favorable terms to acquire mortgage securities. We generally expect our leverage to be within six to twelve times the amount of our tangible stockholders' equity, but under certain conditions we may operate at leverage levels outside of this range.

We diversify our funding exposure by entering into repurchase agreements with multiple counterparties. We finance a portion of our investments through our wholly-owned captive broker-dealer subsidiary, Bethesda Securities, LLC ("BES"). BES is a member of the Fixed Income Clearing Corporation ("FICC") and has direct access to bilateral and tri-party repo funding as a Financial Industry Regulatory Authority ("FINRA") member broker-dealer. As an eligible institution, BES also raises repo funding through the General Collateral Finance ("GCF") Repo service offered by the FICC, with the FICC acting as the central counterparty. Thus, through BES, we have greater depth and diversity of funding than solely through traditional bilateral repo, while also lowering our funding cost, reducing our collateral requirements and limiting our counterparty exposure.

We also finance the acquisition of Agency RMBS by entering into TBA dollar roll transactions through which we simultaneously sell a TBA contract for the current month's settlement date and purchase a similar TBA contract for a forward month's settlement date. The TBA contract purchased for the forward settlement date is typically priced at a discount to the TBA contract sold for the current month. The discount, or "price drop", is the economic equivalent of interest income on the underlying Agency RMBS, less an implied financing cost, between the current month and forward month settlement dates.

Prior to the forward settlement date, we may choose to roll the position to a later date by entering into an offsetting TBA position, net settling the paired off positions for cash, and simultaneously entering into a similar TBA contract for a new forward settlement date. Hence the discount or price drop from rolling TBA positions forward is commonly referred to as "TBA dollar roll income." We recognize TBA contracts as derivative instruments on our consolidated financial statements at their net carrying value, which is their fair value less the purchase price to be paid or received under the TBA contract. Consequently, dollar roll transactions represent a form of off-balance sheet financing. In evaluating our overall leverage, we consider both our on-balance sheet and off-balance sheet financing.

Risk Management Strategy

As a levered investor in fixed income securities, risk management is core to our business. We are exposed to a variety of market risks, including interest rate, prepayment, extension, spread and credit risks. Our investment strategies are based on our assessment of these risks, our ability to hedge a portion of these risks and our intention to qualify as a REIT. We employ a variety of investment and risk management strategies to reduce our exposure to market risks, and we continuously monitor and adjust our hedge portfolio, the net duration (or interest rate sensitivity) of our investment portfolio, and leverage in order to optimize returns over the longer term as market conditions warrant.

Our hedging strategies are generally not designed to protect our net book value from spread risk, which as a levered investor in mortgage-backed securities is the inherent risk we take that the spread between the market yield on our investments and the benchmark interest rates linked to our interest rate hedges fluctuates. In addition, although we attempt to protect our net book value against moves in interest rates, we may not fully hedge against interest rate, prepayment and extension risks if we believe that bearing such risks enhances our return profile, or if the hedging transaction would negatively impact our REIT status. Our risk management actions may lower our earnings and dividends in the short-term to further our objective of preserving our net book value and maintaining attractive levels of earnings and dividends over the long-term. In addition, some of our hedges are intended to provide protection against larger rate moves and as a result may be relatively ineffective for smaller interest rate changes. For additional explanation of our market risks please refer to Item 1A. *Risk Factors* and Item 7A. *Quantitative and Qualitative Disclosures about Market Risk* within this Form 10-K.

Regulatory Requirements

Exemption from Regulation under the Investment Company Act

We conduct our business so as not to become regulated as an investment company under the Investment Company Act, in reliance on the exemption provided by Section 3(c)(5)(C) of the Act. So long as we qualify for this exemption, we will not be subject to leverage and other restrictions imposed on registered investment companies, which would significantly reduce our ability to use leverage. Section 3(c)(5)(C), as interpreted by the staff of the U.S. Securities and Exchange Commission ("SEC"), requires us to invest at least 55% of our assets in "mortgages and other liens on and interest in real estate" or "qualifying real estate interests" ("55% asset test") and at least 80% of our assets in qualifying real estate interests and "real estate-related assets." In satisfying this 55% requirement, based on pronouncements of the SEC staff and in certain instances our own judgment, we treat Agency RMBS issued with respect to an underlying pool of mortgage loans in which we hold all the certificates issued by the pool ("whole pool" securities) as qualifying real estate interests. We typically treat "partial pool" and other mortgage securities where we hold less than all the certificates issued by the pool as real estate-related assets. For additional information regarding our exemption under the Investment Company Act please refer to Item 1A. *Risk Factors* within this Form 10-K.

Real Estate Investment Trust Requirements

We have elected to be taxed as a REIT under the Internal Revenue Code. As a REIT, we generally will not be subject to U.S. federal or state corporate income tax on our taxable income to the extent that we distribute annually all our taxable income to stockholders within the time limits prescribed by the Internal Revenue Code. Qualification and taxation as a REIT depend on our ability to continually meet requirements imposed upon REITs by the Internal Revenue Code, including satisfying certain organizational requirements, an annual distribution requirement and quarterly asset and annual income tests. The REIT asset and income tests are significant to our operations as they restrict the extent to which we can invest in certain types of securities and conduct certain hedging activities within the REIT. Consequently, we may be required to limit these activities or conduct them through a taxable REIT subsidiary ("TRS"). We believe that we have been organized and operate in such a manner as to qualify for taxation as a REIT.

Income Tests:

To continue to qualify as a REIT, we must satisfy two gross income requirements on an annual basis.

1. At least 75% of our gross income for each taxable year generally must be derived from investments in real property or mortgages on real property.

2. At least 95% of our gross income in each taxable year generally must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gains from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest income from obligations secured by mortgages on real property (such as Agency and non-Agency MBS) generally constitutes qualifying income for purposes of the 75% gross income test described above. There is no direct authority with respect to the qualification of income or gains from TBAs for the 75% gross income test; however, we treat these as qualifying income for this purpose based on an opinion of legal counsel. The treatment of interest income from other real estate securities depends on their specific tax structure. Income and gains from instruments that we use to hedge the interest rate risk associated with our borrowings incurred, or to be incurred, to acquire real estate assets will generally be excluded from both gross income tests, provided that specified requirements are met.

Asset Tests:

At the close of each calendar quarter, we must satisfy five tests relating to the nature of our assets.

1. At least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. Government securities, and, under some circumstances, temporary investments in stock or debt instruments purchased with new capital. For this purpose, mortgage-backed securities and mortgage loans are generally treated as "real estate assets." Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

2. The value of any one issuer's securities that we own may not exceed 5% of the value of our total assets.

3. We may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to "straight debt" having specified characteristics and to certain other securities.

4. The aggregate value of all securities of all TRSs that we hold may not exceed 20% of the value of our total assets.

5. No more than 25% of the total value of our assets may be represented by certain non-mortgage debt instruments issued by publicly offered REITs (even though such debt instruments qualify under the 75% asset test).

A failure to satisfy the income or asset tests would not immediately cause us to lose our REIT qualification; rather, we could retain our REIT qualification if we were able to satisfy certain relief provisions and pay any applicable penalty taxes and other fines, or, in the case of a failure to satisfy the asset test, eliminate the discrepancy within a 30-day cure period. Please also refer to the *Risks Related to Our Taxation as a REIT* in Item 1A. *Risk Factors* of this Form 10-K for further discussion of REIT qualification requirements and related items.

Regulatory Requirements of our Captive Broker-Dealer Subsidiary

BES is subject to ongoing membership and regulatory requirements as a member of the FICC and FINRA and as an SEC registered broker-dealer that include but are not limited to trade practices, use and safekeeping of funds and securities, capital structure, recordkeeping and conduct of directors, officers and employees. Additionally, as a self-clearing, registered broker-dealer, BES is subject to minimum net capital requirements. Thus, our ability to access tri-party repo funding through the FICC's GCF Repo service, which represents a significant portion of our total borrowing capacity, is reliant on BES' ability to continually meet FINRA and FICC regulatory and membership requirements.

Human Capital Management

We believe our success as a company ultimately depends on the strength, wellness, and dedication of our workforce. We pride ourselves on robust practices in the area of human capital management that are constantly evolving to meet the needs of our people. As of December 31, 2024, our workforce consisted of 53 full-time employees. We strive to provide each of our highly skilled employees an engaging, rewarding, supportive, and inclusive atmosphere in which to grow professionally. Our competitive and comprehensive benefits package is carefully designed to attract and retain talented personnel. We believe our low voluntary employee turnover, which averaged less than 1 employee per year the past three years, and favorable employee survey results are a testament to the success of our human capital management initiatives.

Employee Communications and Engagement

We recognize the importance of ongoing open communication and engagement with our employees and we greatly value their input. To foster this, we regularly engage with our employees in a variety of ways through direct interaction with each member of our staff, periodic anonymous employee surveys and regular town hall meetings. Our anonymous employee surveys provide important information about their job satisfaction, engagement, and specific concerns. Results consistently reflect high levels of employee satisfaction, including in areas of leadership, benefits, engagement, training, and development. To encourage candid feedback, we partner with outside vendors who analyze survey results and provide verbatim comments on an anonymous basis. In recognition of these efforts, AGNC was recertified as a Great Place to Work™ in 2023 based entirely on employee feedback. In 2024, *Fortune* named AGNC one of the Best Small Workplaces™, recognizing our commitment to creating a best-in-class employee experience. Our Board of Directors (our "Board") and management use survey results and regular direct feedback from employees in making adjustments to our work environment and benefits package.

Workplace Culture and Ethics

Our corporate culture promotes open and honest communication, fair treatment, collegiality and high ethics and compliance standards. Our Code of Ethics and Conduct ("Code of Conduct") applies to all directors, officers and employees and provides clear expectations and guidance to facilitate appropriate decisioning. Our Code of Conduct covers topics such as compliance with securities laws, conflicts of interest, giving and receiving gifts, discrimination, harassment, privacy, appropriate use of Company assets, protecting confidential information, and reporting Code of Conduct violations (including through an anonymous third-party hotline). All employees are required to affirm their understanding of these standards on at least an annual basis. We also regularly conduct mandatory compliance training on the Code of Conduct, insider trading, whistleblower protections, anti-harassment and other legal and corporate policies. Our executive officers and human resources department maintain "open door" policies, and any form of retaliation for bona fide reporting of Code of Conduct violations is expressly prohibited.

Employee Development

We have a number of policies and programs to further the professional development of our employees. These include our professional certification and continuing education policy, reimbursement for any supervisor-approved courses, one-on-one coaching to enhance skills in a number of areas of personal and professional development, and memberships to organizations that provide employees with access to educational webinars. We also conduct periodic "Lunch and Learn" seminars and offer a formal mentoring program for employees to receive direct one-on-one career guidance and cross-functional experience across various operations. Our employees also have the opportunity to lead and/or participate in employee-led initiatives, such as our employee-led Volunteerism & Community Outreach Committee, which is responsible for implementing and leading new volunteer opportunities, as well as identifying ways the Company can have a positive impact on the community. These initiatives have advanced unique and professional skill sets throughout the organization.

Inclusion

Central to our core values is that every individual deserves respect and equal treatment, regardless of gender, race, ethnicity, age, disability, sexual orientation, gender identity, cultural background or religious belief. We strive to have an inclusive and welcoming work environment that is free from wrongful discrimination. We have long maintained policies against discrimination and harassment in our workplace, and we periodically conduct workplace trainings and workshops attended by all employees related to these topics. Although we have a relatively small workforce and low turnover rate, our recruitment and hiring practices attempt to ensure the diversity of applicant pools for posted job openings. We also seek to engage our employees and provide them opportunities on a non-discriminatory and inclusive basis. As of December 31, 2024, 40% of our employees were women and 32% were ethnically diverse.

Compensation and Benefits

We seek to attract and retain the most talented employees in our industry by offering competitive compensation and benefits. Our pay-for-performance compensation philosophy is based on rewarding each employee's individual contributions through a combination of fixed and variable pay elements. Each employee receives a total compensation package that includes base salary, short-term incentives in the form of an annual cash bonus and long-term equity incentives in the form of time-vesting and/or performance-vesting restricted stock units. The proportion of each employee's variable incentive versus fixed-based elements of their compensation is directly correlated to the individual's level of responsibility and role in the organization. Generally, higher level employees have higher proportions of variable incentive-based compensation in their target mix. Similarly, within the incentive-based elements, the proportion of long-term incentive-based elements generally corresponds to the individual's role and level of responsibility in the organization.

As the success of our business is fundamentally connected to the well-being of our people, we offer benefits that support their physical, financial and emotional well-being. We provide our employees with access to flexible, comprehensive and convenient medical coverage intended to meet their needs and the needs of their families. In addition to standard medical coverage, we offer employees dental and vision coverage, health savings and flexible spending accounts, paid time off, parental leave and adoption assistance, voluntary short-term and long-term disability insurance, term life insurance, employee assistance programs, and other benefits. We also believe in the long-term financial wellness of our employees, and to foster maximum savings rates by our employees we offer a 401(k) Savings Plan with Company matching contributions of 100% up to 6% of each employee's eligible compensation, subject to IRS limits.

Competition

Our success depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring mortgage assets, we compete with a variety of other investors, including other mortgage REITs, government entities, banks, specialty finance companies, public and private funds, insurance companies and other financial institutions, who may have competitive advantages over us as to the price they are willing to pay due to factors such as a lower cost of funds, access to funding sources not available to us or a lack of REIT and Investment Company Act regulatory constraints.

Corporate Information

Our executive offices are located at 7373 Wisconsin Avenue, 22nd Floor, Bethesda, MD 20814 and our telephone number is (301) 968-9315.

We make available our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports as well as our Code of Ethics and Conduct on our internet website at www.AGNC.com. These reports are also available on the SEC internet website at www.sec.gov.

Item 1A. *Risk Factors*

You should carefully consider the risks described below and all other information contained in this Annual Report on Form 10-K, including our annual consolidated financial statements and the related notes thereto before deciding to purchase our securities. Any of the following risks could materially affect our business, financial condition or results of operations. If that happens, the trading price of our securities could decline, and you may lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance. Our risk factors discussed below are classified among:

- risks related to our investment and portfolio management activities;
- risks related to our financing and hedging activities;
- risks related to our business operations;
- legislative and regulatory risks; and
- risks related to our common stock.

Risks Related to Our Investment and Portfolio Management Activities

Spread risk is inherent to our business as a levered investor in Agency RMBS.

When the differential between the market yield on our assets and our interest rate hedges widens, our tangible net book value will typically decline, a dynamic we refer to as "spread risk." As a levered investor primarily in fixed-rate Agency RMBS, spread risk is an inherent component of our business. Although we use hedging instruments in an effort to protect against moves in interest rates, our hedges will typically not protect us against spread risk. Spreads may widen due to numerous factors, including actual or expected monetary policy actions by U.S. and foreign central banks; legislative, regulatory or other administrative actions affecting the Agency RMBS market; changes in fiscal policy and rising federal budget deficits; increased market volatility; reduced market liquidity; higher Agency RMBS supply; and shifts in investor return requirements and sentiment.

Interest rate and spread volatility represent significant risks to our business, potentially affecting our liquidity, increasing our costs, and impacting our ability to manage risks effectively.

Interest rate and spread volatility can materially and adversely impact our business, financial condition, and operating results. Elevated volatility amplifies market risks that affect the value of our assets and liabilities and can reduce earnings stability. Increased volatility also heightens our exposure to margin calls, including higher risk-based margin requirements, which may require us to post additional collateral, thereby reducing our unencumbered liquidity, limiting resources available for operational needs and further margin obligations.

Volatility further increases the complexity and cost of hedging against interest rate fluctuations, which can adversely affect our profitability. In addition, heightened volatility may reduce liquidity in the mortgage market as investors scale back exposure to mitigate risk, making it more difficult to buy or sell assets without significantly impacting market prices. Volatility may also diminish the effectiveness and accuracy of the predictive models we rely on for decision-making and risk management.

Sustained interest rate and spread volatility has the potential to materially impact our liquidity, increase our costs, and impair our ability to manage risk effectively. While we actively monitor market conditions and adjust our strategies in response, there is no assurance that these measures will be sufficient to offset the negative effects of volatility on our business, operations, and financial results.

The Fed's participation in the Agency mortgage market could have an adverse effect on our Agency RMBS investments.

The Federal Reserve's (the "Fed") participation in the Agency RMBS market can materially impact mortgage market conditions, affecting supply, pricing, and returns. Asset purchases by the Fed generally drive Agency RMBS values higher and tighten mortgage spreads, which increases our tangible net book value but reduces the return potential on new investments. Conversely, actual or anticipated reductions in the amount of its Agency RMBS holdings typically lead to lower values and wider spreads, thereby lowering our tangible net book value while improving the return potential on new acquisitions.

The Fed first implemented large-scale asset purchases, known as quantitative easing ("QE"), during the 2008-2009 financial crisis to stabilize markets and support economic recovery. In response to the COVID-19 crisis, the Fed's balance sheet more than doubled from $4.2 trillion in March 2020 to $8.9 trillion in May 2022, with its Agency RMBS holdings rising to nearly one-third of all outstanding Agency RMBS. Since 2022, the Fed has reduced these holdings by approximately $500 billion through prepayment runoff. While the Fed currently favors gradual balance sheet reduction through prepayment runoff, there is no assurance that it will not undertake asset sales. A faster-than-expected unwinding of Fed holdings could increase market volatility, reduce liquidity, and widen RMBS spreads, materially impacting our tangible net book value and financial condition.

Our active portfolio management strategy may expose us to greater losses and lower returns than compared to passive strategies.

We employ an active management strategy, meaning our investment portfolio composition, leverage ratio, and hedge positions will fluctuate based on our assessment of market conditions. We may realize significant gains or losses when selling investments or adjusting hedge positions that we no longer believe offer attractive risk-adjusted returns or when reallocating to perceived better opportunities. However, our market assessments may be incorrect, leading to portfolio, leverage, or hedge decisions that underperform a more static strategy. Additionally, due to our active approach, investors may not be able to assess changes in our financial position solely by tracking changes in the mortgage market.

A decline in the fair value of our assets may adversely affect our financial condition and make it costlier to finance our assets.

Our investment securities are reported at fair value on our consolidated balance sheet, with changes in fair value reported in net income or other comprehensive income. Therefore, a decline in the fair value of our assets reduces our total comprehensive income and adversely affects our financial position. We use our investments as collateral for our financing arrangements and certain hedge transactions; consequently, a decline in fair value, or perceived market uncertainty about the value of our assets, could reduce the amount of our unencumbered assets, subject us to margin calls or make it more difficult for us to maintain our compliance with the terms of our financing agreements. It could also reduce our ability to purchase additional investments or to renew or replace our existing borrowings as they mature. As a result, we could be required to sell assets at adverse prices and our ability to maintain or grow our total comprehensive income could be reduced.

The value of our assets is influenced by multiple factors. In particular, the value of our long-term fixed-rate securities is highly sensitive to fluctuations in longer-term interest rates. Additionally, market liquidity can significantly impact asset values, as reduced liquidity may lead to price declines and increased volatility. Several factors can negatively impact market liquidity, including shifts in macro-economic conditions, market uncertainties, changes in investor sentiment, reduced or negative global money flows into U.S. fixed income markets, and regulatory capital requirements that constrain the market-making or funding capacity of banks and financial institutions. Liquidity could also be affected by the Fed's monetary policy, particularly if balance sheet reduction occurs more rapidly than expected, as well as by legislative, regulatory or other administrative actions that affect the Agency RMBS market or changes in fiscal policy that increase the federal budget deficit.

Changes in prepayment rates may adversely affect the return on our investments.

Our investment portfolio largely consists of securities backed by pools of mortgage loans, which receive payments related to the underlying mortgage loans. When borrowers prepay their mortgage loans at rates faster or slower than anticipated, it exposes us to prepayment or extension risk. Generally, prepayments increase during periods of falling mortgage interest rates and decrease during periods of rising mortgage interest rates, but other factors can also affect the rate of prepayments, including loan age and size, loan-to-value ratios, housing price trends, general economic conditions and GSE buyouts of delinquent loans.

If our assets prepay at a faster rate than anticipated, we may be unable to reinvest the repayments at acceptable yields. If the proceeds are reinvested at lower yields than our existing assets, our net interest margins would be negatively impacted. We also amortize or accrete into interest income any premiums and discounts we pay or receive at purchase relative to the stated principal of our assets over their projected lives using the effective interest method. If the actual and estimated future prepayment experience differs from our prior estimates, we are required to record an adjustment to interest income for the impact of the cumulative difference in the effective yield, which could negatively affect our interest income.

If our assets prepay at a slower rate than anticipated, our assets could extend beyond their expected maturity, and we may have to finance our investments at potentially higher costs without the ability to reinvest principal into higher yielding securities. Additionally, if prepayment rates decrease due to a rising interest rate environment, the average life or duration of our fixed-rate assets would extend, but our interest rate swap maturities would remain fixed and, therefore, cover a smaller percentage of our funding exposure. At the same time, the market value of our assets could decline, while most of our hedging instruments would not receive any incremental offsetting gains.

To the extent that actual prepayment rates differ from our expectations, our operating results could be adversely affected, and we could be forced to sell assets to maintain adequate liquidity, which could cause us to incur realized losses. In addition, should significant prepayments occur, there is no certainty that we will be able to identify acceptable new investments, which could reduce our invested capital or result in us making less favorable investments.

Prepayment rates are difficult to predict, and market conditions and other factors impacting mortgage origination channels may disrupt the historical correlation between interest rate changes and prepayment trends.

Our success depends in part on our ability to predict prepayment behavior over a variety of economic conditions. As part of our overall portfolio risk management, we analyze interest rate changes and prepayment trends to assess their effects on our investment portfolio. Our analysis is largely based on predictive models and reliance on historical correlations between interest rates and other factors and the rate of prepayments. However, unprecedented events, market dislocations, advances in origination channel technologies and other factors may impair the usefulness of these historical correlations or render them completely invalid, reducing our ability to accurately predict future prepayment activity. Other factors beyond interest rates also impact the rate of prepayments and may be difficult to predict, such as housing turnover, lending conditions and the availability of credit to homeowners, and GSE buyouts of delinquent loans from the underlying mortgage pool.

The analytical models and third-party data that we rely on to manage our portfolio and conduct our business objectives may be incorrect, misleading or incomplete.

We use analytical models, data and other information to value our assets and assess potential investment opportunities in connection with our risk management and hedging activities. We may source our models and data from third-parties or develop them internally. Models are dependent on multiple assumptions and inputs. Models typically also assume a static portfolio. If either the models, their underlying assumptions or data inputs prove to be incorrect, misleading or incomplete, any decisions we make in reliance on such information may be faulty and expose us to potential risks.

Many of the analytical models we use are predictive in nature, such as mortgage prepayment and default models. The use of predictive models has inherent risks and may incorrectly forecast future behavior, leading to potential losses. Furthermore, since predictive models are usually constructed based on historical trends using data supplied by third parties, the success of relying on such models depends heavily on the accuracy and reliability of the supplied historical data. Additionally, multiple factors could disrupt the relationships between data and historical trends, reducing the ability of our models to predict future outcomes, or even render them invalid. We are at greater risk of this occurring during periods of high volatility or unanticipated and/or unprecedented financial or economic events, including any actual or anticipated shifts in monetary or fiscal policy resulting from these events. Consequently, actual results could differ materially from our projections. Moreover, the use of different models could result in materially different projections.

Analytical models and third-party data used to analyze credit sensitive assets also expose us to the risk that the (i) collateral cash flows and/or liability structures may be incorrectly modeled, or may be modeled based on simplifying assumptions that lead to errors; (ii) information about collateral may be incorrect, incomplete or misleading; (iii) collateral or bond historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation (e.g., different issuers may report delinquency statistics based on different definitions of what constitutes a delinquent loan); or (iv) collateral or bond information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

The fair value of our investments may not be readily determinable or may be materially different from the value that we ultimately realize upon their disposal.

We measure the fair value of our investments in accordance with guidance set forth in Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*. Fair value is only an estimate based on good faith judgment of the price at which an investment can be sold since market prices of investments can only be determined by negotiation between a willing buyer and seller. Our determination of the fair value of our investments includes inputs provided by pricing services and third-party dealers. Valuations of certain investments in which we invest may be difficult to obtain or unreliable. In general, pricing services and dealers heavily disclaim their valuations and we do not have recourse against them in the event of inaccurate price quotes or other inputs used to determine the fair value of our investments. Depending on the complexity and illiquidity of a security, valuations of the same security can vary substantially from one pricing source to another. Moreover, values can fluctuate significantly, even over short periods of time. For these reasons, the fair value at which our investments are recorded may not be an accurate indication of their realizable value. The ultimate realization of the value of an asset depends on economic and other conditions that are beyond our control. Consequently, if we were to sell an asset, particularly through a forced liquidation, the realized value may be less than the amount at which the asset is recorded, which would negatively affect our results of operations and financial condition.

The mortgage loans referenced by our CRT securities or that underlie our non-Agency securities may be or could become subject to delinquency or foreclosure, which could result in investment losses.

Investments in credit-oriented securities, such as CRT securities and non-Agency MBS, where repayment of principal and interest is not guaranteed by a GSE or U.S. Government agency, subject us to the potential risk of loss of principal and/or interest due to delinquency, foreclosure and related losses on the underlying mortgage loans.

CRT securities are risk sharing instruments issued by Fannie Mae and Freddie Mac, and similarly structured transactions arranged by third-party market participants, that are designed to synthetically transfer mortgage credit risk from the issuing entity to private investors. The transactions are structured as unguaranteed bonds whose principal payments are determined by the delinquency and prepayment experience of a reference pool of mortgages guaranteed by Fannie Mae or Freddie Mac. An investor in CRT securities bears the risk that the borrowers in the reference pool of loans may default on their obligations to make full and timely payments of principal and interest.

Non-Agency RMBS are backed by residential mortgage loans, which carry the risk of delinquency, foreclosure and loss based on the borrower's ability to repay. The ability to repay is primarily influenced by the borrower's income and assets. Factors such as loss of employment, divorce, illness, acts of God, acts of war or terrorism, adverse changes in economic and market conditions, declining home values, changes in laws and regulations, changes in fiscal policies and zoning ordinances, environmental hazards such as mold, and property losses (insured or not) can impede repayment.

CMBS are backed by commercial loans, secured by multifamily or other commercial properties. These loans typically face higher risks of delinquency and loss compared to residential loans. Repayment largely depends on the property's operational success. Factors affecting the property's net operating income, such as occupancy rates, tenant mix, the success of tenant businesses, property management, location, condition, and economic conditions, can influence the borrower's repayment capacity.

Geographic concentration of our assets can heighten the risk of default and loss. Both borrower repayment and the market value of the assets underlying our investments are affected by national, local and regional economic conditions. As a result, concentrations of investments tied to geographic regions increase the risk that adverse conditions affecting a region could increase the frequency and severity of losses on our investments. Additionally, assets in certain regional areas may be more susceptible to certain environmental hazards (such as earthquakes, widespread fires, rising sea levels, disease, floods, drought, hurricanes and certain climate risks) than properties in other areas; for example, assets located in coastal states may be more susceptible to hurricanes or sea level rise than properties in other parts of the country. Areas affected by these types of events often experience disruptions in travel, transportation and tourism, loss of jobs, a decrease in consumer activity, and a decline in real estate-related investments, and their economies may not recover sufficiently to support income producing real estate at pre-event levels. These types of occurrences may increase over time or become more severe due to changes in weather patterns and other climate changes.

Private mortgage insurance may not cover losses on loans referenced by our CRT securities and underlying our non-Agency RMBS.

Certain mortgage loans referenced by our CRT securities or underlying our non-Agency RMBS may have private mortgage insurance; however, coverage is not guaranteed. Insurance may not fully protect against losses in the event of a loan default due to several factors, including coverage limits that absorb only a portion of the loss, the insurer rescinding or denying a claim, or the insurer failing to meet its obligations—whether due to breach of contract or insolvency. As a result, we may still incur losses despite the presence of mortgage insurance.

Changes in credit spreads may adversely affect our profitability.

A significant portion of the fair value of CRT and non-Agency securities, as well as other credit risk-oriented investments, is typically driven by the credit spread—the difference between the value of a credit instrument and a comparable financial instrument with similar interest rate exposure but no credit risk, such as a U.S. Treasury note. Credit spreads fluctuate due to changes in economic conditions, liquidity, investor demand and other factors and can be highly volatile.

Credit spreads typically widen during periods of market uncertainty or actual or anticipated economic deterioration. They may also widen due to actual or anticipated rating downgrades of the securities or similar instruments. Hedging fair value changes related to credit spreads is often inefficient, and our hedging strategies are generally not designed to mitigate credit spread risk. As a result, fluctuations in credit spreads could negatively impact our profitability and financial condition.

We may be unable to acquire desirable investments due to competition, a reduction in the supply of new production Agency RMBS having the specific attributes we seek, and other factors.

Our profitability depends on our ability to acquire our target assets at attractive prices. We may seek assets with specific attributes that influence their prepayment behavior under certain market conditions or that enable us to satisfy asset test requirements to maintain our REIT qualification status or exemption from regulation under the Investment Company Act (such as "whole pool" Agency RMBS). The supply of our target assets may be impacted by policies and procedures adopted by the GSEs, their regulator—the Federal Housing Finance Administration ("FHFA")—or other governmental agencies, such as policies impacting origination and pooling practices, as well as by legislative, regulatory or other administrative actions related to the GSEs' government-like status or changes to their Federal conservatorships. As a result, our target assets may not be available in sufficient supply or at attractive prices. We may also compete for these assets with a variety of other investors, including other REITs, specialty finance companies, public and private funds, government entities, banks, insurance companies and other financial institutions, which may have competitive advantages over us, such as a lower cost of funds and access to funding sources not available to us. If we are unable to acquire enough target assets, we may be unable to achieve our investment objectives or maintain our REIT qualification status or exemption from regulation under the Investment Company Act.

We may change our targeted investments, investment guidelines and other operational policies without stockholder consent.

We may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, those described in this Annual Report or under our current guidelines. We may also amend or revise our other operational policies, including our policies with respect to our REIT qualification, acquisitions, dispositions, operations, indebtedness and distributions without a vote of, or notice to, our stockholders. Any such change may increase our exposure to risks described herein or expose us to new risks that are not currently contemplated, which could materially impair our operations and financial performance.

Risks Related to Our Financing and Hedging Activities

Our strategy involves the use of significant leverage, which increases the risk that we may incur substantial losses.

We expect our leverage to vary with market conditions and our assessment of the tradeoffs between risk and return on investments. We generally expect to maintain our leverage between six to twelve times the amount of our tangible stockholders' equity, but we may operate at levels outside of this range for extended periods. We incur this leverage by borrowing against a substantial portion of the market value of our assets. Leverage, which is fundamental to our investment strategy, creates significant risks and amplifies our risk exposure to higher borrowing costs, changes in underlying asset values, changes in mortgage spreads, and other market factors. Leverage also exposes us to the risk of margin calls and defaults under our funding agreements, which may result in forced sales of assets in adverse market conditions. The risks associated with leverage are more acute during volatile market environments and periods of reduced market liquidity. Because of our leverage, we may incur substantial losses.

We may be unable to procure or renew funding on favorable terms, or at all.

We rely primarily on short-term borrowings to finance our mortgage investments. Consequently, our ability to achieve our investment objectives depends not only on our ability to borrow sufficient amounts and on favorable terms, but also our ability to renew or replace our maturing short-term borrowings on a continuous basis. A variety of factors could prevent us from being able to achieve our intended borrowing and leverage objectives, including:

- disruptions in the repo market generally or the infrastructure that supports it;
- higher short-term interest rates;
- a decline in the market value of our investments available to collateralize borrowings;
- increases in the "haircut" lenders require on the value of our assets under repurchase agreements, resulting in higher collateral requirements;
- increases in member specific margin requirements assessed by the FICC for tri-party repo accessed by our wholly-owned captive broker-dealer subsidiary, BES, through the FICC's GCF Repo service;
- regulatory capital requirements or other limitations imposed on our lenders that negatively impact their ability or willingness to lend to us;
- an exit by lenders from the market;
- circumstances that could result in our failure to satisfy covenants, leverage limits, or other requirements imposed by our lenders, in which case our lenders may terminate and cease entering into repurchase transactions with us; and
- the inability of BES to continually meet FINRA and FICC regulatory and membership requirements, which may change over time.

Because of these and other factors, there is no assurance that we will be able to secure financing on terms that are acceptable to us. If we cannot obtain sufficient funding on acceptable terms, we may have to sell assets possibly under adverse market conditions.

Our borrowing costs may increase at a faster pace than the yield on our investments.

Our borrowing costs are particularly sensitive to changes in short-term interest rates, as well as overall funding availability and market liquidity, whereas the yield on our fixed rate assets is largely influenced by longer-term rates and conditions in the mortgage market. Consequently, our borrowing costs may rise at a faster pace or decline at a slower pace than the yield on our assets, negatively impacting our net interest margin.

It may be uneconomical to roll our TBA dollar roll transactions, and we may be required to take physical delivery of the underlying securities and fund our obligations with cash or other financing sources.

We utilize TBA dollar roll transactions, which represent a form of off-balance sheet financing and increase our "at risk" leverage, as an alternate means of investing in and financing Agency RMBS. It may become uneconomical for us to roll forward our TBA positions prior to their settlement dates due to market conditions, which can be impacted by a variety of factors, such as changes in the pace or manner of the Fed's runoff of its portfolio of Agency RMBS or, if they occur, the Fed's purchases or sales of Agency RMBS in the TBA market. TBA dollar roll transactions include a deferred purchase price obligation on our part. An inability or unwillingness to continue rolling forward our position has effects similar to a termination of financing. In that circumstance, we would be required to settle the obligations for cash and would then take physical delivery of the underlying Agency RMBS. We may not have sufficient funds or alternative financing sources available to settle such obligations. Additionally, if we take delivery of the underlying securities, we can expect to receive the "cheapest to deliver" securities with the least favorable prepayment attributes that satisfy the terms of the TBA contract. Further, the specific securities that we receive may include few, if any, "whole pool" securities, which could inhibit our ability to remain exempt from regulation as an investment company under the Investment Company Act (see "*Loss of our exemption from regulation pursuant to the Investment Company Act would adversely affect us*" below). TBA contracts also subject us to margin requirements as described further below. Our inability to roll forward our TBA positions, failure to obtain adequate financing to settle our obligations, or failure to meet margin calls under our TBA contracts could force us to sell assets under adverse market conditions causing us to incur significant losses.

Our funding and derivative agreements subject us to margin calls that could result in defaults and force us to sell assets under adverse market conditions or through foreclosure.

Our funding and derivative agreements require that we maintain certain levels of collateral with our counterparties and may result in margin calls initiated against us if, for example, the value of our collateral declines. A margin call means that the counterparty requires us to pledge additional collateral to re-establish the required collateral level to protect them from loss in the event we default on our obligations. The requirement to meet margin calls can create liquidity risks. In the event of a margin call, we must generally provide additional collateral on the same business day. If we fail to meet the margin call, we would be in default, and our counterparty could terminate outstanding transactions, require us to settle our entire obligation under the agreement and enforce their interests against existing collateral. Furthermore, we may also be subject to certain cross-default and acceleration rights, such that if we were to fail to meet a margin call under one agreement that failure could lead to defaults, accelerations, or other adverse events under other agreements, as well. The threat or occurrence of margin calls or the accelerated settlement of our obligations under our agreements could force us to sell our investments under adverse market conditions and result in substantial losses.

Our fixed-rate collateral is generally more susceptible to margin calls due to its price sensitivity to changes in interest rates. In addition, some collateral may be less liquid than other instruments, which could cause it to be more susceptible to margin calls in a volatile market environment. Furthermore, faster rates of prepayment increase the magnitude of potential margin calls as there is a time lag between the effective date of the prepayment and the date we receive the principal payment.

Our derivative agreements also subject us to margin calls. Collateral requirements under our derivative agreements are typically dictated by contract or clearinghouse rules and regulations adopted by the U.S. Commodity Futures Trading Commission ("CFTC") and regulators of other countries. Thus, changes in clearinghouse rules and other regulations can increase our margin requirements and the cost of our hedges. Our counterparties typically have the sole discretion to determine eligible collateral, the value of our collateral and, in the case of our derivative counterparties, the value of our derivative instruments. Additionally, for cleared swaps and futures, the futures commission merchant, or FCM, that we transact through typically has the right to require more collateral than the clearinghouse requires.

Changes to FICC margin requirements could limit our ability to enter tri-party repo transactions with the FICC's GCF Repo service and TBA transactions with the FICC's MBSD

We finance a significant portion of our investments and execute TBA transactions through our wholly-owned captive broker-dealer subsidiary, BES. As an eligible institution, BES accesses repo funding through the FICC's GCF Repo service and central clearing in the TBA market through the FICC's Mortgage-Backed Securities Division (MBSD).

The FICC continually assesses potential changes to rules governing the calculation of margin and minimum margin requirements. The FICC may also levy member specific margin requirements, including requirements related to a member's specific portfolio risk factors as a ratio to that member's net capital, requirements related to "back-testing" failures of collected FICC margin requirements to cover losses from a simulated liquidation of a member's portfolio, and other charges that the FICC has the ability to implement, in some cases without a significant notice period.

Increases in FICC margin requirements would have the effect of reducing our unencumbered assets and could potentially limit our ability to utilize tri-party repo funding through the FICC's GCF Repo service and engage in centrally-cleared TBA transactions through the FICC's MBSD. Furthermore, BES' inability to meet FICC margin requirements may result in the FICC declaring an event of default and ceasing to act for BES as a member along with a liquidation of any margin collateral as well as the portfolio of outstanding transactions for which the FICC serves as BES' central counterparty, potentially in adverse market conditions. If BES were to fail to continually meet FICC margin requirements and default on its obligations to the FICC it could have a material financial impact on our financial position.

Our repurchase agreements and agreements governing certain derivative instruments may contain financial and nonfinancial covenants subjecting us to the risk of default.

A number of our bilateral repurchase agreements and derivative agreements require that we comply with certain financial and non-financial covenants. These financial covenants typically limit declines in our stockholders' equity for any given quarter, calendar year, or 12-month period and limit our leverage to a maximum amount. Compliance with these covenants depends on market factors and the strength of our business and operating results. In addition, a number of these agreements require, among other things, that we maintain our status as a publicly listed REIT and remain exempt from the provisions of the 1940 Act. Various risks, uncertainties and events beyond our control, including significant fluctuations in interest rates, market volatility and changes in market conditions, could affect our ability to comply with these covenants. Unless we were able to negotiate a waiver or forbearance of such covenants, failure to comply with them could result in an event of default and generally would give the counterparty the right to exercise certain other remedies under the agreement, including termination of one or more repo or hedging transactions, acceleration of all amounts owed under an agreement, and the right to sell the collateral held by that counterparty. Any waiver or forbearance, if granted, could carry additional conditions that may be unfavorable to us. Additionally, certain of our agreements contain cross-default, cross-acceleration or similar provisions, such that if we were to violate a covenant under one agreement, that violation could lead to defaults, accelerations, or other adverse events under other agreements, as well.

Our rights under repurchase and derivative agreements in the event bankruptcy or insolvency may be limited.

In the event of our bankruptcy or insolvency, our repurchase agreements and hedging arrangements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the counterparty under the applicable agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral without delay. In the event of an insolvency or bankruptcy of one of our repurchase agreement or derivative counterparties, the counterparty may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the counterparty for damages may be treated simply as an unsecured creditor. In addition, if the counterparty is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to recover our assets under our agreements or to be compensated for any damages resulting from the counterparty's insolvency may be further limited by those statutes. Recoveries on these claims could be subject to significant delay and, if received, could be substantially less than the damages incurred.

Our funding and derivative agreement counterparties may not fulfill their obligations to us as and when due.

If a repurchase agreement counterparty defaults on its obligation to resell collateral to us, we could incur a loss on the transaction equal to the difference between the value of our collateral and the amount of our borrowing. Similarly, if a derivative agreement counterparty fails to return collateral to us at the conclusion of the derivative transaction or fails to pledge collateral to us or to make other payments we are entitled to under the terms of our agreement as and when due, we could incur a loss equal to the value of our collateral and other amounts due to us.

We attempt to limit our counterparty exposure by diversifying our funding across multiple counterparties and limiting our counterparties to registered central clearing exchanges and major financial institutions with acceptable credit ratings. However, these measures may not sufficiently reduce our risk of loss. Central clearing exchanges typically attempt to reduce the risk of default by requiring initial and daily variation margin from their clearinghouse members and maintain guarantee funds and other resources that are available in the event of default. Nonetheless, we could be exposed to a risk of loss if an exchange or one or more of its clearing members defaults on its obligations. Most of the swaps and futures transactions that we enter into must be cleared by a Derivatives Clearing Organization, or DCO. DCOs are subject to regulatory oversight, use extensive risk management processes, and might receive "too big to fail" support from the government in the case of insolvency. We access the DCO through several FCMs, which may establish their own collateral requirements beyond that of the DCO. Consequently, for any cleared swap or futures transaction, we bear the credit risk of both the DCO and the relevant FCM as to obligations under our swap and futures agreements. The enforceability of our derivative and repurchase agreements may also depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the domicile of the counterparty, applicable international requirements.

Our hedging strategies may be ineffective.

We attempt to limit, or hedge against, the adverse effect of changes in interest rates on the value of our assets and financing costs, subject to complying with REIT tax requirements. Hedging strategies are complex and do not fully protect against adverse changes under all circumstances. Our business model also calls for accepting certain amounts of risk. Consequently, our hedging activities are generally designed to limit interest rate exposure, but not to eliminate it, and they are generally not designed to hedge against spread risk and other risks inherent to our business model.

Our hedging strategies may vary in scope based on our portfolio composition, liabilities and our assessment of the level and volatility of interest rates, expected prepayments, credit and other market conditions, and are expected to change over time. We could inaccurately assess a risk or fail to recognize a risk entirely, leaving us exposed to losses without the benefit of any offsetting hedges. Furthermore, the techniques and derivative instruments we select may not have the effect of reducing our risk. Poorly designed hedging strategies or improperly executed transactions could increase our risk of loss. Hedging activities could also result in losses if the hedged event does not occur. Numerous other factors can impact the effectiveness of our hedging strategies, including the following:

- the cost of interest rate hedges;
- the degree to which the interest rate hedge benchmark rate correlates to the interest rate risk being hedged;
- the degree to which the duration of the hedge matches that of the related asset or liability, particularly as interest rates change;
- the amount of income that a REIT may earn from hedging transactions that do not satisfy certain requirements of the Internal Revenue Code or that are not done through a TRS; and
- the degree to which the value of our interest rate hedges changes relative to our assets as a result of fluctuations in interest rates, passage of time, or other factors.

Additionally, regulations adopted by the CFTC and regulators of other countries could adversely affect our ability to engage in derivative transactions or impose increased margin requirements and require additional operational and compliance costs. Consequently, our hedging strategies may fail to protect us from loss and could even result in greater losses than if we had not entered in the hedge transaction.

Risks Related to Our Business Operations

Our executive officers and other key personnel are critical to our success and the loss of any executive officer or key employee may materially adversely affect our business.

We operate in a highly specialized industry and our success is dependent upon the efforts, experience, diligence, skill and network of business contacts of our executive officers and key personnel. The departure of any of our executive officers and/or key personnel could have a material adverse effect on our operations and performance.

We are highly dependent on information systems and third-party service providers to conduct our operations, and system failures, cybersecurity incidents or failure of our providers to fulfill their obligations to us could significantly disrupt our ability to operate our business.

Our business heavily depends on information and communication systems, including services provided by third parties and cloud-based platforms. A failure in these systems, or a failure by a third-party provider, could significantly disrupt our operations. These systems may be subject to damage or interruption from, among other things, natural disasters, public health issues such as pandemics or epidemics, terrorist attack, rogue employees, power loss, telecommunications failures, internet disruptions, and other interruptions beyond our control. Additionally, our reliance on these systems exposes us to risks of disruption or damage from cybersecurity risks, such as malware, virus, hacking, denial of service, ransomware, physical or electronic break-ins, insider threats, and phishing attacks, all of which are increasingly sophisticated and prevalent. Our systems may be misconfigured or configured in a way that exacerbates our exposure to these risks. Despite having no significant breaches detected so far, we regularly are targeted by threat actors, and completely preventing or detecting such incidents promptly is increasingly challenging.

The complex nature of cybersecurity threats means a breach could go undetected for a long time, if ever, and responding to such incidents may not always be immediate or sufficient. Moreover, we depend on third-party vendors to implement security programs commensurate with their own risk. They may not be successful at defending against or detecting cybersecurity threats, and they may not be obligated to inform us of such incidents. The consequences of a cyber-attack may include operational disruption, unauthorized access to sensitive data, regulatory fines, reputational damage, liability to third parties, and financial losses.

The impact of cybersecurity incidents is difficult to predict, and legal and regulatory requirements around data privacy and security could lead to increased costs and stricter compliance requirements. During an investigation of a cybersecurity incident, or a series of events, it is possible we may not necessarily know the extent of the harm or how to remediate it, which could further adversely impact us, and we may be compelled to disclose information about a material cybersecurity incident before it has been mitigated or resolved, or even fully investigated. Furthermore, whether a single or series of cyber events is material is often a matter of judgment rather than quantitative measures and might only be determinable well after the fact. Despite our efforts to enhance our cybersecurity defenses, we cannot assure complete protection against all cybersecurity threats. A cybersecurity incident, if one were to occur, could adversely affect our business, results of operations, or financial condition.

Risks Related to Our Taxation as a REIT

Our failure to qualify as a REIT would have adverse tax consequences.

We believe we qualify as a REIT for U.S. federal income tax purposes under Sections 856–860 of the Internal Revenue Code of 1986, as amended, and related Treasury Regulations, and we intend to maintain our REIT status. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be entirely within our control. Qualification and taxation as a REIT also depend on our ability to continually meet requirements imposed on REITs by the Internal Revenue Code, including satisfying certain organizational requirements, an annual distribution requirement, and quarterly asset and annual income tests. These tests depend on our ability to effectively manage the composition of our income and assets on an ongoing basis. At least 75% of our gross income must come from real estate sources, and 95% must come from real estate and certain other qualifying sources. Our ability to satisfy the asset tests depends on determining the characterization and fair market value of our assets, which may not be precisely measurable and lack independent appraisals. Additionally, the classification of certain instruments as debt or equity for tax purposes may be uncertain, which could impact the application of the REIT asset requirements. The distribution requirement mandates that we distribute at least 90% of our REIT taxable income to stockholders annually, determined without regard to the dividends paid deduction and excluding net capital gains.

Failure to qualify as a REIT would have significant consequences. We would lose the ability to deduct dividends paid to stockholders when computing our taxable income and would be subject to U.S. federal and state corporate income tax as a regular C corporation for any taxable year for which we did not qualify. This could result in substantial tax liabilities and reduce funds available for investments and distributions, likely adversely impacting our stock value. Additionally, we would no longer be required to make stockholder distributions. Unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify.

Relief provisions may be available if we fail to meet the REIT requirements, provided the failure was due to reasonable cause, not willful neglect, and we satisfy other requirements, including completion of applicable IRS filings. It is not possible to predict if we would be entitled to benefit from such provisions. Even if we were to qualify for relief, we may still incur penalty taxes. The penalty for failing an asset test is the greater of $50,000 per failure or the net income from non-qualifying assets that resulted in the failure multiplied by the highest U.S. federal corporate tax rate. For failing one or both gross income tests, the penalty equals 100% of the net profit from non-qualifying income that resulted in the failure, as determined under the Internal Revenue Code.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our taxable income, subject to certain adjustments and excluding any net capital gain, for U.S. federal and state corporate income tax not to apply to earnings that we distribute and to retain our REIT status. Distributions of our taxable income must generally occur in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. We may also elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains if required, in which case, we could elect for our stockholders to include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (b) the tax that we paid on their behalf with respect to that income. We intend to make distributions to our stockholders to comply with the REIT qualification requirements of the Internal Revenue Code, which limits our ability to retain earnings and thereby replenish or increase capital from operations.

To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal and state corporate income tax on our undistributed taxable income. Furthermore, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, (y) the amounts of income we retained and on which we have paid corporate income tax and (z) any excess distributions from prior periods.

Our taxable income will typically differ from income prepared in accordance with GAAP due to temporary and permanent differences. For example, realized gains and losses on our hedging instruments, such as interest rate swaps, may be deferred for income tax purposes and amortized into taxable income over the remaining contract term of the instrument even if we have exited the instrument and settled such gains or losses for cash. We are also not allowed to reduce our taxable income for net capital losses incurred; instead, the capital losses may be carried forward for a period of up to five years and applied against future capital gains subject to our ability to generate sufficient capital gains, which cannot be assured. Therefore, it is possible that our taxable income could be in excess of the net cash generated from our operations. If we do not have funds available in these situations to meet our REIT distribution requirements or to avoid corporate and excise taxes altogether, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions.

We may choose to pay dividends in our own stock, in which case stockholders may be required to pay income taxes in excess of cash dividends received.

We may in the future distribute taxable dividends that are payable at least in part in shares of our common stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends that are in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may nonetheless be subject to certain federal, state and local taxes on our income and assets, including the following items. Any of these or other taxes we may incur would decrease cash available for distribution to our stockholders.

- Regular U.S. federal and state corporate income taxes on any undistributed taxable income, including undistributed net capital gains.
- A non-deductible 4% excise tax if the actual amount distributed to our stockholders in a calendar year is less than a minimum amount specified under Federal tax laws.
- Corporate income taxes on the earnings of subsidiaries, to the extent that such subsidiaries are subchapter C corporations and are not qualified REIT subsidiaries or other disregarded entities for federal income tax purposes.
- A 100% tax on certain transactions between us and our TRSs that do not reflect arm's-length terms.
- If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize a gain on a disposition of any such assets during the five-year period following their acquisition from the subchapter C corporation.
- A 100% tax on net income and gains from "prohibited transactions."
- Penalty taxes and other fines for failure to satisfy one or more requirements for REIT qualification.

Complying with REIT requirements may cause us to liquidate or forgo attractive investment opportunities.

To remain qualified as a REIT, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. We must also satisfy tests concerning the sources of our income and the amounts that we distribute to our stockholders. Complying with these requirements may prevent us from acquiring certain attractive investments or we may be required to sell otherwise attractive investments. Thus, the potential returns on our investment portfolio may be lower than if we were not subject to such requirements. Additionally, if we must liquidate our investments to repay our lenders or to satisfy other obligations, we may be unable to comply with these requirements, potentially jeopardizing our qualification as a REIT.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code could substantially limit our ability to hedge our risks. Any income from a properly designated hedging transaction to manage risk of interest rate changes with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets generally does not constitute "gross income" for purposes of the 75% or 95% gross income tests ("qualified hedges"). To the extent that we enter into other types of hedging transactions, or fail to properly designate qualified hedges, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As such, we may have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities as our TRS would be subject to tax on gains or expose us to greater risks than we would otherwise want to bear. In addition, losses in a TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

Uncertainty exists with respect to the treatment of our TBAs for purposes of the REIT asset and income tests.

There is no direct authority with respect to the qualification of TBAs as real estate assets or U.S. Government securities for purposes of the 75% asset test or the qualification of income or gains from dispositions of TBAs as gains from the sale of real property or other qualifying income for purposes of the 75% gross income test. However, we treat our TBAs as qualifying assets for purposes of the REIT 75% asset test, and we treat income and gains from our TBAs as qualifying income for purposes of the 75% gross income test, based on a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") substantially to the effect that (i) for purposes of the REIT asset tests, our ownership of a TBA should be treated as ownership of the underlying Agency RMBS, and (ii) for purposes of the 75% REIT gross income test, any gain recognized by us in connection with the settlement of our TBAs should be treated as gain from the sale or disposition of the underlying Agency RMBS. Opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not successfully challenge the conclusions set forth in such opinions. In addition, it must be emphasized that Skadden's opinion is based on various assumptions relating to our TBAs and is conditioned upon fact-based representations and covenants made by our management regarding our TBAs. No assurance can be given that the IRS would not assert that such assets or income are not qualifying assets or income. If the IRS were to successfully challenge Skadden's opinion, we could be subject to a penalty tax or we could fail to remain qualified as a REIT if a sufficient portion of our assets consists of TBAs or a sufficient portion of our income consists of income or gains from the disposition of TBAs.

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions on a continuous basis for which only limited judicial and administrative authorities exist. Our application of such provisions may be dependent on interpretations of the provisions by the staff of the Internal Revenue Service, which may change over time. Even a technical or inadvertent violation of the Internal Revenue Code provisions could jeopardize our REIT qualification.

The tax on prohibited transactions could limit our ability to engage in certain transactions.

Net income that we derive from a "prohibited transaction" is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We could be subject to this tax if we were to dispose of assets or structure transactions in a manner that is treated as a prohibited transaction for federal income tax purposes.

We intend to structure our activities to avoid classification as prohibited transactions. As a result, we may choose not to engage in certain transactions at the REIT level that might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. Thus, no assurance can be given that any property that we sell will not be treated as such or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax at the entity's regular corporate rates.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Although distributions with respect to our common stock generally do not constitute unrelated business taxable income, there are some circumstances where they may. If (i) we generate "excess inclusion income" as a result of all or a portion of our assets being subject to rules relating to "taxable mortgage pools" or as a result of holding residual interests in a REMIC or (ii) we become a "pension held REIT," then a portion of the distributions to tax exempt investors may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

Legislative and Regulatory Risks

Federal housing finance reform and potential changes to the Federal conservatorship of Fannie Mae and Freddie Mac or to laws or regulations affecting the relationship between the GSEs and the U.S. Government may adversely affect our business.

The payments of principal and interest we receive on our Agency RMBS are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. The guarantees on Agency securities created by Ginnie Mae are explicitly backed by the full faith and credit of the U.S. Government, whereas the guarantees on Agency securities created by Fannie Mae and Freddie Mac are not.

In September 2008, Fannie Mae and Freddie Mac were placed into the conservatorship of the FHFA. In addition to the conservatorships, the U.S. Department of the Treasury has provided a liquidity backstop to Fannie Mae and Freddie Mac to ensure their financial stability. Over time, efforts to end the conservatorships and the guarantee-payment structure of Fannie Mae and Freddie Mac have garnered attention from U.S. Government policymakers. During the final year of the first Trump Administration, FHFA established new regulatory capital requirements necessary for Fannie Mae and Freddie Mac to exit conservatorship, and the U.S. Treasury Department amended the terms of its liquidity backstop to enable Fannie Mae and Freddie Mac to retain a greater amount of capital in order to achieve these levels, subject to certain conditions. In the final months of 2020 and early 2021, the Director of the FHFA was reported to have considered various actions to bring a prompt end to the conservatorships. The Biden Administration and the FHFA delayed implementation or reversed many of these initiatives and took steps intended to advance other housing finance policy objectives. In the final month of the Biden Administration, the FHFA and Department of Treasury further amended the liquidity backstop to, among other things, require the written consent of the Department of Treasury after a period of public notice and opportunity to comment prior to terminating the conservatorships (other than through receivership) and would further require that Fannie Mae and Freddie Mac achieve sufficient capital levels prior to being released from conservatorship. Since the 2024 election, speculation has grown that the Trump Administration or Congress would take actions to bring an end to the conservatorships although it is not clear what form any such actions may take or what the timeline would be to implement them, and it is possible that the Department of Treasury and FHFA will further amend the liquidity backstop to eliminate or modify provisions that would otherwise slow or add conditionality to an end to the conservatorships.

These or other administrative and/or legislative actions may be taken that affect the GSEs or the housing finance system, alter the amount or nature of the credit support provided by the U.S. Treasury to Fannie Mae and Freddie Mac, modify the future roles of Fannie Mae and Freddie Mac in housing finance or otherwise impact the value or relative fungibility of Agency RMBS issued by each GSE. Such actions may create market uncertainty, may have the effect of reducing the actual or perceived credit quality of securities issued or guaranteed by the GSEs, may impact the ability of banks, foreign investors, mutual funds or others to own Agency RMBS, or may otherwise impact the liquidity, size and scope of the Agency RMBS markets. Actions that would terminate the conservatorships without also providing for sufficiently robust U.S. government backing to preserve their government-like status or otherwise retain the functionality, scale and efficiency of the primary and secondary mortgage markets as they exist today could re-define what constitutes an Agency security. This could subject Agency RMBS to greater credit risk, make them more difficult to finance or less liquid, and cause their values to decline, all of which could have broad adverse implications for primary and secondary mortgage markets and our business.

Actions of the U.S. Government, including the U.S. Congress, Fed, U.S. Treasury, FHFA and other governmental and regulatory bodies may adversely affect our business.

U.S. Government legislative and administrative actions may have an adverse impact on financial markets for fixed income securities, including Agency RMBS. To the extent the markets do not respond favorably to any such actions or such actions do not function as intended, they could have broad adverse market implications and could negatively impact our financial condition and results of operations. For example, the actual or anticipated actions or inaction on U.S. fiscal policy matters, including the U.S. dept ceiling and the amount and tenor of U.S. Treasury debt required to fund the government, could result in a wide range of negative economic effects, including increased financial market and interest rate volatility and wider market spreads between mortgage assets and benchmark interest rates.

Additionally, new regulatory requirements, including the imposition of more stringent bank capital rules and changes to the manner and timing of clearing U.S. Treasury and Agency RMBS transactions, could adversely affect the availability or terms of financing from our lending counterparties, reduce market liquidity or demand for Agency RMBS, restrict the origination of residential mortgage loans and the formation of new issuances of mortgage-backed securities, or limit the trading activities of certain banking entities and other systemically significant organizations that are important to our business. In 2023, the FDIC and Fed proposed revisions to bank capital rules that would have applied risk weights (and costs) to Agency RMBS that, if adopted, might have impacted the source, pricing, volume, financing, and nature of Agency RMBS. Although these proposals are not expected to be finally adopted in their original form, they have not yet been withdrawn, and aspects of them may be re-proposed or adopted in the future. In addition, SEC regulations that mandate the central clearing of U.S. Treasury and U.S. Treasury repurchase agreement ("U.S. Treasury Repo") transactions will necessitate significant changes to trading operations and have the potential to adversely impact liquidity, funding and efficiency of these markets. Such changes could adversely affect the cost and other terms or availability of financing and hedging arrangements for our business. Together or individually new regulatory requirements could materially affect our financial condition or results of operations in adverse ways.

Failure to satisfy regulatory requirements of our captive broker-dealer subsidiary could result in our inability to access tri-party repo funding through the FICC's GCF Repo service and could be harmful to our business operations.

BES is subject to ongoing membership and regulatory requirements as a member of the FICC and FINRA and as an SEC registered broker-dealer that include but are not limited to trade practices, use and safekeeping of funds and securities, capital structure, recordkeeping and conduct of directors, officers and employees. Additionally, as a self-clearing, registered broker-dealer, BES is subject to minimum net capital requirements. Our ability to access tri-party repo funding through the FICC's GCF Repo service, which represents a significant portion of our total borrowing capacity, and our ability to conduct self-clearing of our investment and funding activity through BES are reliant on BES' ability to continually meet these regulatory and membership requirements. If BES were to lose its memberships in FICC and FINRA or its status as a self-clearing registered broker-dealer, we may be unable to find alternative sources of financing on favorable terms and we may experience business interruptions as we attempt to transfer custody and clearing activities to alternative providers that would be harmful to our business.

Loss of our exemption from regulation pursuant to the Investment Company Act would adversely affect us.

We conduct our business so as not to become regulated as an investment company under the Investment Company Act in reliance on the exemption provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires that: (i) at least 55% of our investment portfolio consists of "mortgages and other liens on and interest in real estate," or "qualifying real estate interests," and (ii) at least 80% of our investment portfolio consists of qualifying real estate interests plus "real estate-related assets."

The specific real estate related assets that we acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated thereunder. In satisfying the 55% requirement, we treat Agency RMBS issued with respect to an underlying pool of mortgage loans in which we directly or indirectly hold all the certificates issued by the pool ("whole pool" securities) as qualifying real estate interests based on pronouncements of the SEC staff. We treat partial pool securities, CRT and other mortgage related securities as real estate-related assets. Consequently, our ability to satisfy the exemption under the Investment Company Act is dependent upon our ability to acquire and hold on a continuous basis a sufficient amount of whole pool securities. The availability of whole pool securities may be adversely impacted by a variety of factors, including GSE pooling practices, which can change over time, housing finance reform initiatives and competition for whole pool securities with other mortgage REITs.

Additionally, if the SEC determines that any of our securities are not qualifying interests in real estate or real estate-related assets, otherwise believes we do not satisfy the above exceptions or changes its interpretation with respect to these securities or the above exceptions, we could be required to restructure our activities or sell certain of our assets. As such, we cannot guarantee that we will be able to acquire or hold enough whole pool securities to maintain our exemption under the Investment Company Act, and our compliance with these requirements may at times lead us to adopt less efficient methods of investing in certain securities or to forego acquiring more desirable securities. Importantly, if we fail to qualify for this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as we currently conduct it, which could materially and adversely affect our business.

New legislation or administrative or judicial action could make it more difficult or impossible for us to remain qualified as a REIT or it could otherwise adversely affect REITs and their stockholders.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect our ability to maintain our REIT status and/or the federal income tax treatment of an investment in us. The federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in Federal tax laws and interpretations thereof could affect or cause us to change our investments and affect the tax considerations of an investment in us.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile.

The market price and trading volume of our common stock may be highly volatile and subject to wide fluctuations. If the market price of our common stock declines significantly, stockholders may be unable to resell shares at a gain. Furthermore, fluctuations in the trading price of our common stock may adversely affect the liquidity of our common stock and our ability to raise additional equity capital. Price fluctuations may result in our stock trading below our reported net tangible book value per share for extended periods of time. Variations in the price of our common stock can be affected by any one of the risk factors described herein. Variations may also occur due to a variety of factors unrelated to our financial performance, such as:

- general market and economic conditions, including actual and anticipated changes in interest rates and mortgage spreads;
- changes in government policy, rules and regulations applicable to mortgage REITs, including tax laws, financial accounting and reporting standards, and exemptions from the Investment Company Act of 1940, as amended;
- actual or anticipated variations in our quarterly operating results as well as relative to levels expected by securities analysts;
- issuance of shares of common stock or securities convertible into common stock, which may be issued at a price below tangible net book value per share of common stock;
- changes in market valuations of similar companies;
- adverse market reaction to any increased indebtedness we incur in the future or issuance of preferred stock senior in priority to our common stock;
- actions by stockholders, individually or collectively;
- additions or departures of key management personnel;

- speculation in the press or investment community;
- actual or anticipated changes in our dividend policy; and
- changes to our targeted investments or investment guidelines.

We have not established a minimum dividend payment level and may be unable to pay dividends in the future.

We intend to pay monthly dividends to our common stockholders in an amount that all or substantially all our taxable income is distributed within the limits prescribed by the Internal Revenue Code. However, we have not established a minimum dividend payment level and the amount of our dividend may fluctuate. Our ability to pay dividends may be adversely affected by the risk factors described herein. All distributions will be made at the discretion of our Board and will depend on our earnings and financial condition, the requirements for REIT qualification and such other factors as our Board deems relevant from time to time. Additionally, our preferred stock has a preference on dividend payments and liquidating distributions that could limit our ability to pay dividends to the holders of our common stock. Therefore, we may not be able to make distributions in the future or our Board may change our dividend policy.

Our certificate of incorporation generally does not permit ownership of more than 9.8% of our common or capital stock and attempts to acquire amounts above this limit will be ineffective unless an exemption is granted by our Board of Directors.

For the purpose of complying with REIT ownership limitations under the Internal Revenue Code, our amended and restated certificate of incorporation generally prohibits beneficial or constructive ownership by any person of more than 9.8% of our common or capital stock (by value or by number of shares, whichever is more restrictive), unless exempted by our Board. Such constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of 9.8% or less of the outstanding stock by an individual, entity or group could result in constructive ownership greater than 9.8% and thus be subject to our amended and restated certificate of incorporation's ownership limit. Any attempt to own or transfer shares of our common or preferred stock more than the ownership limit without the consent of the Board will result in the shares being automatically transferred to a charitable trust or, if the transfer to a charitable trust would not be effective, such transfer being treated as invalid from the outset. Such ownership limit could also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

We maintain an active cybersecurity risk management and strategy program to address the risks of cybersecurity threats to our business. Our cybersecurity program aligns with the NIST Cybersecurity Framework, and we conduct reviews of its effectiveness on a regular basis through annual testing, periodic third-party evaluations of our processes and controls, and ongoing surveillance. This program involves the use of cybersecurity tools to identify, protect, detect, respond, and recover from cybersecurity threats. Additionally, we engage with third-party cybersecurity consultants and other professional advisors to gain insight and knowledge into emerging threats, industry trends and emerging practices. Annually, we review cybersecurity risk in the context of our overall enterprise risk management assessment. As a component of these processes, our management team, including our Senior Vice President and Chief Technology Officer, identifies and assesses the likelihood and magnitude of risks, on both inherent and residual basis. These evaluations inform our overall cybersecurity strategy.

Our business operations depend significantly on third party service providers. We have processes in place to evaluate the operational and cybersecurity risks posed to us by third parties on whom we are reliant for these services at the inception of our engagement, and we continuously monitor third-party firms that pose the greatest risks to our business and operations from cybersecurity threats. Nonetheless, we rely on the third parties we use to implement security programs commensurate with their own risk, and we cannot ensure that their efforts will be successful.

Our primary business involves investments in mortgages and mortgage instruments, but we do not perform mortgage servicing, maintain customer accounts, or provide any direct mortgage lending. Nor do we receive personal information on individual mortgage borrowers as part of our regular operations. However, our business is highly dependent on the availability of information systems, and a cybersecurity incident, if one were to occur, could have the potential to disrupt our operations. To date, the Company has not identified any cybersecurity incidents which have materially affected, or are reasonably likely to materially affect, our operations, business strategy, or financial condition. As discussed more fully under *Risks Related to Our Business Operations* in Item 1A. *Risk Factors* of this Form 10-K, given the evolving nature and increasing sophistication of cyber threats, there is no guarantee that future incidents will not have a material impact. While we continuously assess, identify, and mitigate cybersecurity risks through policies, procedures, and industry-standard security measures, cyber threats remain dynamic and could potentially disrupt our operations, expose us to legal or regulatory liabilities, or cause reputational harm.

Governance and Oversight

The Audit Committee of the Board has responsibility to oversee management's strategy to address risks from cybersecurity threats. The Audit Committee periodically reviews with management the Company's policies, controls, and procedures used to identify, mitigate, and manage cybersecurity risks. To accomplish this objective, we have established processes for reporting cybersecurity risks to the Audit Committee of the Board on a quarterly basis. This report, which is prepared by our Senior Vice President and Chief Technology Officer, includes performance as against key performance indicators (KPIs) and service level objectives specifically defined to measure the effectiveness of our cybersecurity controls and risk management efforts, current threat landscape, and strategy. In addition, on at least an annual basis the Company's Senior Vice President and Chief Technology Officer presents to the Audit Committee on cybersecurity matters, including material changes to the Company's information systems, policies and controls, the results of penetration and other testing and findings from any third-party reviews. Our Audit Committee is committed to maintaining a well-informed and cybersecurity-aware posture, regularly engaging by receiving scheduled and requested updates on our strategy to address risks from cybersecurity threats and the evolving threat landscape. The Board also is apprised of cybersecurity risks as part of its review of management's annual enterprise risk management assessment.

Management plays a pivotal role in identifying, assessing, and managing material risks from cybersecurity threats. This involves continuous monitoring, analyzing emerging threats, and developing and implementing risk mitigation strategies. The Company, led by our Senior Vice President and Chief Technology Officer—who holds the Certified Information Systems Security Professional (CISSP) designation and has over 20 years of cyber and risk management experience—actively implements and enforces cybersecurity policies, procedures, and strategies, including employee training programs, security assessments, and updates to ensure alignment with our evolving threat landscape.

Item 2. *Properties*

None.

Item 3. *Legal Proceedings*

Neither we, nor any of our consolidated subsidiaries, are currently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us or any consolidated subsidiary, other than routine litigation and administrative proceedings arising in the ordinary course of business. Such proceedings are not expected to have a material adverse effect on the business, financial conditions, or results of our operations.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the Nasdaq Global Select Market under the symbol "AGNC." As of January 31, 2025, 900,421,216 shares of common stock were issued and outstanding, which were held by 1,491 stockholders of record. Most of the shares of our common stock are held by brokers and other institutions on behalf of stockholders.

Dividends

We intend to pay dividends monthly to our common stockholders and to continue to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described under the caption "Risk Factors." Additionally, holders of depositary shares underlying our preferred stock are entitled to receive cumulative cash dividends before holders of our common stock are entitled to receive any dividends. See Note 9 to our Consolidated Financial Statements in this Form 10-K for a description of our preferred stock and for common and preferred stock dividends paid for the three years ended December 31, 2024. All distributions to stockholders will be made at the discretion of our Board and will depend on our earnings, financial condition, maintenance of our REIT status and other factors as our Board may deem relevant from time to time.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2024, concerning shares of our common stock authorized for issuance under our equity compensation plans, pursuant to which grants of equity-based awards, namely restricted stock units ("RSUs"), may be granted from time to time. See Notes 2 and 10 to our Consolidated Financial Statements in this Form 10-K for a description of our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column of this table) [2]
Equity compensation plans approved by security holders	10,312,795	$ —	25,983,630
Equity compensation plans not approved by security holders	—	—	—
Total	10,312,795	$ —	25,983,630

_____

1. Includes (i) unvested time and performance-based RSU awards (unvested performance-based awards assume the maximum payout under the terms of the award); (ii) outstanding previously vested awards, if distribution of such awards has been deferred beyond the vesting date; and (iii) accrued dividend equivalent units on items (i) and (ii) through December 31, 2024.
2. Available shares are reduced by items (i), (ii) and (iii) noted above and by shares issued for vested awards, net of units withheld to cover minimum statutory tax withholding requirements paid by us in cash on behalf of the employee.

Performance Graph

The following graph and table compare a stockholder's cumulative total return, assuming $100 invested at December 31, 2019, with the reinvestment of all dividends, as if such amounts had been invested in: (i) our common stock; (ii) the stocks included in the Standard & Poor's 500 Stock Index ("S&P 500"); and (iii) the stocks included in the FTSE NAREIT Mortgage REIT Index. In prior years, we compared the cumulative total return on our common stock with that of the S&P 500 and the Bloomberg Mortgage REIT Index; however, the Bloomberg Mortgage REIT Index was discontinued in February 2024 and consequently we are not able to include it in the graph.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among AGNC Investment Corp., The S&P 500 Index and
The FTSE NAREIT Mortgage REITs Index



_____
* $100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
  Fiscal year ending December 31.

	December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
AGNC Investment Corp.	$ 97.05	$ 89.13	$ 81.01	$ 103.51	$ 98.36
S&P 500	$ 196.85	$ 157.48	$ 124.73	$ 152.34	$ 118.39
FTSE NAREIT Mortgage REITs	$ 79.80	$ 79.52	$ 68.94	$ 93.93	$ 81.23

The information in the share performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. The historical information set forth above is not necessarily indicative of future performance. Accordingly, we do not make or endorse any predictions as to future share performance.

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of AGNC Investment Corp.'s consolidated financial statements with a narrative from the perspective of management and should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K. Our MD&A is presented in the following sections:

- Executive Overview
- Financial Condition
- Summary of Critical Accounting Estimates
- Results of Operations
- Liquidity and Capital Resources
- Off-Balance Sheet Arrangements
- Forward-Looking Statements
- Website and Social Media Disclosure

EXECUTIVE OVERVIEW

We are a leading provider of private capital to the U.S. housing market, enhancing liquidity in the residential real estate mortgage markets and, in turn, facilitating home ownership in the U.S. We invest primarily in Agency RMBS on a leveraged basis. These investments consist of residential mortgage pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government-sponsored enterprise, such as Fannie Mae and Freddie Mac, or by a U.S. Government agency, such as Ginnie Mae. We may also invest in other assets related to the housing, mortgage or real estate markets that are not guaranteed by a GSE or U.S. Government agency.

We are internally managed with the principal objective of generating favorable long-term stockholder returns with a substantial yield component. We generate income from the interest earned on our investments, net of associated borrowing and hedging costs, and net realized gains and losses on our investment and hedging activities. We fund our investments primarily through collateralized borrowings structured as repurchase agreements. We operate in a manner to qualify to be taxed as a REIT under the Internal Revenue Code.

We employ an active management strategy that is dynamic and responsive to evolving market conditions. The composition of our portfolio and our investment, funding, and hedging strategies are tailored to reflect our analysis of market conditions and the relative values of available options. Market conditions are influenced by a variety of factors, including interest rates, prepayment expectations, liquidity, housing prices, unemployment rates, general economic conditions, government participation in the mortgage market, regulations and relative returns on other assets.

Trends and Recent Market Impacts

In 2024, an increasingly favorable market environment for Agency RMBS investors emerged as the Fed pivoted from its restrictive monetary policy and began lowering short-term rates toward a neutral level. Declining inflationary pressures and the Fed's more accommodative monetary policy helped reduce interest rate volatility and steepen the yield curve. These dynamics provided an improved investment backdrop that enabled AGNC to generate a positive economic return of 13.2% in 2024, comprised of our monthly dividends totaling $1.44 per common share for the year and a modest decline of our tangible net book value of $0.29 per common share.

The U.S. presidential election and its implications for deficit spending, fiscal policy and future Treasury issuance tempered the positive investment sentiment that existed during the first three quarters of the year. In addition, strong economic data late in the fourth quarter extended the Fed's anticipated easing timeline as evidenced by its December Summary of Economic Projections, which indicated fewer expected rate cuts in 2025 and 2026 than previously projected.

Looking forward, our outlook for Agency mortgage-backed securities in 2025 remains very favorable. We anticipate that Agency RMBS spreads relative to benchmark rates will remain wide compared to historical averages and continue to trade within the well-defined range that has been established over the past several quarters. Agency RMBS spreads to benchmark rates in the current range offer investors attractive return opportunities. Further, longer-term interest rates have risen meaningfully, and as of year-end, the 30-year primary mortgage rate was once again near 7%. At current rate levels, we expect the supply of Agency RMBS in 2025 to be similar to that of 2024 and reasonably well-aligned with investor demand. Potential increases in bank demand as regulatory constraints ease could also provide incremental additional support for Agency RMBS valuations. Together, these positive dynamics create a constructive investment backdrop for AGNC in 2025.

Notwithstanding our favorable outlook for Agency RMBS as we begin 2025, financial market and macroeconomic uncertainty remains elevated as the new administration implements sweeping changes to tariff, immigration, fiscal, and regulatory policy. In addition, while GSE reform does not appear to be an immediate focus of the administration, it is possible that this topic could be revisited at some point during the next four years. Favorably in our view, there also appears to be a growing consensus that any change to the structure of the GSE's and the Agency RMBS market should be done in a way that preserves the current functionality of the conventional mortgage market, avoids disrupting the real estate market and ensures that housing affordability does not decline further. Please refer to Item 1A. *Risk Factors* for additional information regarding potential changes to the Federal conservatorships of Fannie Mae and Freddie Mac, laws or regulations affecting the relationship between the GSEs and the U.S. Government or other housing finance reform initiatives.

Financial Highlights

AGNC earned total comprehensive income of $0.84 per diluted common share for fiscal year 2024, an increase from $0.30 per share in 2023. Net spread and dollar roll income per diluted common share decreased to $1.88 in 2024 from $2.61 in 2023, primarily due to a narrowing of our net interest rate spread, which averaged 242 basis points in 2024, down from 306 basis points in 2023.

The reduction in our net interest spread was largely driven by higher swap costs following the expiration of lower-cost pay-fixed interest rate swaps during the year and a strategic shift toward a greater proportion of Treasury-based hedges, which are not included in our reported net interest spread or net spread income. Additionally, we expanded our use of longer-term hedges in response to changes in monetary policy and expectations of further yield curve steepening.

As of December 31, 2024, our interest rate hedge position covered 91% of the outstanding balance of our repurchase agreements used to fund our investment portfolio ("Investment Securities Repo"), TBA position, and other debt, compared to 112% at the end of 2023. Our duration gap, which measures the estimated difference between the interest rate sensitivity of our assets and our liabilities, inclusive of interest rate hedges, extended to 0.3 years as of December 31, 2024, from -0.5 years as of December 31, 2023, consistent with higher long-term rates and shifts in portfolio and hedge composition.

The weighted average coupon on our fixed-rate Agency RMBS and TBA securities increased to 5.02% at the end of 2024, up from 4.83% at the end of 2023. The average projected life Constant Prepayment Rate (CPR) for the portfolio decreased to 7.7% at year-end, from 11.4% at the end of 2023. Actual CPRs for 2024 averaged 7.5%, slightly up from 6.3% in 2023.

AGNC's average and ending "at risk" leverage for 2024 was 7.2x tangible stockholders' equity, compared to 7.4x and 7.0x, respectively, for 2023. We concluded 2024 with $6.1 billion in cash and unencumbered Agency RMBS, representing 66% of tangible stockholders' equity, compared to $5.1 billion and 66% of tangible equity as of December 31, 2023.

During 2024, we raised $2.0 billion of common stock through our at-the-market offering program at a considerable premium to tangible net book value, generating meaningful book value accretion for our common stockholders.

For information regarding non-GAAP financial measures, including reconciliations to the most comparable GAAP measure please refer to Results of Operations included in this MD&A below. For information regarding the sensitivity of our tangible net book value per common share to changes in interest rates and mortgage spreads, please refer to Item 7A. *Quantitative and Qualitative Disclosures about Market Risk* in this form 10-K.

Market Information

The following table summarizes benchmark interest rates and prices of generic fixed rate Agency RMBS as of each date presented below:

Interest Rate/Security Price [1]	Dec. 31, 2023	Mar. 31, 2024	June 30, 2024	Sept. 30, 2024	Dec. 31, 2024	Dec. 31, 2024 vs Dec. 31, 2023
Target Federal Funds Rate:						
Target Federal Funds Rate - Upper Band	5.50%	5.50%	5.50%	5.00%	4.50%	-100 bps
SOFR:						
SOFR Rate	5.38%	5.34%	5.33%	4.96%	4.49%	-89 bps
SOFR Interest Rate Swap Rate:						
2-Year Swap	4.07%	4.55%	4.61%	3.44%	4.08%	+1 bps
5-Year Swap	3.53%	3.98%	4.10%	3.25%	4.04%	+51 bps
10-Year Swap	3.47%	3.84%	3.98%	3.32%	4.07%	+60 bps
30-Year Swap	3.32%	3.62%	3.76%	3.30%	3.93%	+61 bps
U.S. Treasury Security Rate:						
2-Year U.S. Treasury	4.25%	4.62%	4.76%	3.64%	4.24%	-1 bps
5-Year U.S. Treasury	3.85%	4.21%	4.38%	3.56%	4.38%	+53 bps
10-Year U.S. Treasury	3.88%	4.20%	4.40%	3.78%	4.57%	+69 bps
30-Year U.S. Treasury	4.03%	4.34%	4.56%	4.12%	4.78%	+75 bps
30-Year Fixed Rate Agency Price:						
2.5%	$85.24	$82.77	$81.87	$86.22	$81.38	-$3.86
3.0%	$88.58	$86.16	$85.26	$89.68	$84.88	-$3.70
3.5%	$91.86	$89.61	$88.67	$93.09	$88.38	-$3.48
4.0%	$94.69	$92.74	$91.68	$95.98	$91.32	-$3.37
4.5%	$97.04	$95.34	$94.45	$98.27	$93.98	-$3.06
5.0%	$99.04	$97.70	$96.81	$99.90	$96.44	-$2.60
5.5%	$100.56	$99.58	$98.76	$101.15	$98.61	-$1.95
6.0%	$101.63	$100.98	$100.39	$102.19	$100.45	-$1.18
6.5%	$102.51	$102.21	$101.88	$103.10	$102.10	-$0.41
15-Year Fixed Rate Agency Price:						
1.5%	$86.86	$86.69	$85.61	$89.16	$85.80	-$1.06
2.0%	$89.47	$88.71	$88.00	$91.41	$88.34	-$1.13
2.5%	$92.14	$91.07	$90.44	$93.68	$90.83	-$1.31
3.0%	$94.30	$93.17	$92.61	$95.82	$93.12	-$1.18
3.5%	$96.39	$95.13	$94.61	$97.88	$94.56	-$1.83
4.0%	$98.10	$96.95	$96.24	$99.28	$96.01	-$2.09

_____

1. Price information is for generic instruments only and is not reflective of our specific portfolio holdings. Price information is as of 3:00 p.m. (EST) on such date and can vary by source. Price information is sourced from Barclays. Interest rate information is sourced from Bloomberg.

The following table summarizes mortgage and credit spreads as of each date presented below:

Mortgage Rate/Credit Spread	Dec. 31, 2023	Mar. 31, 2024	June 30, 2024	Sept. 30, 2024	Dec. 31, 2024	Dec. 31, 2024 vs Dec. 31, 2023
Mortgage Rate: [1]						
30-Year Agency Current Coupon Yield to 5-Year U.S. Treasury Spread	140	139	149	140	145	+5
30-Year Agency Current Coupon Yield to 10-Year U.S. Treasury Spread	137	140	147	118	126	-11
30-Year Agency Current Coupon Yield to 5/10-Year U.S. Treasury Spread	139	139	149	129	135	-4
30-Year Agency Current Coupon Yield	5.25%	5.60%	5.87%	4.96%	5.83%	+58 bps
30-Year Mortgage Rate	6.56%	6.74%	6.94%	6.14%	6.86%	+30 bps
Credit Spread (in bps): [2]						
CRT M2	206	182	166	159	137	-69
CMBS AAA	118	88	100	91	72	-46
CDX IG	56	51	54	53	50	-6

1. 30-Year Current Coupon Yield represents yield on new production Agency RMBS. 30-Year Current Coupon Yields are sourced from Bloomberg and 30-Year Mortgage Rates are sourced from Clear Blue.
2. CRT and CDX spreads sourced from JP Morgan. CMBS spreads are the average of spreads sourced from Bank of America, JP Morgan and Wells Fargo.

FINANCIAL CONDITION

As of December 31, 2024 and 2023, our investment portfolio totaled $73.3 billion and $60.2 billion, respectively, consisting of: $65.5 billion and $53.8 billion Agency RMBS, at fair value, respectively; $6.9 billion and $5.4 billion net TBA securities, at fair value, respectively; $0.9 billion and $1.0 billion CRT, non-Agency RMBS and CMBS, at fair value, respectively; and other mortgage credit investments of $64 million and $44 million, respectively, which we account for under the equity method of accounting. The following table is a summary of our investment securities (including TBA securities) as of December 31, 2024 and 2023 (dollars in millions):

Investment Securities (Includes TBAs) [1]	December 31, 2024				December 31, 2023			
	Amortized Cost	Fair Value	Average Coupon	%	Amortized Cost	Fair Value	Average Coupon	%
Fixed rate Agency RMBS and TBA securities:								
≤ 15-year:								
≤ 15-year RMBS	$ 97	$ 90	2.68 %	— %	$ 759	$ 718	3.25 %	1 %
15-year TBA securities	—	—	— %	— %	89	91	5.00 %	— %
Total ≤ 15-year	97	90	2.68 %	— %	848	809	3.44 %	1 %
20-year RMBS	578	506	3.12 %	1 %	872	768	2.82 %	1 %
30-year:								
30-year RMBS	66,464	63,453	5.01 %	87 %	53,658	51,675	4.82 %	86 %
30-year TBA securities, net [2]	6,887	6,861	5.37 %	9 %	5,199	5,263	5.50 %	9 %
Total 30-year	73,351	70,314	5.04 %	96 %	58,857	56,938	4.88 %	95 %
Total fixed rate Agency RMBS and TBA securities	74,026	70,910	5.02 %	97 %	60,577	58,515	4.83 %	97 %
Adjustable rate Agency RMBS	796	790	4.85 %	1 %	293	290	4.67 %	— %
Multifamily	485	476	4.62 %	1 %	161	162	4.47 %	— %
CMO Agency RMBS:								
CMO	102	96	3.34 %	— %	127	120	3.28 %	— %
Interest-only strips	35	30	2.08 %	— %	40	35	1.77 %	— %
Principal-only strips	25	23	— %	— %	27	26	— %	— %
Total CMO Agency RMBS [3]	162	149	3.34 %	— %	194	181	3.28 %	1 %
Total Agency RMBS and TBA securities [3]	75,469	72,325	5.02 %	99 %	61,225	59,148	4.83 %	98 %
Non-Agency RMBS [1,3]	17	15	5.29 %	— %	43	34	4.61 %	— %
CMBS [3]	264	236	6.59 %	— %	303	273	7.27 %	— %
CRT	583	633	10.44 %	1 %	682	723	10.45 %	1 %
Total investment securities [3]	$ 76,333	$ 73,209	5.06 %	100 %	$ 62,253	$ 60,178	4.90 %	100 %

_____
1. Table excludes other mortgage credit investments of $64 million and $44 million as of December 31, 2024 and 2023, respectively.
2. TBA securities are presented net of long and short positions. For further details of our TBA securities refer to Note 5 of our Consolidated Financial Statements in this Form 10-K
3. Average coupon excludes interest-only and principal-only securities.

TBA securities are recorded as derivative instruments in our accompanying consolidated financial statements, and our TBA dollar roll transactions represent a form of off-balance sheet financing. As of December 31, 2024 and 2023, our TBA securities had a net carrying value of $(26) million and $66 million, respectively, reported in derivative assets/(liabilities) on our accompanying consolidated balance sheets. The net carrying value represents the difference between the fair value of the underlying security in the TBA contract and the price to be paid or received for the underlying security.

As of December 31, 2024 and 2023, the weighted average yield on our investment securities (excluding TBA and forward settling securities) was 4.77% and 4.41%, respectively.

The following tables summarize certain characteristics of our fixed rate Agency RMBS portfolio, inclusive of TBA securities, as of December 31, 2024 and 2023 (dollars in millions):

			December 31, 2024						
	Includes Net TBA Position					**Excludes Net TBA Position**			
							Weighted Average		
Fixed Rate Agency RMBS and TBA Securities	**Par Value**	**Amortized Cost**	**Fair Value**	**Specified Pool %** [1]	**Weighted Average Coupon**	**Amortized Cost Basis**	**Yield** [2]	**Age (Months)**	**Projected CPR** [2]
Fixed rate									
≤ 15-year:									
2.0%	34	35	30	100%	2.00%	102.6%	1.34%	48	8%
2.5%	12	12	12	100%	2.50%	99.4%	2.80%	142	15%
3.0%	34	35	33	100%	3.00%	100.9%	2.38%	136	15%
3.5%	9	9	9	100%	3.50%	101.2%	2.61%	137	15%
4.0%	5	5	5	9%	4.00%	101.2%	1.96%	164	34%
≥ 4.5%	1	1	1	100%	4.50%	101.0%	2.71%	165	28%
Total ≤ 15-year	95	97	90	95%	2.68%	101.4%	2.05%	107	14%
20-year:									
2.5%	307	321	267	—%	2.50%	104.5%	1.74%	54	5%
3.0%	23	24	21	97%	3.00%	103.5%	2.29%	65	7%
3.5%	98	99	93	78%	3.50%	101.7%	2.97%	136	9%
4.0%	58	60	56	92%	4.00%	103.7%	3.09%	93	9%
≥ 4.5%	71	74	69	97%	4.64%	104.8%	3.42%	87	10%
Total 20-year:	557	578	506	42%	3.12%	103.9%	2.33%	77	7%
30-year:									
≤ 3.0%	3,734	3,726	3,052	66%	2.41%	97.9%	2.73%	43	6%
3.5%	4,910	5,114	4,439	86%	3.50%	104.1%	2.84%	109	6%
4.0%	5,980	6,302	5,567	90%	4.00%	105.7%	3.10%	92	7%
4.5%	8,206	8,273	7,786	45%	4.50%	103.4%	3.92%	55	8%
5.0%	12,013	11,898	11,663	32%	5.00%	99.6%	5.03%	20	7%
5.5%	19,627	19,758	19,502	31%	5.50%	100.4%	5.44%	15	7%
6.0%	13,334	13,517	13,512	38%	6.00%	101.6%	5.72%	16	9%
≥ 6.5%	4,641	4,763	4,793	37%	6.51%	102.7%	5.97%	15	11%
Total 30-year	72,445	73,351	70,314	44%	5.04%	101.5%	4.74%	36	8%
Total fixed rate	$ 73,097	$ 74,026	$ 70,910	44%	5.02%	101.5%	4.71%	36	8%

1. Specified pools include pools backed by lower balance loans with original loan balances of up to $200K, HARP pools (defined as pools that were issued between May 2009 and December 2018 and backed by 100% refinance loans with original LTVs ≥ 80%), and pools backed by loans 100% originated in New York and Puerto Rico. As of December 31, 2024, lower balance specified pools had a weighted average original loan balance of $188,000 and $148,000 for 15-year and 30-year securities, respectively, and HARP pools had a weighted average original LTV of 128% and 141% for 15-year and 30-year securities, respectively.
2. Portfolio yield incorporates a projected life CPR based on forward rate assumptions as of December 31, 2024.

	December 31, 2023								
	Includes Net TBA Position					Excludes Net TBA Position			
							Weighted Average		
Fixed Rate Agency RMBS and TBA Securities	Par Value	Amortized Cost	Fair Value	Specified Pool % [1]	Weighted Average Coupon	Amortized Cost Basis	Yield [2]	Age (Months)	Projected CPR [2]
Fixed rate									
≤ 15-year:									
≤ 2.5%	58	59	54	100%	2.16%	101.7%	1.77%	65	10%
3.0%	442	450	423	99%	3.00%	101.5%	2.54%	71	10%
3.5%	14	14	13	100%	3.50%	101.5%	2.60%	126	14%
4.0%	229	235	227	95%	4.00%	102.8%	2.98%	70	13%
4.5%	1	1	1	99%	4.50%	101.7%	2.70%	154	21%
≥ 5.0%	90	89	91	—%	5.00%	100.9%	2.54%	168	41%
Total ≤ 15-year	834	848	809	87%	3.44%	101.9%	2.62%	71	11%
20-year:									
≤ 2.0%	219	225	188	—%	2.00%	102.6%	1.58%	37	5%
2.5%	337	352	301	—%	2.50%	104.7%	1.72%	42	6%
3.0%	27	28	25	97%	3.00%	103.6%	2.28%	53	8%
3.5%	117	119	113	79%	3.50%	101.7%	2.96%	125	10%
≥ 4.0%	142	148	141	96%	4.26%	104.3%	3.14%	83	11%
Total 20-year:	842	872	768	32%	2.82%	103.6%	2.11%	59	7%
30-year:									
≤ 3.0%	3,816	3,861	3,263	55%	2.43%	101.0%	2.28%	34	6%
3.5%	5,580	5,811	5,230	86%	3.50%	104.1%	2.84%	97	7%
4.0%	6,586	6,960	6,358	92%	4.00%	105.7%	3.08%	80	8%
4.5%	6,542	6,763	6,426	64%	4.50%	103.9%	3.83%	46	8%
5.0%	9,696	9,719	9,657	39%	5.00%	100.5%	4.91%	14	9%
5.5%	12,352	12,391	12,486	25%	5.50%	100.6%	5.39%	10	12%
6.0%	9,305	9,384	9,507	22%	6.00%	101.0%	5.71%	7	19%
≥ 6.5%	3,889	3,968	4,011	29%	6.50%	102.3%	5.78%	6	21%
Total 30-year	57,766	58,857	56,938	46%	4.88%	102.2%	4.41%	35	11%
Total fixed rate	$ 59,442	$ 60,577	$ 58,515	47%	4.83%	102.2%	4.34%	35	11%

1. See Note 1 of preceding table for specified pool composition. As of December 31, 2023, lower balance specified pools had a weighted average original loan balance of $132,000 and $153,000 for 15-year and 30-year securities, respectively, and HARP pools had a weighted average original LTV of 128% and 141% for 15-year and 30-year securities, respectively.
2. Portfolio yield incorporates a projected life CPR based on forward rate assumptions as of December 31, 2023.

For additional details regarding our CRT and non-Agency securities, including credit ratings, as of December 31, 2024 and 2023, please refer to Note 3 of our Consolidated Financial Statements included under Item 8 of this Form 10-K.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

Our critical accounting estimates involve estimates that require management to make judgments that are subjective in nature. We rely on our experience and analysis of historical and current market data to arrive at what we believe to be reasonable estimates. Under different conditions, we could report materially different amounts based on such estimates. For additional information regarding our significant accounting policies please refer to Note 2 of our Consolidated Financial Statements included under Item 8 of this Form 10-K.

Interest Income

The effective yield on our Agency RMBS and non-Agency securities of high credit quality is highly impacted by our estimate of future prepayments. We accrue interest income based on the outstanding principal amount and contractual terms of these securities, and we amortize or accrete premiums and discounts associated with our purchase of these securities into interest income over their projected lives, incorporating scheduled contractual payments and estimated prepayments, using the effective interest method. The weighted average cost basis of our securities as of December 31, 2024 was 101.5% of par value; therefore, changes in our actual or projected prepayments can significantly alter the effective yield on our assets.

Future prepayment rates are difficult to predict, and we rely on a third-party service provider and our experience and analysis of historical and current market data to arrive at what we believe to be reasonable estimates. Our third-party service provider estimates prepayment rates over the remaining life of our securities using models that incorporate the forward yield curve, current mortgage rates, mortgage rates on the outstanding loans, age and size of the outstanding loans, loan-to-value ratios, interest rate volatility and other factors. We review the estimated prepayment rates for reasonableness, giving consideration to historical prepayment rates, current market conditions and other factors we believe are likely to impact the rate of prepayments on our portfolio, and based on our judgment we may adjust the third-party estimates.

We review our actual and anticipated prepayment experience on at least a quarterly basis, and effective yields are recalculated when differences arise between (i) our previous prepayment estimates and (ii) actual prepayments to date and current estimates of future prepayments. If the actual and estimated future prepayment experience differs from our prior estimate of prepayments, we are required to record an adjustment in the current period to the amortization or accretion of premiums and discounts for the cumulative difference in the effective yield from inception through the reporting date. We commonly refer to this adjustment as "catch-up" premium amortization cost/benefit.

The most significant factor impacting prepayment rates on our securities is changes to long-term interest rates. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Item 7A. *Quantitative and Qualitative Disclosures About Market Risk* in this Form 10-K includes the estimated weighted average projected CPR of our investments and the corresponding weighted average yield on our investments should interest rates instantaneously go up or down by 25, 50, and 75 basis points. However, there are a variety of other factors that may impact the rate of prepayments on our securities. Consequently, our actual experience and future estimates of prepayments could differ materially from our estimates.

At the time we purchase CRT and non-Agency securities that are not of high credit quality, we determine an effective interest rate based on our estimate of the timing and amount of cash flows and our cost basis. On at least a quarterly basis, we review the estimated cash flows and make appropriate adjustments based on input and analysis received from external sources, internal models, our judgment about interest rates, prepayment rates, including collateral call provisions, timing and amount of estimated credit losses, and other factors. Any resulting changes in effective yield are recognized prospectively based on the current amortized cost of the investment as adjusted for credit impairment, if any.

RESULTS OF OPERATIONS

Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, our results of operations discussed below include certain non-GAAP financial information, including "economic interest income," "economic interest expense," and "net spread and dollar roll income available to common stockholders" and the related per common share measures and certain financial metrics derived from such non-GAAP information.

"Economic interest income" is measured as interest income (GAAP measure), adjusted to (i) exclude retrospective "catch-up" adjustments to premium amortization cost associated with changes in projected CPR estimates and (ii) include TBA dollar roll implied interest income. "Economic interest expense" is measured as interest expense (GAAP measure) adjusted to include TBA dollar roll implied interest expense/benefit and interest rate swap periodic cost/income. "Net spread and dollar roll income available to common stockholders" is measured as comprehensive income (loss) available (attributable) to common stockholders (GAAP measure) adjusted to: (i) exclude gains/losses on investment securities recognized through net income and other comprehensive income and gains/losses on derivative instruments and other securities (GAAP measures); (ii) exclude retrospective "catch-up" adjustments to premium amortization cost associated with changes in projected CPR estimates; and (iii) include interest rate swap periodic income/cost, TBA dollar roll income and other interest income/expense. As defined "Net spread and dollar roll income available to common stockholders" includes (i) the components of "economic interest income" and "economic interest expense", plus (ii) other interest income/expense, and less (iii) total operating expenses and dividends on preferred stock (GAAP measures).

By providing such measures, in addition to the related GAAP measures, we believe we give greater transparency into the information used by our management in its financial and operational decision-making. We also believe it is important for users of our financial information to consider information related to our current financial performance without the effects of certain measures and one-time events that are not necessarily indicative of our current investment portfolio performance and operations.

Specifically, in the case "net spread and dollar roll income available to common stockholders" and components of such measure, "economic interest income" and "economic interest expense," we believe the inclusion of TBA dollar roll income is meaningful as TBAs, which are accounted for under GAAP as derivative instruments with gains and losses recognized in other gain (loss) in our consolidated statement of comprehensive income, are economically equivalent to holding and financing generic Agency RMBS using short-term repurchase agreements. Similarly, we believe that the inclusion of periodic interest rate swap settlements is meaningful as interest rate swaps are the primary instrument we use to economically hedge against fluctuations in our borrowing costs and it is more indicative of our total cost of funds than interest expense alone. Additionally, we believe the exclusion of "catch-up" premium amortization adjustments is meaningful as it excludes the cumulative effect from prior reporting periods due to current changes in future prepayment expectations and, therefore, exclusion of such adjustments is more indicative of the current earnings potential of our investment portfolio.

However, because such measures are incomplete measures of our financial performance and involve differences from results computed in accordance with GAAP, they should be considered as supplementary to, and not as a substitute for, results computed in accordance with GAAP. In addition, because not all companies use identical calculations, our presentation of such non-GAAP measures may not be comparable to other similarly titled measures of other companies.

Selected Financial Data

The following selected financial data is derived from our annual financial statements for the three years ended December 31, 2024. The selected financial data should be read in conjunction with the more detailed information contained in Item 8. *Financial Statements* and in this Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* (in millions, except per share amounts):

	December 31,		
Balance Sheet Data	**2024**	**2023**	**2022**
Investment securities, at fair value of $66,348, $54,824 and $40,904, respectively, and other mortgage credit investments	$ 66,412	$ 54,868	$ 40,929
Total assets	$ 88,015	$ 71,596	$ 51,748
Repurchase agreements and other debt	$ 60,862	$ 50,506	$ 36,357
Total liabilities	$ 78,253	$ 63,339	$ 43,878
Total stockholders' equity	$ 9,762	$ 8,257	$ 7,870
Net book value per common share [1]	$ 9.00	$ 9.46	$ 10.76
Tangible net book value per common share [2]	$ 8.41	$ 8.70	$ 9.84

	Fiscal Year		
Statement of Comprehensive Income Data	**2024**	**2023**	**2022**
Interest income	$ 2,949	$ 2,041	$ 1,590
Interest expense	2,931	2,287	625
Net interest income (expense)	18	(246)	965
Other gain (loss), net	955	497	(2,081)
Operating expenses	110	96	74
Net income (loss)	863	155	(1,190)
Dividends on preferred stock	132	123	105
Net income (loss) available (attributable) to common stockholders	$ 731	$ 32	$ (1,295)
Net income (loss)	$ 863	$ 155	$ (1,190)
Other comprehensive income (loss), net	(74)	155	(973)
Comprehensive income (loss)	789	310	(2,163)
Dividends on preferred stock	132	123	105
Comprehensive income (loss) available (attributable) to common stockholders	$ 657	$ 187	$ (2,268)
Weighted average number of common shares outstanding - basic	783.4	618.4	537.0
Weighted average number of common shares outstanding - diluted	786.0	619.6	537.0
Net income (loss) per common share - basic	$ 0.93	$ 0.05	$ (2.41)
Net income (loss) per common share - diluted	$ 0.93	$ 0.05	$ (2.41)
Comprehensive income (loss) per common share - basic	$ 0.84	$ 0.30	$ (4.22)
Comprehensive income (loss) per common share - diluted	$ 0.84	$ 0.30	$ (4.22)
Dividends declared per common share	$ 1.44	$ 1.44	$ 1.44

Other Data (Unaudited) *	Fiscal Year		
	2024	2023	2022
Average investment securities - at par	$ 61,613	$ 50,878	$ 47,761
Average investment securities - at cost	$ 62,698	$ 52,262	$ 49,195
Net TBA portfolio - at par (as of period end) [3]	$ 6,955	$ 5,331	$ 19,050
Net TBA portfolio - at cost (as of period end) [3]	$ 6,887	$ 5,288	$ 18,407
Net TBA portfolio - at market value (as of period end) [3]	$ 6,861	$ 5,354	$ 18,574
Net TBA portfolio - at carrying value (as of period end) [3,4]	$ (26)	$ 66	$ 167
Average net TBA dollar roll position - at cost	$ 5,389	$ 10,000	$ 20,631
Average total assets - at fair value	$ 79,058	$ 63,409	$ 61,028
Average repurchase agreements and other debt outstanding [5]	$ 54,658	$ 44,027	$ 41,363
Average stockholders' equity [6]	$ 8,885	$ 7,817	$ 8,475
Average tangible net book value "at risk" leverage [7]	7.2:1	7.4:1	7.8:1
Tangible net book value "at risk" leverage (as of period end) [8]	7.2:1	7.0:1	7.4:1
Economic return on tangible common equity [9]	13.2 %	3.0 %	(28.4)%
Expenses % of average total assets	0.14 %	0.15 %	0.12 %
Expenses % of average assets, including average net TBA position	0.13 %	0.13 %	0.09 %
Expenses % of average stockholders' equity	1.24 %	1.23 %	0.87 %

---

* Except as noted below, average numbers for each period are weighted based on days on our books and records.

1. Net book value per common share is calculated as total stockholders' equity, less preferred stock liquidation preference, divided by number of common shares outstanding as of period end.
2. Tangible net book value per common share excludes goodwill.
3. Includes net TBA dollar roll position and, if applicable, forward settling securities.
4. The carrying value of our net TBA position represents the difference between the market value and the cost basis of the TBA contract as of period-end and is reported in derivative assets/(liabilities), at fair value on our accompanying consolidated balances sheets.
5. Amount represents the daily weighted average repurchase agreements outstanding for the period used to fund our investment securities and other debt. Amount excludes U.S. Treasury repurchase agreements and TBA contracts. Other debt includes debt of consolidated VIEs.
6. Average stockholders' equity calculated as average month-ended stockholders' equity during the period.
7. Average tangible net book value "at risk" leverage is calculated by dividing the sum of daily weighted average repurchase agreements used to fund our investment securities, other debt, and TBA and forward settling securities (at cost) (collectively "mortgage borrowings") outstanding for the period by the sum of average stockholders' equity adjusted to exclude goodwill for the period. Leverage excludes U.S. Treasury repurchase agreements.
8. Tangible net book value "at risk" leverage as of period end is calculated by dividing the sum of mortgage borrowings outstanding and receivable/payable for unsettled investment securities as of period end by the sum of total stockholders' equity adjusted to exclude goodwill as of period end. Leverage excludes U.S. Treasury repurchase agreements.
9. Economic return on tangible common equity represents the sum of the change in tangible net book value per common share and dividends declared per share of common stock during the period over beginning tangible net book value per common share.

Economic Interest Income and Asset Yields

The following table summarizes our economic interest income (a non-GAAP measure) for fiscal years 2024, 2023 and 2022, which includes the combination of interest income (a GAAP measure) on our holdings reported as investment securities on our consolidated balance sheets, adjusted to exclude estimated "catch-up" premium amortization adjustments for the cumulative effect from prior reporting periods due to changes in our CPR forecast, and implied interest income on our TBA securities (dollars in millions):

| | Fiscal Year | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Amount	Yield	Amount	Yield	Amount	Yield
Interest income:						
Cash/coupon interest income	$ 3,072	4.99 %	$ 2,242	4.41 %	$ 1,603	3.36 %
Net premium amortization benefit (cost)	(123)	(0.29)%	(201)	(0.50)%	(13)	(0.13)%
Interest income (GAAP measure)	2,949	4.70 %	2,041	3.91 %	1,590	3.23 %
Estimated "catch-up" premium amortization cost (benefit) due to change in CPR forecast	(51)	(0.08)%	(5)	(0.01)%	(238)	(0.48)%
Interest income, excluding "catch-up" premium amortization	2,898	4.62 %	2,036	3.90 %	1,352	2.75 %
TBA dollar roll income - implied interest income [1,2]	300	5.55 %	524	5.24 %	746	3.60 %
Economic interest income (non-GAAP measure) [3]	$ 3,198	4.70 %	$ 2,560	4.11 %	$ 2,098	3.00 %
Weighted average actual portfolio CPR for investment securities held during the period	7.5 %		6.3 %		11.1 %	
Weighted average projected CPR for the remaining life of investment securities held as of period end	7.7 %		11.4 %		7.4 %	
30-year fixed rate mortgage rate as of period end [4]	6.86 %		6.56 %		6.52 %	
10-year U.S. Treasury rate as of period end [4]	4.57 %		3.88 %		3.88 %	

1. Reported in gain (loss) on derivatives instruments and other securities, net in the accompanying consolidated statements of operations.
2. Implied interest income from TBA dollar roll transactions is computed as the sum of (i) TBA dollar roll income and (ii) estimated TBA implied funding cost (see *Economic Interest Expense and Aggregate Cost of Funds* below). TBA dollar roll income represents the price differential, or "price drop," between the TBA price for current month settlement versus the TBA price for forward month settlement and is the economic equivalent to interest income on the underlying Agency securities, less an implied funding cost, over the forward settlement period. Amount is net of TBAs used for hedging purposes. Amount excludes TBA mark-to-market adjustments.
3. The combined asset yield is calculated on a weighted average basis based on our average investment and TBA balances outstanding during the period and their respective yields.
4. 30-year fixed rate mortgage rates are sourced from Optimal Blue. 10-year U.S. Treasury rates are sourced from Bloomberg.

The principal elements impacting our economic interest income are the average size of our investment portfolio and the average yield on our securities. The following table includes a summary of the estimated impact of each of these elements on our economic interest income for fiscal years 2024 and 2023 compared to the prior year period (in millions):

Impact of Changes in the Principal Elements Impacting Economic Interest Income

| | | | Due to Change in Average | | | |
Fiscal Year 2024 vs 2023	Total Increase / (Decrease)		Portfolio Size		Asset Yield	
Interest Income (GAAP measure)	$	908	$	408	$	500
Estimated "catch-up" premium amortization due to change in CPR forecast		(46)		—		(46)
Interest income, excluding "catch-up" premium amortization		862		408		454
TBA dollar roll income - implied interest income		(224)		(242)		18
Economic interest income, excluding "catch-up" amortization (non-GAAP measure)	$	638	$	166	$	472

| | | | Due to Change in Average | | | |
Fiscal Year 2023 vs 2022	Total Increase / (Decrease)		Portfolio Size		Asset Yield	
Interest Income (GAAP measure)	$	451	$	99	$	352
Estimated "catch-up" premium amortization due to change in CPR forecast		233		—		233
Interest income, excluding "catch-up" premium amortization		684		99		585
TBA dollar roll income - implied interest income		(222)		(384)		162
Economic interest income, excluding "catch-up" amortization (non-GAAP measure)	$	462	$	(285)	$	747

Our average investment portfolio (at cost), inclusive of TBAs, increased 9% and decreased 11% for fiscal years 2024 and 2023, respectively, primarily due to changes in our capital base. The average yield on our investment portfolio, including TBA implied asset yields and excluding "catch-up" premium amortization, increased 59 and 111 basis points for fiscal years 2024 and 2023, respectively, largely as a result of shifting our asset portfolio from lower coupon holdings toward a greater share of higher coupon, specified pools.

Leverage

Our primary measure of leverage is our tangible net book value "at risk" leverage ratio, which is measured as the sum of our repurchase agreements and other debt used to fund our investment securities and net TBA and forward settling securities position (at cost) (together referred to as "mortgage borrowings") and our net receivable/payable for unsettled investment securities, divided by our total stockholders' equity adjusted to exclude goodwill.

We include our net TBA position in our measure of leverage because a forward contract to acquire Agency RMBS in the TBA market carries similar risks to Agency RMBS purchased in the cash market and funded with on-balance sheet liabilities. Similarly, a TBA contract for the forward sale of Agency securities has substantially the same effect as selling the underlying Agency RMBS and reducing our on-balance sheet funding commitments. (Refer to *Liquidity and Capital Resources* in this Form 10-K for further discussion of TBA securities and dollar roll transactions). Repurchase agreements used to fund short-term investments in U.S. Treasury securities ("U.S. Treasury Repo") are excluded from our measure of leverage due to the temporary and highly liquid nature of these investments. The following table presents a summary of our leverage ratios for the periods listed (dollars in millions):

Quarter Ended	Investment Securities Repurchase Agreements and Other Debt [1]			Net TBA Position Long/(Short) [2]		Average Tangible Net Book Value "At Risk" Leverage during the Period [3]	Tangible Net Book Value "At Risk" Leverage as of Period End [4]
	Average Daily Amount	Maximum Daily Amount	Ending Amount	Average Daily Amount	Ending Amount		
December 31, 2024	$ 59,690	$ 63,759	$ 59,426	$ 5,936	$ 6,887	7.2:1	7.2:1
September 30, 2024	$ 59,322	$ 64,585	$ 63,468	$ 2,650	$ 4,067	7.2:1	7.2:1
June 30, 2024	$ 50,784	$ 55,507	$ 54,682	$ 6,805	$ 5,318	7.2:1	7.4:1
March 31, 2024	$ 48,730	$ 49,894	$ 48,216	$ 6,190	$ 8,405	7.0:1	7.1:1
December 31, 2023	$ 47,548	$ 52,643	$ 48,959	$ 4,993	$ 5,288	7.4:1	7.0:1
September 30, 2023	$ 47,073	$ 52,888	$ 51,931	$ 7,340	$ 2,407	7.5:1	7.9:1
June 30, 2023	$ 41,546	$ 42,408	$ 40,962	$ 9,985	$ 10,320	7.2:1	7.2:1
March 31, 2023	$ 39,824	$ 42,919	$ 42,022	$ 17,851	$ 10,385	7.7:1	7.2:1
December 31, 2022	$ 35,486	$ 39,399	$ 36,002	$ 18,988	$ 18,407	7.8:1	7.4:1
September 30, 2022	$ 40,530	$ 41,834	$ 39,169	$ 20,331	$ 19,116	8.1:1	8.7:1
June 30, 2022	$ 42,997	$ 44,243	$ 41,406	$ 19,653	$ 16,001	7.8:1	7.4:1
March 31, 2022	$ 46,570	$ 47,940	$ 44,150	$ 23,605	$ 20,152	7.8:1	7.5:1

_____

1. Other debt includes debt of consolidated VIEs. Amounts exclude U.S. Treasury Repo agreements.
2. Daily average and ending net TBA position outstanding measured at cost. Includes forward settling non-Agency securities.
3. Average tangible net book value "at risk" leverage during the period represents the sum of our daily weighted average repurchase agreements and other debt used to fund acquisitions of investment securities and net TBA and forward settling securities position outstanding, divided by the sum of our average month-ended stockholders' equity, adjusted to exclude goodwill.
4. Tangible net book value "at risk" leverage as of period end represents the sum of our repurchase agreements and other debt used to fund acquisitions of investments securities, net TBA and forward settling securities position (at cost), and net receivable/payable for unsettled investment securities outstanding as of period end, divided by total stockholders' equity, adjusted to exclude goodwill as of period end.

Economic Interest Expense and Aggregate Cost of Funds

The following table summarizes our economic interest expense and aggregate cost of funds (non-GAAP measures) for fiscal years 2024, 2023 and 2022 (dollars in millions), which includes the combination of interest expense on repurchase agreements and other debt used to fund acquisitions of investment securities (GAAP measure), implied financing cost of our TBA securities and interest rate swap periodic income:

Economic Interest Expense and Aggregate Cost of Funds [1]	Fiscal Year					
	2024		2023		2022	
	Amount	Cost of Funds	Amount	Cost of Funds	Amount	Cost of Funds
Investment securities repurchase agreement and other debt - interest expense (GAAP measure)	$ 2,931	5.27 %	$ 2,287	5.12 %	$ 625	1.49 %
TBA dollar roll income - implied interest expense [2,3]	279	5.07 %	493	4.86 %	228	1.08 %
Economic interest expense - before interest rate swap periodic income, net [4]	3,210	5.25 %	2,780	5.07 %	853	1.35 %
Interest rate swap periodic income, net [2,5]	(1,815)	(2.97)%	(2,202)	(4.02)%	(675)	(1.08)%
Total economic interest expense (non-GAAP measure)	$ 1,395	2.28 %	$ 578	1.05 %	$ 178	0.27 %

1. Amounts exclude interest rate swap termination fees and variation margin settlements paid or received, forward starting swaps and the impact of other supplemental hedges, such as swaptions and U.S. Treasury positions.
2. Reported in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income.
3. The implied funding cost (benefit) of TBA dollar roll transactions is determined using the price differential, or "price drop," between the TBA price for current month settlement versus the TBA price for forward month settlement and market based assumptions regarding the "cheapest-to-deliver" collateral that can be delivered to satisfy the TBA contract, such as the anticipated collateral's weighted average coupon, weighted average maturity and projected 1-month CPR. The average implied funding cost (benefit) for all TBA transactions is weighted based on our daily average TBA balance outstanding for the period.
4. The combined cost of funds for total mortgage borrowings outstanding, before interest rate swap periodic income, is calculated on a weighted average basis based on average investment securities repurchase agreements, other debt and TBA securities outstanding during the period and their respective cost of funds.
5. Interest rate swap periodic income is measured as a percent of average mortgage borrowings outstanding for the period.

The principal elements impacting our economic interest expense are (i) the size of our average mortgage borrowings and interest rate swap portfolio outstanding during the period, (ii) the average interest rate on our mortgage borrowings and (iii) the average net interest rate paid/received on our interest rate swaps. The following table includes a summary of the estimated impact of these elements on our economic interest expense for fiscal years 2024 and 2023 compared to the prior year period (in millions):

Impact of Changes in the Principal Elements of Economic Interest Expense

Fiscal Year 2024 vs 2023	Total Increase / (Decrease)	Due to Change in Average	
		Borrowing / Swap Balance	Borrowing / Swap Rate
Investment securities repurchase agreement and other debt interest expense	$ 644	$ 552	$ 92
TBA dollar roll income - implied interest expense	(214)	(227)	13
Interest rate swap periodic income/cost	387	171	216
Total change in economic interest expense	$ 817	$ 496	$ 321

Fiscal Year 2023 vs 2022	Total Increase / (Decrease)	Due to Change in Average	
		Borrowing / Swap Balance	Borrowing / Swap Rate
Investment securities repurchase agreement and other debt interest expense	$ 1,662	$ 40	$ 1,622
TBA dollar roll income - implied interest benefit/expense	265	(117)	382
Interest rate swap periodic income/cost	(1,527)	32	(1,559)
Total change in economic interest benefit/expense	$ 400	$ (45)	$ 445

Our average mortgage borrowings, inclusive of TBAs, increased 11% and decreased 13% for fiscal years 2024 and 2023, respectively, consistent with changes to our average investment portfolio. The average interest rate on our mortgage borrowings, excluding the impact of interest rate swap periodic income, increased 18 and 372 basis points for fiscal years 2024 and 2023, respectively, due to higher short-term interest rates.

Interest rate swap periodic income declined for fiscal years 2024 and 2023 primarily due to higher pay rates on our pay-fixed swaps largely driven by the maturity of low cost interest rate swaps. The following is a summary of our interest rate swaps outstanding during fiscal years 2024, 2023 and 2022 (dollars in millions). Amounts exclude forward starting swaps not yet in effect.

Average Ratio of Interest Rate Swaps (Excluding Forward Starting Swaps) to Mortgage Borrowings Outstanding	Fiscal Year		
	2024	2023	2022
Average investment securities repo and other debt outstanding	$ 54,658	$ 44,027	$ 41,363
Average net TBA dollar roll position outstanding - at cost	$ 5,389	$ 10,000	$ 20,631
Average mortgage borrowings outstanding	$ 60,047	$ 54,027	$ 61,994
Average notional amount of interest rate swaps outstanding (excluding forward starting swaps), net	$ 43,351	$ 47,012	$ 49,334
Ratio of average interest rate swaps to mortgage borrowings outstanding	72 %	87 %	80 %
Average interest rate swap pay-fixed rate (excluding forward starting swaps)	1.16 %	0.55 %	0.25 %
Average interest rate swap receive-floating rate	(5.25)%	(5.17)%	(1.60)%
Average interest rate swap net pay/(receive) rate	(4.09)%	(4.62)%	(1.35)%

For fiscal years 2024, 2023 and 2022, we had an average forward starting net pay-fixed rate swap balance of $672 million, $43 million and $48 million, respectively. Forward starting interest rate swaps do not impact our economic interest expense and aggregate cost of funds until they commence accruing net interest settlements on their forward start dates.

Net Interest Spread

The following table presents a summary of our net interest spread (including the impact of TBA dollar roll income, interest rate swaps and excluding "catch-up" premium amortization) for fiscal years 2024, 2023 and 2022:

Investment and TBA Securities - Net Interest Spread	Fiscal Year		
	2024	2023	2022
Average asset yield	4.70 %	4.11 %	3.00 %
Average aggregate cost of funds	(2.28)%	(1.05)%	(0.27)%
Average net interest spread	2.42 %	3.06 %	2.73 %

Net Spread and Dollar Roll Income

The following table presents a reconciliation of net spread and dollar roll income available to common stockholders (non-GAAP measure) from comprehensive income (loss) available (attributable) to common stockholders (the most comparable GAAP financial measure) for fiscal years 2024, 2023 and 2022 (dollars in millions):

	Fiscal Year		
	2024	2023	2022
Comprehensive income (loss) available (attributable) to common stockholders	$ 657	$ 187	$ (2,268)
Adjustments to exclude realized and unrealized (gains) losses reported through net income:			
Realized loss on sale of investment securities, net	188	1,567	2,916
Unrealized (gain) loss on investment securities measured at fair value through net income, net	885	(1,678)	3,795
Gain on derivative instruments and other securities, net	(2,028)	(386)	(4,630)
Adjustment to exclude unrealized (gain) loss reported through other comprehensive income:			
Unrealized (gain) loss on available-for-sale securities measure at fair value through other comprehensive income, net	74	(155)	973
Other adjustments:			
Estimated "catch-up" premium amortization benefit due to change in CPR forecast [1]	(51)	(5)	(238)
TBA dollar roll income, net [2]	21	31	518
Interest rate swap periodic income, net [2]	1,815	2,202	675
Other interest income (expense), net [2,3]	(87)	(146)	(65)
Net spread and dollar roll income available to common stockholders (non-GAAP measure)	1,474	1,617	1,676
Weighted average number of common shares outstanding - basic	783.4	618.4	537.0
Weighted average number of common shares outstanding - diluted	786.0	619.6	538.1
Net spread and dollar roll income per common share - basic	$ 1.88	$ 2.61	$ 3.12
Net spread and dollar roll income per common share - diluted	$ 1.88	$ 2.61	$ 3.11

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1. Reported in interest income in our consolidated statements of comprehensive income.
2. Reported in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income.

3. Other interest income (expense), net includes interest income on cash and cash equivalents; price alignment interest income (expense) ("PAI") on interest rate swap margin deposits posted by or (to) the Company; and other miscellaneous interest income (expense).

Gain (Loss) on Investment Securities, Net

The following table is a summary of our net gain (loss) on investment securities for fiscal years 2024, 2023 and 2022 (in millions):

	Fiscal Year		
Gain (Loss) on Investment Securities, Net [1]	**2024**	**2023**	**2022**
Loss on sale of investment securities, net	$ (188)	$ (1,567)	$ (2,916)
Unrealized (loss) gain on investment securities measured at fair value through net income, net [2]	(885)	1,678	(3,795)
Unrealized (loss) gain on investment securities measured at fair value through other comprehensive income, net	(74)	155	(973)
Total (loss) gain on investment securities, net	$ (1,147)	$ 266	$ (7,684)

1. Amounts exclude gain (loss) on TBA securities, which are reported in gain (loss) on derivative instruments and other securities, net in our Consolidated Statements of Comprehensive Income.
2. Investment securities acquired after fiscal year 2016 are measured at fair value through net income (see Note 2 of our Consolidated Financial Statements in this Form 10-K).

Gain (Loss) on Derivative Instruments and Other Securities, Net

The following table is a summary of our gain (loss) on derivative instruments and other securities, net for fiscal years 2024, 2023 and 2022 (in millions):

	Fiscal Year		
	2024	**2023**	**2022**
TBA securities, dollar roll income	$ 21	$ 31	$ 518
TBA securities, mark-to-market gain (loss)	(144)	18	(3,378)
Interest rate swaps, periodic income	1,815	2,202	675
Interest rate swaps, mark-to-market gain (loss)	(804)	(1,532)	3,802
Credit default swaps - buy protection	(7)	(13)	21
Payer swaptions	54	(21)	857
Recceiver swaptions	(3)	—	—
U.S. Treasury securities - short position	844	(54)	1,482
U.S. Treasury securities - long position	(85)	(30)	(32)
U.S. Treasury futures contracts - short position	409	(42)	811
SOFR futures contracts - long position	13	(10)	—
Other interest income (expense)	(87)	(146)	(77)
Other gain (loss)	2	(17)	(49)
Total gain (loss) on derivative instruments and other securities, net	$ 2,028	$ 386	$ 4,630

For further details regarding our use of derivative instruments and related activity refer to Notes 2 and 5 of our Consolidated Financial Statements in this Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

Our business is dependent on our ability to maintain adequate levels of liquidity and capital resources to fund day-to-day operations, fulfill collateral requirements under our funding and derivative agreements, and to satisfy our dividend distribution requirement of at least 90% of our taxable income to maintain our qualification as a REIT. Our primary sources of liquidity are unencumbered cash and securities, borrowings available under repurchase agreements, TBA dollar roll financing and monthly receipts of principal and interest payments. We may also conduct asset sales, change our asset or funding mix, issue equity or undertake other capital enhancing actions to maintain adequate levels of liquidity and capital resources. There are various risks and uncertainties that can impact our liquidity, such as those described in Item 1A. *Risk Factors* and Item 7A. *Quantitative and Qualitative Disclosures of Market Risks* in this Form 10-K. In assessing our liquidity, we consider a number of factors, including our current leverage, collateral levels, access to capital markets, overall market conditions, and the sensitivity of our tangible net book value over a range of scenarios. We believe that we have sufficient liquidity and capital resources available to meet our obligations and execute our business strategy.

Leverage and Financing Sources

Our leverage will vary depending on market conditions and our assessment of relative risks and returns, but we generally expect our leverage to be between six and twelve times the amount of our tangible stockholders' equity, measured as the sum of our total mortgage borrowings and net payable / (receivable) for unsettled investment securities, divided by the sum of our total stockholders' equity adjusted to exclude goodwill. Our tangible net book value "at risk" leverage ratio was 7.2x and 7.0x as of December 31, 2024 and 2023, respectively. The following table includes a summary of our mortgage borrowings outstanding as of December 31, 2024 and 2023 (dollars in millions). For additional details of our mortgage borrowings refer to Notes 2, 4 and 5 to our Consolidated Financial Statements in this Form 10-K.

	December 31, 2024		December 31, 2023	
Mortgage Borrowings	**Amount**	**%**	**Amount**	**%**
Investment securities repurchase agreements [1,2]	$ 59,362	90 %	$ 48,879	90 %
Debt of consolidated variable interest entities, at fair value	64	— %	80	— %
Total debt	59,426	90 %	48,959	90 %
TBA and forward settling non-Agency securities, at cost	6,887	10 %	5,288	10 %
Total mortgage borrowings	$ 66,313	100 %	$ 54,247	100 %

1. Includes Agency RMBS, CRT and non-Agency MBS repurchase agreements. Excludes U.S. Treasury repurchase agreements totaling $1.4 billion and $1.5 billion as of December 31, 2024 and 2023, respectively.
2. As of December 31, 2024 and 2023, 47% and 43%, respectively, of our total repurchase agreements, including 49% and 45% or our investment securities repurchase agreements, respectively, were funded through the Fixed Income Clearing Corporation's GCF Repo service.

Our primary financing sources are collateralized borrowings structured as repurchase agreements. We enter into repurchase agreements, or "repo," through bi-lateral arrangements with financial institutions and independent dealers. We also enter into third-party repurchase agreements through our wholly-owned registered broker-dealer subsidiary, Bethesda Securities, LLC, such as tri-party repo offered through the FICC's GCF Repo service. We manage our repurchase agreement funding position through a variety of methods, including diversification of counterparties, maintaining a suitable maturity profile and utilization of interest rate hedging strategies. We also use TBA dollar roll transactions as a means of synthetically financing Agency RMBS.

The terms and conditions of our repurchase agreements are determined on a transaction-by-transaction basis when each such borrowing is initiated or renewed and, in the case of GCF Repo, by the prevailing margin requirements calculated by the FICC, which acts as the central counterparty. The amount borrowed is generally equal to the fair value of the securities pledged, as determined by the lending counterparty, less an assessed discount, referred to as a "haircut," that reflects the underlying risk of the specific collateral and protects the counterparty against a change in its value. Interest rates are generally fixed based on prevailing rates corresponding to the term of the borrowing. None of our repo counterparties are obligated to renew or otherwise enter into new borrowings at the conclusion of our existing borrowings.

The use of TBA dollar roll transactions increases our funding diversification, expands our available pool of assets, and increases our overall liquidity position, as TBA contracts typically have lower implied haircuts relative to Agency RMBS pools funded with repo financing. TBA dollar roll transactions may also have a lower implied cost of funds than comparable repo funded transactions (referred to as "dollar roll specialness") offering incremental return potential. However, if it were to become uneconomical to roll our TBA contracts into future months it may be necessary to take physical delivery of the underlying securities and fund those assets with cash or other financing sources, which could reduce our liquidity position.

Collateral Requirements and Unencumbered Assets

Amounts available to be borrowed under our repurchase agreements are dependent upon prevailing interest rates, the lender's "haircut" requirements and collateral value. Each of these elements may fluctuate with changes in interest rates, credit quality and liquidity conditions within the financial markets. To help manage the adverse impact of interest rate changes on our borrowings, we utilize an interest rate risk management strategy involving the use of derivative financial instruments. In particular, we attempt to mitigate the risk of the cost of our short-term funding liabilities increasing at a faster rate than the earnings of our long-term fixed rate assets during a period of rising interest rates.

The collateral requirements, or haircut levels, under our repo agreements are typically determined on an individual transaction basis or by the prevailing requirements established by the FICC for GCF tri-party repo. Consequently, haircut levels and minimum margin requirements can change over time and may increase during periods of elevated market volatility. If the fair value of our collateral declines, our counterparties will typically require that we post additional collateral to re-establish the agreed-upon collateral levels, referred to as "margin calls." Similarly, if the estimated fair value of our investment securities increases, we may request that counterparties release collateral back to us. Our counterparties typically have the sole discretion to determine the value of pledged collateral but are required to act in good faith in making determinations of value. Our agreements generally provide that in the event of a margin call, collateral must be posted on the same business day, subject to notice requirements. As of December 31, 2024, we had met all our margin requirements.

The value of Agency RMBS collateral is impacted by market factors and is reduced by monthly principal pay-downs on the underlying mortgage pools. Fannie Mae and Freddie Mac publish monthly security pay-down factors for their mortgage pools on the fifth day after month-end, but do not remit payment to security holders until generally the 25th day after month-end. Bi-lateral repo counterparties assess margin to account for the reduction in value of Agency collateral when factors are released. The FICC assesses margin on the last day of each month, prior to the factor release date, based on its internally projected pay-down rates (referred to as the "blackout period exposure adjustment" or "blackout margin"). On the factor release date, the blackout margin is released and collateralization requirements are adjusted to actual factor data. Due to the timing difference between associated margin calls and our receipt of principal pay-downs, our liquidity is temporarily reduced each month for principal repayments. We attempt to manage the liquidity risk associated with principal pay-downs by monitoring conditions impacting prepayment rates and through asset selection. As of December 31, 2024, approximately 9% of our investment portfolio consisted of TBA securities, which are not subject to monthly principal pay-downs. The remainder of our portfolio primarily consisted of Agency RMBS, which had an average one-year CPR forecast of 7% as of December 31, 2024.

Collateral requirements under our derivative agreements are subject to our counterparties' assessment of their maximum risk of loss associated with the derivative instrument, referred to as the initial or minimum margin requirement, and may be adjusted based on changes in market volatility and other factors. We are also subject to daily variation margin requirements based on changes in the value of the derivative instrument and/or collateral pledged. Daily variation margin requirements also entitle us to receive collateral if the value of amounts owed to us under the derivative agreement exceeds the minimum margin requirement. The collateral requirements under our TBA contracts are governed by the Mortgage-Backed Securities Division ("MBSD") of the FICC. Collateral levels for interest rate derivative agreements are typically governed by the central clearing exchange and the associated futures commission merchants ("FCMs"), which may establish margin levels in excess of the clearing exchange. Collateral levels for interest rate derivative agreements not subject to central clearing are established by the counterparty financial institution.

Haircut levels and minimum margin requirements imposed by our counterparties reduce the amount of our unencumbered assets and limit the amount we can borrow against our investment securities. During the fiscal year 2024, haircuts on our repo funding arrangements remained stable. As of December 31, 2024, the weighted average haircut on our repurchase agreements was approximately 3.2% of the value of our collateral, compared to 3.1% as of December 31, 2023.

To mitigate the risk of margins calls, we seek to maintain excess liquidity by holding unencumbered liquid assets that can be used to satisfy collateral requirements, collateralize additional borrowings or sold for cash. As of December 31, 2024, our unencumbered assets totaled approximately $6.2 billion, or 67% of tangible equity, consisting of $6.1 billion of cash and unencumbered Agency RMBS and $0.1 billion of unencumbered credit assets. This compares to $5.2 billion of unencumbered assets, or 67% of tangible equity, as of December 31, 2023, consisting of $5.1 billion of cash and unencumbered Agency RMBS and $0.1 billion of unencumbered credit assets.

Counterparty Risk

Collateral requirements imposed by counterparties subject us to the risk that the counterparty does not return pledged assets to us as and when required. We attempt to manage this risk by monitoring our collateral positions and limiting our counterparties to registered clearinghouses and major financial institutions with acceptable credit ratings. We also diversify our funding across multiple counterparties and by region.

As of December 31, 2024, our maximum amount at risk (or the excess/shortfall of the value of collateral pledged/received over our repurchase agreement liabilities/reverse repurchase agreement receivables) with any of our repurchase agreement counterparties, excluding the FICC, was less than 2% of our tangible stockholders' equity, with our top five repo counterparties, excluding the FICC, representing less than 5% of our tangible stockholders' equity. As of December 31, 2024, 9% of our tangible stockholder's equity was at risk with the FICC. Excluding central clearing exchanges, as of December 31, 2024, our amount at risk with any counterparty to our derivative agreements was less than 1% of our stockholders' equity.

Asset Sales

Agency RMBS securities are among the most liquid fixed income securities, and the TBA market is the second most liquid market (after the U.S. Treasury market). Although market conditions fluctuate, the vitality of these markets enables us to sell assets under most conditions to generate liquidity through direct sales or delivery into TBA contracts, subject to "good delivery" provisions promulgated by the Securities Industry and Financial Markets Association ("SIFMA"). Under certain market conditions, however, we may be unable to realize the full carrying value of our securities. We attempt to manage this risk by maintaining at least a minimum level of securities that trade at or near TBA values that in our estimation enhances our portfolio liquidity across a wide range of market conditions. Please refer to *Trends and Recent Market Impacts* of this Management Discussion and Analysis for further information regarding Agency RMBS and TBA market conditions.

Capital Markets

The equity capital markets serve as a source of capital to grow our business and to meet potential liquidity needs of our business. The availability of equity capital is dependent on market conditions and investor demand for our common and preferred stock. We will typically not issue common stock at times when we believe the capital raised will not be accretive to our tangible net book value or earnings, and we will typically not issue preferred equity when its cost exceeds acceptable hurdle rates of return on our equity. We may also be unable to raise additional equity capital at suitable times or on favorable terms. Furthermore, when the trading price of our common stock is less than our then-current estimate of our tangible net book value per common share, among other conditions, we may repurchase shares of our common stock pursuant to the stock repurchase plan authorized by our Board. Please refer to Note 9 of our Consolidated Financial Statements in this Form 10-K for further details regarding our recent equity capital transactions.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2024, we did not maintain relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, or special purpose or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Additionally, as of December 31, 2024, we had not guaranteed obligations of unconsolidated entities or entered into a commitment or intent to provide funding to such entities.

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts, including estimates, projections, beliefs, expectations concerning conditions, events, or the outlook for our business, strategy, performance, operations or the markets or industries in which we operate, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as "believe," "plan," "expect," "anticipate," "see," "intend," "outlook," "potential," "forecast," "estimate," "will," "could," "should," "likely" and other similar, correlative or comparable words and expressions.

Forward-looking statements are based on management's assumptions, projections and beliefs as of the date of this Annual Report, but they involve a number of risks and uncertainties. Actual results may differ materially from those anticipated in forward-looking statements, as well as from historical performance. Factors that could cause actual results to vary from our forward-looking statements include, but are not limited to, the following:

- changes in U.S. monetary policy or interest rates, including actions taken by the Federal Reserve to normalize monetary policy and to reduce the size of its U.S. Treasury and Agency RMBS bond portfolio;
- fluctuations in the yield curve;
- the level, degree and extent of volatility in interest rates or the yield on our assets relative to interest rate benchmarks;
- fluctuations in mortgage prepayment rates on the loans underlying our Agency RMBS;
- the availability and terms of financing and our hedge positions;
- changes in the market value of our assets, including from changes in net interest spreads, market liquidity or depth, and changes in our "at risk" leverage or hedge positions;
- the effectiveness of our risk mitigation strategies;

- conditions in the market for Agency RMBS and other mortgage securities, including changes in the available supply of such securities or investor appetite therefor;
- actions by the federal, state, or local governments that affect the economy, the housing sector or financial markets;
- the direct or indirect effects of geopolitical events, including war, terrorism, civil discord, embargos, trade or other disputes, or natural disasters, on conditions in the markets for Agency RMBS or other mortgage securities, the terms or availability of funding for our business, or our ongoing business operations;
- the availability of personnel, operational resources, information technology and other systems to conduct our operations;
- changes to laws, regulations, rules or policies that affect the GSE's, the primary or secondary mortgage markets in which we participate or U.S. housing finance activity, including actions that would end or alter the conservatorships of Fannie Mae or Freddie Mac or their quasi-governmental status; and
- legislative or regulatory actions that affect our status as a REIT or our exemption from the Investment Company Act of 1940.

Forward-looking statements speak only as of the date made, and we do not assume any duty and do not undertake to update forward-looking statements. A further discussion of risks and uncertainties that could cause actual results to differ from any of our forward-looking statements is included under Item 1A. *Risk Factors* in Part I of this document. We caution readers not to place undue reliance on our forward-looking statements.

WEBSITE AND SOCIAL MEDIA DISCLOSURE

We use our website (www.AGNC.com) and AGNC's LinkedIn (www.linkedin.com/company/agnc-investment-corp/) and X (www.x.com/AGNCInvestment) accounts to distribute information about the Company. Investors should monitor these channels in addition to our press releases, filings with the U.S. Securities and Exchange Commission ("SEC"), public conference calls and webcasts, as information posted through them may be deemed material. Our website, alerts and social media channels are not incorporated by reference into, and are not a part of, this or any other report filed with or furnished to the SEC. Investors and others may automatically receive emails and information about AGNC when they sign up for investor alerts on the "Investor Resources" tab of the Investor Relations section of our website.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market risk is the exposure to loss resulting from changes in market factors such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risks that we are exposed to are interest rate, prepayment, spread, liquidity, extension and credit risks.

Interest Rate Risk

We are subject to interest rate risk in connection with the fixed income nature of our assets and the short-term, variable rate nature of our financing obligations. Our operating results depend in large part on differences between the income earned on our assets and our cost of borrowing and hedging activities. The costs associated with our borrowings are generally based on prevailing market interest rates. During a period of rising interest rates, our borrowing costs generally will increase while the yields earned on our existing portfolio of leveraged fixed-rate assets will largely remain static. This can result in a decline in our net interest spread. Changes in the level of interest rates can also affect the rate of mortgage prepayments and the value of our assets.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. Subject to maintaining our qualification as a REIT, we engage in a variety of interest rate management techniques to mitigate the influence of interest rate changes on our net interest income and fluctuations of our tangible net book value. The principal instruments that we use to hedge our interest rate risk are interest rate swaps, swaptions, U.S. Treasury securities and U.S. Treasury futures contracts. Our hedging techniques are highly complex and are partly based on assumed levels of prepayments of our assets. If prepayments are slower or faster than assumed, the maturity of our investments will also differ from our expectations, which could reduce the effectiveness of our hedging strategies and may cause losses on such transactions and adversely affect our cash flow.

The severity of potential declines in our tangible net book value due to fluctuations in interest rates would depend on our asset, liability, and hedge composition at the time, as well as the magnitude and duration of the interest rate change. Primary measures of an instrument's price sensitivity to interest rate fluctuations are its duration and convexity. Duration measures the estimated percentage change in market value of an instrument that would be caused by a parallel change in short and long-term interest rates. The duration of our assets will vary with changes in interest rates and tends to increase when interest rates rise and decrease when interest rates fall. This "negative convexity" generally increases the interest rate exposure of our investment portfolio in excess of what is measured by duration alone.

We estimate the duration and convexity of our assets using a third-party risk management system and market data. We review the estimates for reasonableness, giving consideration to any unique characteristics of our securities, market conditions and other factors likely to impact these estimates, and based on our judgement we may make adjustments to the third-party estimates. Our estimated duration gap, which is a measure of the difference between the interest rate sensitivity of our assets and our liabilities, inclusive of interest rate hedges, was 0.3 years as of December 31, 2024, compared to -0.5 years as of 2023.

The table below quantifies the estimated changes in the fair value of our investment portfolio (including derivatives and other securities used for hedging purposes) and in our tangible net book value per common share as of December 31, 2024 and 2023 should interest rates go up or down by 25, 50 and 75 basis points, assuming instantaneous parallel shifts in the yield curve and including the impact of both duration and convexity. All values in the table below are measured as percentage changes from the base interest rate scenario. The base interest rate scenario assumes interest rates and prepayment projections as of December 31, 2024 and 2023.

To the extent that these estimates or other assumptions do not hold true, which may be more likely during periods of elevated market volatility, actual results could differ materially from our projections. Moreover, if different models were employed in the analysis, materially different projections could result. Lastly, while the table below reflects the estimated impact of interest rate changes on a static portfolio, we actively manage our portfolio, and we continuously adjust the size and composition of our asset and hedge portfolio.

| | Interest Rate Sensitivity [1,2] | | | |
| | December 31, 2024 | | December 31, 2023 | |
Change in Interest Rate	Estimated Change in Portfolio Market Value	Estimated Change in Tangible Net Book Value Per Common Share	Estimated Change in Portfolio Market Value	Estimated Change in Tangible Net Book Value Per Common Share
-75 Basis Points	-0.1%	-0.9%	-0.7%	-7.0%
-50 Basis Points	0.0%	+0.2%	-0.4%	-3.8%
-25 Basis Points	+0.1%	+0.5%	-0.1%	-1.5%
+25 Basis Points	-0.1%	-1.1%	+0.1%	+0.7%
+50 Basis Points	-0.3%	-2.8%	+0.1%	+0.7%
+75 Basis Points	-0.5%	-4.8%	0.0%	0.0%

1. Derived from models that are dependent on inputs and assumptions, assumes there are no changes in mortgage spreads and assumes a static portfolio. Actual results could differ materially from these estimates.
2. Includes the effect of derivatives and other securities used for hedging purposes. Interest rates are assumed to be floored at 0% in down rate scenarios.

Prepayment Risk and Extension Risk

Prepayment risk is the risk that our assets will be repaid at a faster rate than anticipated. Interest rates and numerous other factors affect the rate of prepayments, such as housing prices, general economic conditions, loan age, size and loan-to-value ratios, and GSE buyouts of delinquent loans underlying our securities. Generally, declining mortgage rates increase the rate of prepayments, while rising rates have the opposite effect.

If our assets prepay at a faster rate than anticipated, we may be unable to reinvest the repayments at acceptable yields. If the proceeds are reinvested at lower yields than our existing assets, our net interest income would be negatively impacted. We also amortize or accrete premiums and discounts we pay or receive at purchase relative to the stated principal of our assets into interest income over their projected lives using the effective interest method. If the actual and estimated future prepayment experience differs from our prior estimates, we are required to record an adjustment to interest income for the impact of the cumulative difference in the effective yield.

Extension risk is the risk that our assets will be repaid at a slower rate than anticipated and generally increases when interest rates rise. In a rising or higher interest rate environment, we may be required to finance our investments at potentially higher costs without the ability to reinvest principal into higher yielding securities as a result of borrowers prepaying their mortgages at a slower pace than originally anticipated, adversely impacting our net interest spread, and thus our net interest income.

As of December 31, 2024 and 2023, our investment securities (excluding TBAs) had a weighted average projected CPR of 7.7% and 11.4%, respectively, and a weighted average yield of 4.77% and 4.41%, respectively. The table below presents estimated weighted average projected CPRs and yields for our investment securities should interest rates go up or down instantaneously by 25, 50 and 75 basis points. Estimated yields exclude the impact of retroactive "catch-up" premium amortization adjustments for prior periods due to changes in the projected CPR assumption.

	Interest Rate Sensitivity [1]			
	December 31, 2024		December 31, 2023	
Change in Interest Rate	Weighted Average Projected CPR	Weighted Average Asset Yield [2]	Weighted Average Projected CPR	Weighted Average Asset Yield [2]
-75 Basis Points	11.7%	4.70%	17.8%	4.33%
-50 Basis Points	9.8%	4.73%	15.4%	4.36%
-25 Basis Points	8.5%	4.76%	13.2%	4.39%
Actual as of Period End	7.7%	4.77%	11.4%	4.41%
+25 Basis Points	7.3%	4.78%	9.7%	4.44%
+50 Basis Points	6.9%	4.79%	8.5%	4.46%
+75 Basis Points	6.7%	4.80%	7.7%	4.47%

1. Derived from models that are dependent on inputs and assumptions and assumes a static portfolio. Actual results could differ materially from these estimates. Table excludes TBA securities.
2. Asset yield based on historical cost basis and does not include the impact of retroactive "catch-up" premium amortization adjustments due to changes in projected CPR.

Spread Risk

Spread risk is the risk that the market spread between the yield on our assets and the yield on benchmark interest rates linked to our interest rate hedges, such as U.S. Treasury rates and interest rate swap rates, may vary. As a levered investor in mortgage-backed securities, spread risk is an inherent component of our investment strategy. Therefore, although we use hedging instruments to attempt to protect against moves in interest rates, our hedges are generally not designed to protect against spread risk, and our tangible net book value could decline if spreads widen.

Fluctuations in mortgage spreads can occur due to a variety of factors, including changes in interest rates, prepayment expectations, actual or anticipated monetary policy actions by the U.S. and foreign central banks, liquidity conditions, required rates of returns on different assets and other market supply and demand factors. The table below quantifies the estimated changes in the fair value of our assets, net of hedges, and our tangible net book value per common share as of December 31, 2024 and 2023 should spreads widen or tighten by 10, 25 and 50 basis points. The estimated impact of changes in spreads is in addition to our interest rate shock sensitivity included in the interest rate shock table above. The table below assumes a spread duration of 5.1 and 4.7 years as of December 31, 2024 and 2023, respectively, based on interest rates and prices as of such dates; however, our portfolio's sensitivity to mortgage spread changes will vary with changes in interest rates and in the size and composition of our portfolio. Therefore, actual results could differ materially from our estimates.

	Spread Sensitivity [1,2]			
	December 31, 2024		December 31, 2023	
Change in MBS Spread	Estimated Change in Portfolio Market Value	Estimated Change in Tangible Net Book Value Per Common Share	Estimated Change in Portfolio Market Value	Estimated Change in Tangible Net Book Value Per Common Share
-50 Basis Points	+2.5%	+24.5%	+2.3%	+23.1%
-25 Basis Points	+1.3%	+12.3%	+1.2%	+11.6%
-10 Basis Points	+0.5%	+4.9%	+0.5%	+4.6%
+10 Basis Points	-0.5%	-4.9%	-0.5%	-4.6%
+25 Basis Points	-1.3%	-12.3%	-1.2%	-11.6%
+50 Basis Points	-2.5%	-24.5%	-2.3%	-23.1%

1. Spread sensitivity is derived from models that are dependent on inputs and assumptions, assumes there are no changes in interest rates and assumes a static portfolio. Actual results could differ materially from these estimates.
2. Includes the effect of derivatives and other securities used for hedging purposes.

Liquidity Risk

Our liquidity risk principally arises from financing long-term fixed rate assets with shorter-term variable rate borrowings. Future borrowings are dependent upon the willingness of lenders to finance our investments, lender collateral requirements and the lenders' determination of the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates and liquidity conditions within the commercial banking and mortgage finance industries.

As of December 31, 2024, we believe that we have sufficient liquidity and capital resources available to execute our business strategy (see *Liquidity and Capital Resources* in this Form 10-K for additional details). However, should the value of our collateral or the value of our derivative instruments suddenly decrease, or margin requirements increase, we may be required to post additional collateral for these arrangements, causing an adverse change in our liquidity position. Furthermore, there is no assurance that we will always be able to renew (or roll) our short-term funding liabilities. In addition, our counterparties have the option to increase our haircuts (margin requirements) on the assets we pledge against our funding liabilities, thereby reducing the amount that can be borrowed against an asset even if they agree to renew or roll our funding liabilities. Significantly higher haircuts can reduce our ability to leverage our portfolio or may even force us to sell assets, especially if correlated with asset price declines or faster prepayment rates on our assets.

Credit Risk

Our credit sensitive investments, such as CRT and non-Agency securities, expose us to the risk of nonpayment of principal, interest or other remuneration we are contractually entitled to. We are also exposed to credit risk in the event our repurchase agreement counterparties default on their obligations to resell the underlying collateral back to us at the end of the repo term or in the event our derivative counterparties do not perform under the terms of our derivative agreements.

We accept credit exposure related to our credit sensitive assets at levels we deem prudent within the context of our overall investment strategy. We attempt to manage this risk through careful asset selection, pre-acquisition due diligence, post-acquisition performance monitoring, and the sale of assets where we identify negative credit trends. We may also manage credit risk with credit default swaps or other financial derivatives that we believe are appropriate. Additionally, we may vary the mix of our interest rate and credit sensitive assets or our duration gap to adjust our credit exposure and/or improve the return profile of our assets, such as when we believe credit performance is inversely correlated with changes in interest rates. Our credit risk related to derivative and repurchase agreement transactions is largely mitigated by limiting our counterparties to major financial institutions with acceptable credit ratings or to registered central clearinghouses and monitoring concentration levels with any one counterparty. We also continuously monitor and adjust the amount of collateral pledged based on changes in market value. However, our efforts to manage credit risk may be unsuccessful and we could suffer losses as a result. Excluding central clearing exchanges, as of December 31, 2024, our maximum amount at risk with any counterparty related to our repurchase agreements and derivative agreements was less than 2% and less than 1%, respectively, of tangible stockholders' equity.

Item 8. *Financial Statements*

Our management is responsible for the accompanying consolidated financial statements and the related financial information. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and necessarily include certain amounts that are based on estimates and informed judgments. Our management also prepared the related financial information included in this Annual Report on Form 10-K and is responsible for its accuracy and consistency with the consolidated financial statements.

The consolidated financial statements as of December 31, 2024 and 2023 and for fiscal years 2024, 2023 and 2022 have been audited by Ernst & Young LLP, an independent registered public accounting firm, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm's responsibility is to express an opinion on these consolidated financial statements based on their audits. For further information refer to the Ernst & Young LLP (PCAOB ID: 42) audit opinion included in this Item 8 of our Annual Report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework (2013 framework). Based on this assessment and those criteria, management determined that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their attestation report included in this Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AGNC Investment Corp.

Opinion on Internal Control over Financial Reporting

We have audited AGNC Investment Corp.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AGNC Investment Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia
February 21, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AGNC Investment Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AGNC Investment Corp. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Agency securities and non-agency securities of high credit quality net premium amortization

*Description
of the Matter*

As of December 31, 2024, the Company's investment securities had a net unamortized premium balance of $1.0 billion, including interest and principal-only securities, and it recorded $123 million of net premium amortization for the year then ended. As explained in Note 2 to the financial statements, premiums or discounts associated with the purchase of Agency residential mortgage-backed securities ("Agency RMBS") and non-Agency mortgage-backed securities of high credit quality are amortized or accreted into interest income, respectively, over the projected lives of the securities, including contractual payments and estimated prepayments using the effective interest method. The effective yield on the Company's Agency RMBS and non-Agency mortgage-backed securities of high credit quality is highly impacted by the Company's estimate of future prepayments. The Company estimates long-term prepayment speeds of such securities using a third-party service provider and market data. The third-party service provider estimates long-term prepayment speeds using a prepayment model that incorporates the forward yield curve, current mortgage rates, mortgage rates of the outstanding loans, age and size of the outstanding loans, loan-to-value ratios, interest rate volatility and other factors.

Auditing the Company's estimation of long-term prepayment speeds used for the amortization of premiums and accretion of discounts is subjective due to the significant judgments and estimates required by management and the third-party service provider, as inputs into prepayment models are prone to fluctuation based on changing macroeconomic conditions.

*How We Addressed the
Matter in Our Audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the estimation of long-term prepayment speeds, including management's review of the estimated prepayment speeds provided by the third-party service provider.

Our audit procedures included, among others, performing comparative analyses between the Company's long-term prepayment speed estimates and long-term prepayment speed estimates data from independent third-party sources, reconciling the Company's estimates of long-term prepayment speeds to source prepayment speeds data provided by management's third-party service provider, evaluating the competency and objectivity of management's third-party service provider, and identifying potential sources of contrary information, with the assistance of an internal valuation specialist.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.

Tysons, Virginia
February 21, 2025

AGNC INVESTMENT CORP.
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

		December 31,		
		2024		2023
Assets:				
Agency securities, at fair value (including pledged securities of $59,952 and $49,575, respectively)	$	65,367	$	53,673
Agency securities transferred to consolidated variable interest entities, at fair value (pledged securities)		97		121
Credit risk transfer securities, at fair value (including pledged securities of $590 and $678, respectively)		633		723
Non-Agency securities, at fair value, and other mortgage credit investments (including pledged securities of $206 and $262, respectively)		315		351
U.S. Treasury securities, at fair value (including pledged securities of $1,565 and $1,530, respectively)		1,575		1,540
Cash and cash equivalents		505		518
Restricted cash		1,266		1,253
Derivative assets, at fair value		205		185
Receivable under reverse repurchase agreements		17,137		11,618
Goodwill		526		526
Other assets		389		1,088
Total assets	$	88,015	$	71,596
Liabilities:				
Repurchase agreements	$	60,798	$	50,426
Debt of consolidated variable interest entities, at fair value		64		80
Payable for investment securities purchased		74		210
Derivative liabilities, at fair value		94		362
Dividends payable		143		115
Obligation to return securities borrowed under reverse repurchase agreements, at fair value		16,676		10,894
Other liabilities		404		1,252
Total liabilities		78,253		63,339
Stockholders' equity:				
Preferred Stock - aggregate liquidation preference of $1,688		1,634		1,634
Common stock - $0.01 par value; 1,500 shares authorized; 897.4 and 694.3 shares issued and outstanding, respectively		9		7
Additional paid-in capital		17,264		15,281
Retained deficit		(8,554)		(8,148)
Accumulated other comprehensive loss		(591)		(517)
Total stockholders' equity		9,762		8,257
Total liabilities and stockholders' equity	$	88,015	$	71,596

See accompanying notes to consolidated financial statements.

AGNC INVESTMENT CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions, except per share data)

	Year Ended December 31,		
	2024	2023	2022
Interest income:			
Interest income	$ 2,949	$ 2,041	$ 1,590
Interest expense	2,931	2,287	625
Net interest income (expense)	18	(246)	965
Other gain (loss), net:			
Loss on sale of investment securities, net	(188)	(1,567)	(2,916)
Unrealized gain (loss) on investment securities measured at fair value through net income, net	(885)	1,678	(3,795)
Gain on derivative instruments and other investments, net	2,028	386	4,630
Total other gain (loss), net:	955	497	(2,081)
Expenses:			
Compensation and benefits	74	62	41
Other operating expense	36	34	33
Total operating expense	110	96	74
Net income (loss)	863	155	(1,190)
Dividends on preferred stock	132	123	105
Net income (loss) available (attributable) to common stockholders	$ 731	$ 32	$ (1,295)
Net income (loss)	$ 863	$ 155	$ (1,190)
Unrealized gain (loss) on investment securities measured at fair value through other comprehensive income (loss), net	(74)	155	(973)
Comprehensive income (loss)	789	310	(2,163)
Dividends on preferred stock	132	123	105
Comprehensive income (loss) available (attributable) to common stockholders	$ 657	$ 187	$ (2,268)
Weighted average number of common shares outstanding - basic	783.4	618.4	537.0
Weighted average number of common shares outstanding - diluted	786.0	619.6	537.0
Net income (loss) per common share - basic	$ 0.93	$ 0.05	$ (2.41)
Net income (loss) per common share - diluted	$ 0.93	$ 0.05	$ (2.41)

See accompanying notes to consolidated financial statements.

AGNC INVESTMENT CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2021	$ 1,489	522.2	$ 5	$ 13,710	$ (5,214)	$ 301	$ 10,291
Net loss	—	—	—	—	(1,190)	—	(1,190)
Other comprehensive loss:							
Unrealized loss on available-for-sale securities, net	—	—	—	—	—	(973)	(973)
Stock-based compensation, net	—	1.1	—	2	—	—	2
Issuance of preferred stock	145	—	—	—	—	—	145
Issuance of common stock	—	56.0	1	525	—	—	526
Repurchase of common stock	—	(4.7)	—	(51)	—	—	(51)
Preferred dividends declared	—	—	—	—	(105)	—	(105)
Common dividends declared	—	—	—	—	(775)	—	(775)
Balance, December 31, 2022	$ 1,634	574.6	$ 6	$ 14,186	$ (7,284)	$ (672)	$ 7,870
Net income	—	—	—	—	155	—	155
Other comprehensive income:							
Unrealized gain on available-for-sale securities, net	—	—	—	—	—	155	155
Stock-based compensation, net	—	0.9	—	11	—	—	11
Issuance of common stock	—	118.8	1	1,084	—	—	1,085
Preferred dividends declared	—	—	—	—	(123)	—	(123)
Common dividends declared	—	—	—	—	(896)	—	(896)
Balance, December 31, 2023	$ 1,634	694.3	$ 7	$ 15,281	$ (8,148)	$ (517)	$ 8,257
Net income	—	—	—	—	863	—	863
Other comprehensive loss:							
Unrealized loss on available-for-sale securities, net	—	—	—	—	—	(74)	(74)
Stock-based compensation, net	—	1.0	—	18	—	—	18
Issuance of common stock	—	202.1	2	1,965	—	—	1,967
Preferred dividends declared	—	—	—	—	(132)	—	(132)
Common dividends declared	—	—	—	—	(1,137)	—	(1,137)
Balance, December 31, 2024	$ 1,634	897.4	$ 9	$ 17,264	$ (8,554)	$ (591)	$ 9,762

See accompanying notes to consolidated financial statements.

AGNC INVESTMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2024	2023	2022
Operating activities:			
Net income (loss)	$ 863	$ 155	$ (1,190)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of premiums and discounts on mortgage-backed securities, net	123	201	13
Stock-based compensation, net	18	11	2
Loss on sale of investment securities, net	188	1,567	2,916
Unrealized (gain) loss on investment securities measured at fair value through net income, net	885	(1,678)	3,795
Gain on derivative instruments and other securities, net	(2,028)	(386)	(4,630)
(Increase) decrease in other assets	738	(892)	38
Increase (decrease) in other liabilities	(701)	904	69
Net cash provided by (used in) operating activities	86	(118)	1,013
Investing activities:			
Purchases of Agency mortgage-backed securities	(41,762)	(32,216)	(26,842)
Purchases of credit risk transfer and non-Agency securities and other mortgage credit investments	(251)	(364)	(1,173)
Proceeds from sale of Agency mortgage-backed securities	22,825	13,608	25,978
Proceeds from sale of credit risk transfer and non-Agency securities	286	732	1,199
Principal collections on Agency mortgage-backed securities	5,832	4,327	6,525
Principal collections on credit risk transfer and non-Agency securities	121	68	209
Payments on U.S. Treasury securities	(18,831)	(30,535)	(27,494)
Proceeds from U.S. Treasury securities	24,601	33,229	25,878
Net proceeds from (payments on) reverse repurchase agreements	(4,793)	(4,510)	4,001
Net proceeds from derivative instruments	803	989	2,907
Net cash provided by (used in) investing activities	(11,169)	(14,672)	11,188
Financing activities:			
Proceeds from repurchase arrangements	5,600,336	3,282,218	2,360,328
Payments on repurchase agreements	(5,589,964)	(3,268,054)	(2,371,447)
Payments on debt of consolidated variable interest entities	(15)	(17)	(24)
Net proceeds from preferred stock issuances	—	—	145
Net proceeds from common stock issuances	1,967	1,085	526
Payments for common stock repurchases	—	—	(51)
Cash dividends paid	(1,241)	(1,005)	(869)
Net cash provided by (used in) financing activities	11,083	14,227	(11,392)
Net change in cash, cash equivalents and restricted cash	—	(563)	809
Cash, cash equivalents and restricted cash at beginning of period	1,771	2,334	1,525
Cash, cash equivalents and restricted cash at end of period	$ 1,771	$ 1,771	$ 2,334
Reconciliation of cash, cash equivalents and restricted cash end of period:			
Cash and cash equivalents	$ 505	$ 518	$ 1,018
Restricted cash	1,266	1,253	1,316
Total cash, cash equivalents and restricted cash, end of period	$ 1,771	$ 1,771	$ 2,334
Supplemental disclosure to cash flow information:			
Interest paid	$ 2,899	$ 2,246	$ 557

See accompanying notes to consolidated financial statements.

AGNC INVESTMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

AGNC Investment Corp. (referred throughout this report as the "Company," "we," "us" and "our") was organized in Delaware on January 7, 2008 and commenced operations on May 20, 2008 following the completion of our initial public offering. Our common stock is traded on The Nasdaq Global Select Market under the symbol "AGNC."

We are a leading provider of private capital to the U.S. housing market, enhancing liquidity in the residential real estate mortgage markets and, in turn, facilitating home ownership in the U.S. We invest primarily in Agency residential mortgage-backed securities ("Agency RMBS") for which the principal and interest payments are guaranteed by a U.S. Government-sponsored enterprise ("GSE") or a U.S. Government agency. We also invest in other types of mortgage and mortgage-related securities, such as credit risk transfer ("CRT") securities and non-Agency residential and commercial mortgage-backed securities ("non-Agency RMBS" and "CMBS," respectively), where repayment of principal and interest is not guaranteed by a GSE or U.S. Government agency, and other assets related to the housing, mortgage or real estate markets. We fund our investments primarily through collateralized borrowings structured as repurchase agreements.

We operate to qualify to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). As a REIT, we are required to distribute annually 90% of our taxable income, and we will generally not be subject to U.S. federal or state corporate income tax to the extent that we distribute our annual taxable income to our stockholders on a timely basis. It is our intention to distribute 100% of our taxable income within the time limits prescribed by the Internal Revenue Code, which may extend into the subsequent tax year.

We are internally managed with the principal objective of generating favorable long-term stockholder returns with a substantial yield component. We generate income from the interest earned on our investments, net of associated borrowing and hedging costs, and net realized gains and losses on our investment and hedging activities.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Our consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which we are the primary beneficiary. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Investment Securities

Agency RMBS consist of residential mortgage pass-through securities and collateralized mortgage obligations ("CMOs") guaranteed by the Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac," and together with Fannie Mae, the "GSEs") or the Government National Mortgage Association ("Ginnie Mae").

CRT securities are risk sharing instruments issued by the GSEs, and similarly structured transactions issued by third-party market participants, that synthetically transfer a portion of the risk associated with credit losses within pools of conventional residential mortgage loans from the GSEs and/or third parties to private investors. Unlike Agency RMBS, full repayment of the original principal balance of CRT securities is not guaranteed by a GSE or U.S. Government agency; rather, "credit risk transfer" is achieved by writing down the outstanding principal balance of the CRT securities if credit losses on a related pool of loans exceed certain thresholds. By reducing the amount that they are obligated to repay to holders of CRT securities, the GSEs and/or other third parties offset credit losses on the related loans.

Non-Agency RMBS and CMBS (together, "Non-Agency MBS") are backed by residential and commercial mortgage loans, respectively, packaged and securitized by a private institution, such as a commercial bank. Non-Agency MBS typically benefit from credit enhancements derived from structural elements, such as subordination, over-collateralization or insurance, but nonetheless carry a higher level of credit exposure than Agency RMBS.

All of our securities are reported at fair value on our consolidated balance sheet. Accounting Standards Codification ("ASC") Topic 320, *Investments—Debt and Equity Securities*, requires that at the time of purchase, we designate a security as held-to-maturity, available-for-sale or trading, depending on our ability and intent to hold such security to maturity. Alternatively, we may elect the fair value option of accounting for securities pursuant to ASC Topic 825, *Financial Instruments*. Prior to fiscal year 2017, we primarily designated our investment securities as available-for-sale. On January 1, 2017, we began electing the fair value option of accounting for all investment securities newly acquired after such date. Unrealized gains and losses on securities classified as available-for-sale are reported in accumulated other comprehensive income ("OCI"), whereas unrealized gains and losses on securities for which we elected the fair value option, or are classified as trading, are reported in net income through other gain (loss). Upon the sale of a security designated as available-for-sale, we determine the cost of the security and the amount of unrealized gain or loss to reclassify out of accumulated OCI into earnings based on the specific identification method. In our view, the election of the fair value option simplifies the accounting for investment securities and more appropriately reflects the results of our operations for a reporting period by presenting the fair value changes for these assets in a manner consistent with the presentation and timing of the fair value changes for our derivative instruments.

We generally recognize gains or losses through net income on available-for-sale securities only if the security is sold; however, if the fair value of a security declines below its amortized cost and we determine that it is more likely than not that we will incur a realized loss on the security when we sell the asset, we will recognize the difference between the amortized cost and the fair value in net income as a component of other gain (loss). We did not recognize any loss on available for sale securities through net income that we held as of December 31, 2024 because, as of such date, we neither intended to sell any securities in an unrealized loss position nor was it more likely than not that we would be required to sell such securities before recovery of their amortized cost basis. Since all of our available-for-sale designated securities consist of Agency RMBS, we do not have an allowance for credit losses. We have not recognized impairment losses on our available-for-sale securities through net income for the periods presented in our consolidated financial statements.

Interest Income

Interest income is accrued based on the outstanding principal amount of the investment securities and their contractual terms. Premiums or discounts associated with the purchase of Agency RMBS and non-Agency MBS of high credit quality are amortized or accreted into interest income, respectively, over the projected lives of the securities, including contractual payments and estimated prepayments, using the effective interest method in accordance with ASC Subtopic 310-20, *Receivables—Nonrefundable Fees and Other Costs*.

We estimate long-term prepayment speeds of our mortgage securities using a third-party service and market data. The third-party service provider estimates prepayment speeds using models that incorporate the forward yield curve, primary to secondary mortgage rate spreads, current mortgage rates, mortgage rates of the outstanding loans, age and size of the outstanding loans, loan-to-value ratios, interest rate volatility and other factors. We review the prepayment speeds estimated by the third-party service for reasonableness with consideration given to both historical prepayment speeds and current market conditions. If based on our assessment, we believe that the third-party model does not fully reflect our expectations of the current prepayment landscape we may make adjustments to the models. We review our actual and anticipated prepayment experience on at least a quarterly basis and effective yields are recalculated when differences arise between (i) our previous estimate of future prepayments and (ii) actual prepayments to date and our current estimate of future prepayments. We are required to record an adjustment in the current period to premium amortization / discount accretion for the cumulative effect of the difference in the effective yields as if the recalculated yield had been in place as of the security's acquisition date through the reporting date.

At the time we purchase CRT securities and non-Agency MBS that are not of high credit quality, we determine an effective yield based on our estimate of the timing and amount of future cash flows and our cost basis. Our initial cash flow estimates for these investments are based on our observations of current information and events and include assumptions related to interest rates, prepayment rates, collateral call provisions, and the impact of default and severity rates on the timing and amount of credit losses. On at least a quarterly basis, we review the estimated cash flows and make appropriate adjustments based on inputs and analysis received from external sources, internal models, and our judgment regarding such inputs and other factors. Any resulting changes in effective yield are recognized prospectively based on the current amortized cost of the investment adjusted for credit impairments, if any.

Repurchase Agreements

We finance the acquisition of securities for our investment portfolio primarily through repurchase agreements with our lending counterparties. Repurchase arrangements involve the sale and a simultaneous agreement to repurchase the securities at a future date. We maintain a beneficial interest in the specific securities pledged during the term of each repurchase arrangement and we receive the related principal and interest payments. Pursuant to ASC Topic 860, *Transfers and Servicing*, we account for repurchase agreements as collateralized financing transactions, which are carried at their contractual amounts (cost), plus accrued interest. Our repurchase agreements typically have maturities of less than one year.

Reverse Repurchase Agreements and Obligation to Return Securities Borrowed under Reverse Repurchase Agreements

We borrow securities to cover short sales of U.S. Treasury securities through reverse repurchase transactions under our master repurchase agreements (see *Derivative Instruments* below). We account for these as securities borrowing transactions and recognize an obligation to return the borrowed securities at fair value on the balance sheet based on the value of the underlying borrowed securities as of the reporting date. We may also enter into reverse repurchase agreements to earn a yield on excess cash balances. The securities received as collateral in connection with our reverse repurchase agreements mitigate our credit risk exposure to counterparties. Our reverse repurchase agreements typically have maturities of 30 days or less.

Derivative Instruments

We use a variety of derivative instruments to hedge a portion of our exposure to market risks, including interest rate, prepayment, extension and liquidity risks. The objective of our risk management strategy is to reduce fluctuations in net book value over a range of interest rate scenarios. In particular, we attempt to mitigate the risk of the cost of our variable rate liabilities increasing during a period of rising interest rates. The primary instruments that we use are interest rate swaps, options to enter into interest rate swaps ("swaptions"), U.S. Treasury securities and U.S. Treasury futures contracts. We also use forward contracts in the Agency RMBS "to-be-announced" market, or TBA securities, to invest in and finance Agency securities and to periodically reduce our exposure to Agency RMBS.

We account for derivative instruments in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). ASC 815 requires an entity to recognize all derivatives as either assets or liabilities in our accompanying consolidated balance sheets and to measure those instruments at fair value. None of our derivative instruments have been designated as hedging instruments for accounting purposes under the provisions of ASC 815, consequently changes in the fair value of our derivative instruments are reported in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income.

Our derivative agreements generally contain provisions that allow for netting or setting off derivative assets and liabilities with the counterparty; however, we report related assets and liabilities on a gross basis in our consolidated balance sheets. Derivative instruments in a gain position are reported as derivative assets at fair value and derivative instruments in a loss position are reported as derivative liabilities at fair value in our consolidated balance sheets. Changes in fair value of derivative instruments and periodic settlements related to our derivative instruments are recorded in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income. Net cash receipts from and payments on our derivative instruments are classified in our consolidated statements of cash flows according to the underlying nature or purpose of the derivative transaction, generally in the investing section.

Interest rate swap agreements

We use interest rate swaps to economically hedge the variable cash flows associated with our borrowings made under repurchase agreements. Under our interest rate swap agreements, we typically pay a fixed rate and receive a floating rate ("payer swaps") based on a short-term benchmark rate, such as the Secured Overnight Financing Rate ("SOFR") and Overnight Index Swap Rate ("OIS"). Our interest rate swaps typically have terms from one to 10 years. Our interest rate swaps are centrally cleared through a registered commodities exchange. The clearing exchange requires that we post an "initial margin" amount determined by the exchange. The initial margin amount is intended to be set at a level sufficient to protect the exchange from the interest rate swap's maximum estimated single-day price movement and is subject to adjustment based on changes in market volatility and other factors. We also exchange daily settlements of "variation margin" based upon changes in fair value, as measured by the exchange. Pursuant to rules governing central clearing activities, we recognize variation margin settlements as a direct reduction of the carrying value of the interest rate swap asset or liability.

Interest rate swaptions

We purchase interest rate swaptions to help mitigate the potential impact of larger, more rapid changes in interest rates on the performance of our investment portfolio. Interest rate swaptions provide us the option to enter into an interest rate swap agreement for a predetermined notional amount, stated term and pay and receive interest rates in the future. Our interest rate swaption agreements are not subject to central clearing. The difference between the premium paid and the fair value of the swaption is reported in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income. If a swaption expires unexercised, the realized loss on the swaption would be equal to the premium paid. If we sell or exercise a swaption, the realized gain or loss on the swaption would be equal to the difference between the cash or the fair value of the underlying interest rate swap and the premium paid.

TBA securities

A TBA security is a forward contract for the purchase or sale of Agency RMBS at a predetermined price, face amount, issuer, coupon and stated maturity on an agreed-upon future date. The specific Agency RMBS to be delivered into the contract are not known until shortly before the settlement date. We may choose, prior to settlement, to move the settlement of these securities out to a later date by entering into an offsetting TBA position, net settling the offsetting positions for cash, and simultaneously purchasing or selling a similar TBA contract for a later settlement date (together referred to as a "dollar roll transaction"). The Agency securities purchased or sold for a forward settlement date are typically priced at a discount to equivalent securities settling in the current month. This difference, or "price drop," is the economic equivalent of interest income on the underlying Agency securities, less an implied funding cost, over the forward settlement period (referred to as "dollar roll income"). Consequently, forward purchases of Agency securities and dollar roll transactions represent a form of off-balance sheet financing.

We account for TBA contracts as derivative instruments since either the TBA contracts do not settle in the shortest period of time possible or we cannot assert that it is probable at inception and throughout the term of the TBA contract that we will physically settle the contract on the settlement date. We account for TBA dollar roll transactions as a series of derivative transactions.

U.S. Treasury securities and US Treasury futures contracts

We use U.S. Treasury securities and U.S. Treasury futures contracts to mitigate the potential impact of changes in interest rates on the performance of our portfolio. We enter into short-sales of U.S. Treasury securities by borrowing the securities under reverse repurchase agreements and selling them into the market. We account for these as securities borrowing transactions and recognize an obligation to return the borrowed securities at fair value on our accompanying consolidated balance sheets based on the value of the underlying U.S. Treasury security as of the reporting date. Treasury futures contracts are standardized contracts that obligate us to sell or buy U.S. Treasury securities for future delivery. Gains and losses associated with U.S. Treasury securities and U.S. Treasury futures contracts are recognized in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income.

Fair Value Measurements

We determine the fair value of financial instruments based on our estimate of the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of the instrument as of the measurement date. We categorize a financial instrument within the hierarchy based upon the lowest level of input that is significant to the fair value measurement.

The three levels of valuation hierarchy are defined as follows:

- Level 1 Inputs —Quoted prices (unadjusted) for identical unrestricted assets and liabilities in active markets that are accessible at the measurement date.

- Level 2 Inputs —Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 Inputs —Instruments with primarily unobservable market data that cannot be corroborated.

The majority of our financial instruments are classified as Level 2 inputs. The availability of observable inputs can be affected by a wide variety of factors, including the type of instrument, whether the instrument is new and not yet established in the marketplace and other characteristics particular to the instrument. We typically obtain price estimates from multiple third-party pricing sources, such as pricing services and dealers, or, if applicable, from the registered clearing exchange. We make inquiries of third-party pricing sources to understand the significant inputs and assumptions they used to determine their prices and that they are derived from orderly transactions, particularly during periods of elevated market turbulence and reduced market liquidity. We also review third-party price estimates and perform procedures to validate their reasonableness, including an analysis of the range of estimates for each position, comparison to recent trade activity for similar securities and for consistency with market conditions observed as of the measurement date. While we do not adjust prices we obtain from pricing sources, we will exclude prices for securities from our estimation of fair value if we determine based on our validation procedures and our market knowledge and expertise that the price is significantly different from what observable market data would indicate and we cannot obtain an understanding from the third-party source as to the significant inputs used to determine the price.

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis classified as Level 2 inputs. These instruments trade in active markets such that participants transact with sufficient frequency and volume to provide transparent pricing information on an ongoing basis. The liquidity of these markets and the similarity of our instruments to those actively traded enable our pricing sources and us to utilize the observed quoted prices as a basis for formulating fair value measurements.

Investment securities - are valued based on prices obtained from multiple third-party pricing sources. The pricing sources utilize various valuation approaches, including market and income approaches. For Agency RMBS, the pricing sources primarily utilize a matrix pricing technique that interpolates the estimated fair value based on observed quoted prices for TBA securities having the same coupon, maturity and issuer, adjusted to reflect the specific characteristics of the pool of mortgages underlying the Agency security, such as maximum loan balance, loan vintage, loan-to-value ratio, geography and other characteristics as may be appropriate. For other investment securities, the pricing sources primarily utilize discounted cash flow model-derived pricing techniques to estimate the fair value. Such models incorporate market-based discount rate assumptions based on observable inputs such as recent trading activity, credit data, volatility statistics, benchmark interest rate curves, spread measurements to benchmark curves and other market data that are current as of the measurement date and may include certain unobservable inputs, such as assumptions of future levels of prepayment, defaults and loss severities.

TBA securities - are valued using prices obtained from third-party pricing sources based on pricing models that reference recent trading activity.

Interest rate swaps - are valued using the daily settlement price, or fair value, determined by the clearing exchange based on a pricing model that references observable market inputs, including current benchmark rates and the forward yield curve.

Interest rate swaptions - are valued using prices obtained from the counterparty and other third-party pricing models. The pricing models are based on the value of the future interest rate swap that we have the option to enter into as well as the remaining length of time that we have to exercise the option based on observable market inputs, adjusted for non-performance risk, if any.

U.S. Treasury securities and futures are valued based on quoted prices for identical instruments in active markets and are classified as Level 1 assets. None of our financial instruments are classified as Level 3 inputs.

Consolidated Variable Interest Entities

ASC Topic 810, *Consolidation* ("ASC 810"), requires an enterprise to consolidate a variable interest entity ("VIE") if it is deemed the primary beneficiary of the VIE. As of December 31, 2024 and 2023, our consolidated financial statements reflect the consolidation of certain VIEs for which we have determined we are the primary beneficiary. The consolidated VIEs consist of CMO trusts backed by fixed or adjustable-rate Agency RMBS. Fannie Mae or Freddie Mac guarantees the payment of interest and principal and acts as the trustee and administrator of their respective securitization trusts. Accordingly, we are not required to provide the beneficial interest holders of the CMO securities any financial or other support. Our maximum exposure to loss related to our involvement with the CMO trusts is the fair value of the CMO securities and interest and principal-only securities held by us, less principal amounts guaranteed by Fannie Mae and Freddie Mac.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in bank accounts and cash held in money market funds on an overnight basis.

Restricted Cash

Restricted cash includes cash pledged as collateral for clearing and executing trades, repurchase agreements, and interest rate swaps and other derivative instruments.

Goodwill

Goodwill is the cost of an acquisition in excess of the fair value of identified assets acquired and liabilities assumed and is recognized as an asset on our consolidated balance sheets. As of December 31, 2024 and 2023, we had $526 million of goodwill related to our acquisition of AGNC Management, LLC, our former manager, on July 1, 2016. Goodwill is not subject to amortization but must be tested for impairment at least annually and at interim periods when events or circumstances may make it more likely than not that an impairment has occurred. If a qualitative analysis indicates that there may be an impairment, a quantitative analysis is performed. The quantitative analysis requires that we compare the carrying value of the identified reporting unit comprising the goodwill to the reporting unit's fair value. If the reporting unit's carrying value is greater than its fair value, an impairment charge is recognized to the extent the carrying amount of the reporting unit exceeds its fair value. During the three fiscal years ended December 31, 2024, we did not recognize a goodwill impairment charge.

Stock-Based Compensation

Under our Amended and Restated AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan (the "2016 Equity Plan" or "the Plan"), we may grant equity-based compensation to our officers and other employees and non-employee directors for the purpose of providing incentives and rewards for service or performance. Stock-based awards issued under the Plan include time-based and performance-based restricted stock unit awards ("RSU" and "PSU" awards, respectively), but may include other forms of equity-based compensation. RSU and PSU awards are an agreement to issue an equivalent number of shares of our common stock, plus any equivalent shares for dividends declared on our common stock, at the time the award vests, or later if distribution of such shares has been deferred beyond the vesting date. RSU awards vest over a specified service period. PSU awards vest over a specified service period subject to achieving long-term performance criteria.

We measure and recognize compensation expense for all stock-based payment awards made to employees and non-employee directors based on their fair values. We value RSU and PSU awards based on the fair value of our common stock on the date of grant. Compensation expense is recognized over each award's respective service period. For PSU awards, we estimate the probability that the performance criteria will be achieved and recognize expense only for those awards expected to vest. We reevaluate our estimates each reporting period and recognize a cumulative effect adjustment to expense if our estimates change from the prior period. We do not estimate forfeiture rates; rather, we adjust for forfeitures in the periods in which they occur.

Shares underlying RSU and PSU awards are issued when the awards vest, or later if distribution of such shares has been deferred beyond the vest date. Shares issued are net of shares withheld to cover minimum statutory tax withholding obligations. The fair value of shares withheld for tax withholdings is recorded as a reduction to additional paid-in capital.

Recent Accounting Pronouncements

We consider the applicability and impact of all ASUs issued by the FASB. There are no unadopted ASUs that are expected to have a significant impact on our consolidated financial statements when adopted or other recently adopted ASUs that had a significant impact on our consolidated financial statements upon adoption.

Note 3. Investment Securities

As of December 31, 2024 and 2023, our investment portfolio consisted of $66.3 billion and $54.8 billion investment securities, at fair value, respectively, $6.9 billion and $5.4 billion net TBA securities, at fair value, respectively, and other mortgage credit investments of $64 million and $44 million, respectively, which we account for under the equity method of accounting. Our TBA position is reported at its net carrying value totaling $(26) million and $66 million as of December 31, 2024 and 2023, respectively, in derivative assets / (liabilities) on our accompanying consolidated balance sheets. The net carrying value of our TBA position represents the difference between the fair value of the underlying security and the cost basis or the forward price to be paid or received for the underlying security.

As of December 31, 2024 and 2023, our investment securities had a net unamortized premium balance of $1.0 billion and $1.2 billion, respectively.

The following tables summarize our investment securities as of December 31, 2024 and 2023, excluding TBA securities and other mortgage credit investments (dollars in millions). Details of our TBA securities are included in Note 5.

Investment Securities	December 31, 2024		December 31, 2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Agency RMBS:				
Fixed rate	$ 67,139	$ 64,049	$ 55,289	$ 53,161
Adjustable rate	796	790	293	290
CMO	102	96	127	120
Interest-only and principal-only strips	60	53	67	61
Multifamily	485	476	161	162
Total Agency RMBS	68,582	65,464	55,937	53,794
Non-Agency RMBS [1]	17	15	43	34
CMBS	264	236	303	273
CRT securities	583	633	682	723
Total investment securities	$ 69,446	$ 66,348	$ 56,965	$ 54,824

Investment Securities	December 31, 2024					December 31, 2023				
		Non-Agency [1]					Non-Agency [1]			
	Agency RMBS	RMBS	CMBS	CRT	Total	Agency RMBS	RMBS	CMBS	CRT	Total
Available-for-sale securities:										
Par value [2]	$ 4,447	$ —	$ —	$ —	$ 4,447	$ 5,034	$ —	$ —	$ —	$ 5,034
Unamortized discount	(1)	—	—	—	(1)	(1)	—	—	—	(1)
Unamortized premium	265	—	—	—	265	300	—	—	—	300
Amortized cost	4,711	—	—	—	4,711	5,333	—	—	—	5,333
Gross unrealized gains	—	—	—	—	—	—	—	—	—	—
Gross unrealized losses	(591)	—	—	—	(591)	(517)	—	—	—	(517)
Total available-for-sale securities, at fair value	4,120	—	—	—	4,120	4,816	—	—	—	4,816
Securities remeasured at fair value through earnings:										
Par value [2]	63,119	19	270	576	63,984	49,696	44	307	679	50,726
Unamortized discount	(374)	(3)	(8)	(11)	(396)	(170)	(3)	(7)	(9)	(189)
Unamortized premium	1,126	1	2	18	1,147	1,078	2	3	12	1,095
Amortized cost	63,871	17	264	583	64,735	50,604	43	303	682	51,632
Gross unrealized gains	93	—	4	50	147	282	—	2	41	325
Gross unrealized losses	(2,620)	(2)	(32)	—	(2,654)	(1,908)	(9)	(32)	—	(1,949)
Total securities remeasured at fair value through earnings	61,344	15	236	633	62,228	48,978	34	273	723	50,008
Total securities, at fair value	$ 65,464	$ 15	$ 236	$ 633	$ 66,348	$ 53,794	$ 34	$ 273	$ 723	$ 54,824

_____

1. Non-Agency amounts exclude other mortgage credit investments of $64 million and $44 million as of December 31, 2024 and 2023, respectively.
2. Par value excludes interest-only securities. As of December 31, 2024 and 2023, Agency RMBS interest-only securities had a par value of $307 million and $336 million, respectively, and non-Agency interest-only securities had a par value of $93 million and $98 million, respectively.

The following table presents the Company's Agency RMBS portfolio by issuing GSE or U.S. Government agency at fair value as of December 31, 2024 and 2023 (in millions):

	December 31,	
Investment Type	**2024**	**2023**
Fannie Mae	$ 35,220	$ 33,119
Freddie Mac	30,216	20,393
Ginnie Mae	28	282
Total	$ 65,464	$ 53,794

As of December 31, 2024 and 2023, our investments in CRT and non-Agency securities had the following credit ratings (in millions):

	December 31, 2024			December 31, 2023		
CRT and Non-Agency Security Credit Ratings [1]	**CRT**	**RMBS [2]**	**CMBS**	**CRT**	**RMBS [2]**	**CMBS**
AAA	$ —	$ 1	$ 16	$ —	$ 1	$ 9
AA	8	—	35	—	—	31
A	—	—	31	—	—	25
BBB	6	1	22	144	14	44
BB	87	1	51	137	7	81
B	27	—	43	39	2	55
Not Rated	505	12	38	403	10	28
Total	$ 633	$ 15	$ 236	$ 723	$ 34	$ 273

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1. Represents the lowest of Standard and Poor's ("S&P"), Moody's, Fitch, DBRS, Kroll Bond Rating Agency ("KBRA") and Morningstar credit ratings, stated in terms of the S&P equivalent rating as of each date.
2. RMBS excludes other mortgage credit investments of $64 million and $44 million as of December 31, 2024 and 2023, respectively.

Our CRT securities reference the performance of loans underlying Agency RMBS issued by Fannie Mae or Freddie Mac, which were subject to their underwriting standards.

The actual maturities of our investment securities are generally shorter than their stated contractual maturities. The actual maturities of our Agency and high credit quality non-Agency RMBS are primarily affected by principal prepayments and to a lesser degree the contractual lives of the underlying mortgages and periodic contractual principal repayments. The actual maturities of our credit-oriented investments are primarily impacted by their contractual lives and default and loss recovery rates. As of December 31, 2024 and 2023, the weighted average expected constant prepayment rate ("CPR") over the remaining life of our Agency and high credit quality non-Agency RMBS investment portfolio was 7.7% and 11.4%, respectively. Our estimates can differ materially for different securities and thus our individual holdings have a wide range of projected CPRs. The following table summarizes our investments as of December 31, 2024 and 2023 according to their estimated weighted average life classification (dollars in millions):

	December 31, 2024				December 31, 2023			
Estimated Weighted Average Life of Investment Securities [1]	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon**	**Weighted Average Yield**	**Fair Value**	**Amortized Cost**	**Weighted Average Coupon**	**Weighted Average Yield**
≤ 3 years	$ 539	$ 530	7.37%	8.06%	$ 942	$ 961	6.57%	5.93%
> 3 years and ≤ 5 years	2,026	2,066	5.96%	5.48%	10,381	10,331	5.94%	5.52%
> 5 years and ≤10 years	56,551	59,479	4.97%	4.66%	40,895	42,988	4.55%	4.10%
> 10 years	7,232	7,371	5.14%	5.24%	2,606	2,685	4.77%	4.63%
Total	$ 66,348	$ 69,446	5.03%	4.77%	$ 54,824	$ 56,965	4.85%	4.41%

---

1. Table excludes other mortgage credit investments of $64 million and $44 million as of December 31, 2024 and 2023, respectively.

The following table presents the gross unrealized loss and fair values of securities classified as available-for-sale by length of time that such securities have been in a continuous unrealized loss position as of December 31, 2024 and 2023 (in millions):

Securities Classified as Available-for-Sale	Unrealized Loss Position For					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2024	$ —	$ —	$ 4,104	$ (591)	$ 4,104	$ (591)
December 31, 2023	$ —	$ —	$ 4,797	$ (517)	$ 4,797	$ (517)

Gains and Losses on Sale of Investment Securities

The following table is a summary of our net gain (loss) from the sale of investment securities for fiscal years 2024, 2023 and 2022 by investment classification of accounting (in millions):

Investment Securities	Fiscal Year 2024			Fiscal Year 2023			Fiscal Year 2022		
	Available-for-Sale Securities [2,3]	Fair Value Option Securities	Total	Available-for-Sale Securities [2,3]	Fair Value Option Securities	Total	Available-for-Sale Securities [2,3]	Fair Value Option Securities	Total
Investment securities sold, at cost	$ —	$ (23,299)	$ (23,299)	$ (524)	$ (15,263)	$ (15,787)	$ (786)	$ (29,427)	$ (30,213)
Proceeds from investment securities sold [1]	—	23,111	23,111	461	13,759	14,220	744	26,553	27,297
Net gain (loss) on sale of investment securities	$ —	$ (188)	$ (188)	$ (63)	$ (1,504)	$ (1,567)	$ (42)	$ (2,874)	$ (2,916)
Gross gain on sale of investment securities	$ —	$ 164	$ 164	$ —	$ 19	$ 19	$ 2	$ 10	$ 12
Gross loss on sale of investment securities	—	(352)	(352)	(63)	(1,523)	(1,586)	(44)	(2,884)	(2,928)
Net gain (loss) on sale of investment securities	$ —	$ (188)	$ (188)	$ (63)	$ (1,504)	$ (1,567)	$ (42)	$ (2,874)	$ (2,916)

1. Proceeds include cash received during the period, plus receivable for investment securities sold during the period as of period end.
2. See Note 9 for a summary of changes in accumulated OCI.
3. During fiscal years 2024, 2023 and 2022, we received principal repayments on available-for-sale securities of $0.6 billion, $0.7 billion and $1.5 billion, respectively.

Note 4. Repurchase Agreements and Reverse Repurchase Agreements

Repurchase Agreements

We pledge our securities as collateral under our borrowings structured as repurchase agreements with financial institutions. Amounts available to be borrowed are dependent upon the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance and real estate industries. If the fair value of our pledged securities declines, lenders will typically require us to post additional collateral or pay down borrowings to re-establish agreed upon collateral requirements, referred to as "margin calls." Similarly, if the fair value of our pledged securities increases, lenders may release collateral back to us. As of December 31, 2024, we had met all margin call requirements. For additional information regarding our pledged assets, please refer to Note 6.

As of December 31, 2024 and 2023, we had $60.8 billion and $50.4 billion, respectively, of repurchase agreements outstanding used to fund our investment portfolio and temporary holdings of U.S. Treasury securities. The terms and conditions of our repurchase agreements are typically negotiated on a transaction-by-transaction basis or subject to a tri-party repo agreement. The following table summarizes our borrowings under repurchase agreements by their remaining maturities as of December 31, 2024 and 2023 (dollars in millions):

Remaining Maturity	December 31, 2024			December 31, 2023		
	Repurchase Agreements	Weighted Average Interest Rate	Weighted Average Days to Maturity	Repurchase Agreements	Weighted Average Interest Rate	Weighted Average Days to Maturity
Investment Securities Repo						
≤ 1 month	$ 55,580	4.77 %	10	$ 40,946	5.61 %	11
> 1 to ≤ 3 months	3,782	4.68 %	39	7,933	5.55 %	64
Investment Securities Repo	59,362	4.76 %	11	48,879	5.60 %	19
U.S. Treasury Repo:						
≤ 1 month	1,436	4.68 %	2	1,547	5.54 %	2
Total	$ 60,798	4.76 %	11	$ 50,426	5.60 %	19

As of December 31, 2024 and 2023, $25.4 billion and $16.7 billion, respectively, of our investment securities repurchase agreements and all of our U.S. Treasury repurchase agreements had an overnight maturity of one business day and none of our repurchase agreements were due on demand. As of December 31, 2024, we had $17.3 billion of forward commitments to enter into repurchase agreements with a weighted average forward start date of 2 days and a weighted average interest rate of 4.61%. As of December 31, 2023, we had $8.8 billion of forward commitments to enter into repurchase agreements, with a weighted average forward start date of 4 days and a weighted average interest rate of 5.54%. As of December 31, 2024 and 2023, 50% and 48%, respectively, of our repurchase agreement funding was sourced through our wholly-owned captive broker-dealer subsidiary, Bethesda Securities, LLC ("BES"). Amounts sourced through BES include funding from the General Collateral Finance Repo service ("GCF Repo") offered by the Fixed Income Clearing Corporation ("FICC"), which totaled 47% and 43% of our repurchase agreement funding outstanding as of December 31, 2024 and 2023, respectively.

Reverse Repurchase Agreements

As of December 31, 2024 and 2023, we had $17.1 billion and $11.6 billion, respectively, of reverse repurchase agreements outstanding used primarily to borrow securities to cover short sales of U.S. Treasury securities, for which we had associated obligations to return borrowed securities at fair value of $16.7 billion and $10.9 billion, respectively. As of December 31, 2024 and 2023, $3.9 billion and $3.1 billion, respectively, of our reverse repurchase agreements were with the FICC sourced through BES.

Note 5. Derivative and Other Hedging Instruments

For the periods presented, our interest rate based hedges primarily consisted of interest rate swaps, interest rate swaptions, U.S. Treasury securities and U.S. Treasury futures contracts. We also utilized forward contracts, primarily consisting of TBA securities, for the purchase and sale of investment securities. For additional information regarding our derivative instruments and our overall risk management strategy, please refer to the discussion of derivative and other hedging instruments in Note 2.

Derivative and Other Hedging Instrument Assets (Liabilities), at Fair Value

The table below summarizes fair value information about our derivative and other hedging instrument assets/(liabilities) as of December 31, 2024 and 2023 (in millions):

Derivative and Other Hedging Instruments	Balance Sheet Location	2024	2023
Interest rate swaps [1]	Derivative assets, at fair value	$ 22	$ 15
Swaptions	Derivative assets, at fair value	39	89
TBA and forward settling non-Agency securities	Derivative assets, at fair value	61	81
U.S. Treasury futures - short	Derivative assets, at fair value	83	—
SOFR futures contracts - long	Derivative assets, at fair value	—	—
Total derivative assets, at fair value		$ 205	$ 185
Interest rate swaps [1]	Derivative liabilities, at fair value	$ —	$ (1)
TBA and forward settling non-Agency securities	Derivative liabilities, at fair value	(87)	(15)
U.S. Treasury futures - short	Derivative liabilities, at fair value	—	(336)
SOFR futures contracts - long	Derivative liabilities, at fair value	(7)	(10)
Credit default swaps [1]	Derivative liabilities, at fair value	—	—
Total derivative liabilities, at fair value		$ (94)	$ (362)
U.S. Treasury securities - long	U.S. Treasury securities, at fair value	$ 1,575	$ 1,540
U.S. Treasury securities - short	Obligation to return securities borrowed under reverse repurchase agreements, at fair value	(16,676)	(10,894)
Total U.S. Treasury securities, net at fair value		$ (15,101)	$ (9,354)

1. As of December 31, 2024 and 2023, the net fair value of our interest rate swaps excluding the recognition of variation margin settlements as a direct reduction of carrying value (see Note 2) was a net asset (liability) of $2.3 billion and $2.9 billion, respectively. As of December 31, 2023, the net fair value of our credit default swaps excluding the recognition of variation margin settlements was a net asset (liability) of $(6) million.

The following tables summarize certain characteristics of our derivative and other hedging instruments outstanding as of December 31, 2024 and 2023 (dollars in millions):

Pay Fixed / Receive Variable Interest Rate Swaps	December 31, 2024				December 31, 2023			
Years to Maturity	Notional Amount	Average Fixed Pay Rate	Average Variable Receive Rate [1]	Average Maturity (Years)	Notional Amount	Average Fixed Pay Rate	Average Variable Receive Rate [1]	Average Maturity (Years)
≤ 1 year	$ 8,500	0.14%	4.42%	0.5	$ 13,750	0.14%	5.37%	0.4
> 1 to ≤ 3 years	10,550	0.22%	4.45%	1.8	15,800	0.17%	5.36%	2.0
> 3 to ≤ 5 years	3,800	0.25%	4.49%	3.9	5,800	0.24%	5.38%	3.9
> 5 to ≤ 7 years	4,150	2.14%	4.46%	5.7	3,900	0.92%	5.37%	6.2
> 7 to ≤ 10 years	12,646	3.52%	4.49%	8.8	5,226	3.06%	5.38%	9.2
Total	$ 39,646	1.46%	4.46%	4.4	$ 44,476	0.57%	5.37%	3.0

1. As of December 31, 2024, 82% and 18% of notional amount receive index references SOFR and OIS, respectively. As of December 31, 2023, 80% and 20% of notional amount receive index references SOFR and OIS, respectively.

Receive Fixed / Pay Variable Interest Rate Swaps

	December 31, 2024				December 31, 2023			
Years to Maturity	**Notional Amount**	**Average Variable Pay Rate [1]**	**Average Fixed Receive Rate**	**Average Maturity (Years)**	**Notional Amount**	**Average Variable Pay Rate [1]**	**Average Fixed Receive Rate**	**Average Maturity (Years)**
> 1 to ≤ 3 years	$ —	—%	—%	0.0	$ (1,000)	5.38%	4.65%	1.5

1. Pay index references SOFR.

Payer Swaptions

		Option			Underlying Payer Swap		
	Option Expiration Date	**Cost Basis**	**Fair Value**	**Average Months to Option Expiration Date**	**Notional Amount**	**Average Fixed Pay Rate [1]**	**Average Term (Years)**
December 31, 2024	≤ 1 year	$ 23	$ 38	5	$ 2,000	4.16%	10.0
December 31, 2023	≤ 1 year	$ 28	$ 86	5	$ 1,250	2.61%	10.0

1. Receive index references SOFR.

Receiver Swaptions

		Option			Underlying Receiver Swap		
	Option Expiration Date	**Cost Basis**	**Fair Value**	**Average Months to Option Expiration Date**	**Notional Amount**	**Average Fixed Receive Rate [1]**	**Average Term (Years)**
December 31, 2024	≤ 1 year	$ 3	$ 1	11	$ 150	2.98%	5.0
December 31, 2023	≤ 1 year	$ 3	$ 3	24	$ 150	2.98%	5.0

1. Pay index references SOFR.

U.S. Treasury Securities [1]

	December 31, 2024			December 31, 2023		
Years to Maturity	**Face Amount Long/(Short)**	**Cost Basis**	**Fair Value**	**Face Amount Long/(Short)**	**Cost Basis**	**Fair Value**
≤ 5 years	$ 956	$ 961	$ 956	$ 1,408	$ 1,419	$ 1,454
> 5 year ≤ 7 years	(2,722)	(2,685)	(2,302)	(818)	(821)	(703)
> 7 year ≤ 10 years	(12,659)	(12,329)	(11,999)	(8,649)	(8,277)	(8,187)
> 10 years	(1,782)	(1,829)	(1,756)	(1,796)	(1,796)	(1,918)
Total U.S. Treasury securities	$ (16,207)	$ (15,882)	$ (15,101)	$ (9,855)	$ (9,475)	$ (9,354)

1. As of December 31, 2024 and 2023, short U.S. Treasury securities totaling $(16.7) billion and $(10.9) billion, at fair value, respectively, had a weighted average yield of 3.85% and 3.64%, respectively. As of December 31, 2024 and 2023, long U.S. Treasury securities totaling $1.6 billion and $1.5 billion, at fair value, respectively, had a weighted average yield of 4.27% and 4.39%, respectively.

U.S. Treasury Futures

	December 31, 2024				December 31, 2023			
Years to Maturity	**Notional Amount Long (Short)**	**Cost Basis**	**Fair Value**	**Net Carrying Value [1]**	**Notional Amount Long (Short)**	**Cost Basis**	**Fair Value**	**Net Carrying Value [1]**
> 5 year ≤ 7 years	$ (1,582)	$ (1,734)	$ (1,721)	$ 13	$ (2,714)	$ (2,961)	$ (3,064)	$ (103)
> 7 year ≤ 10 years	(500)	(566)	(557)	9	(2,924)	(3,294)	(3,451)	(157)
> 10 years	(2,291)	(2,669)	(2,608)	61	(791)	(913)	(989)	(76)
Total U.S. Treasury futures	$ (4,373)	$ (4,969)	$ (4,886)	$ 83	$ (6,429)	$ (7,168)	$ (7,504)	$ (336)

1. Net carrying value represents the difference between the fair market value and the cost basis (or the forward price to be paid/(received) for the underlying U.S. Treasury security) of the U.S. Treasury futures contract as of period-end and is reported in derivative assets/(liabilities), at fair value in our consolidated balance sheets.

	December 31, 2024				December 31, 2023			
TBA Securities by Coupon	**Notional Amount Long (Short)**	**Cost Basis**	**Fair Value**	**Net Carrying Value [1]**	**Notional Amount Long (Short)**	**Cost Basis**	**Fair Value**	**Net Carrying Value [1]**
15-Year TBA securities:								
≥ 5.0%	$ —	$ —	$ —	$ —	$ 90	$ 89	$ 91	$ 2
Total 15-Year TBA securities	—	—	—	—	90	89	91	2
30-Year TBA securities:								
≤ 3.0%	(586)	(504)	(497)	7	(29)	(24)	(25)	(1)
3.5%	—	2	—	(2)	—	—	—	—
4.0%	122	112	111	(1)	—	—	—	—
4.5%	2,342	2,210	2,204	(6)	363	343	352	9
5.0%	2,780	2,703	2,700	(3)	1,717	1,704	1,704	—
5.5%	(235)	(180)	(210)	(30)	2,034	2,014	2,047	33
6.0%	2,033	2,036	2,044	8	20	10	21	11
≥ 6.5%	499	508	509	1	1,137	1,152	1,164	12
Total 30-Year TBA securities, net	6,955	6,887	6,861	(26)	5,242	5,199	5,263	64
Total TBA securities, net	$ 6,955	$ 6,887	$ 6,861	$ (26)	$ 5,332	$ 5,288	$ 5,354	$ 66

_____

1. Net carrying value represents the difference between the fair market value and the cost basis (or the forward price to be paid/(received) for the underlying Agency security) of the TBA contract as of period-end and is reported in derivative assets/(liabilities), at fair value in our consolidated balance sheets.

As of December 31, 2024 and 2023, we held SOFR futures contracts with a long notional position of $1.2 billion and $0.9 billion, respectively, measured on a two-year swap equivalent basis, with a net carrying value of $(7) million and $(10) million, respectively.

As of December 31, 2023, we held centrally cleared credit default swaps ("CDS") with a notional value of $95 million that referenced the Markit CDX Investment Grade or High Yield Grade Index, maturing in December 2028. Under the terms of these contracts, we made fixed periodic payments equal to 1% per annum of the notional value and we were entitled to receive payments in the event of qualifying credit events. As of December 31, 2023, the credit default swaps had a market value of $(6) million and a carrying value of zero dollars, net of variation margin settlements. Pursuant to rules governing central clearing activities, we recognized variation margin settlements as a direct reduction of the carrying value of the CDS asset or liability.

Gain (Loss) From Derivative Instruments and Other Securities, Net

The following table summarizes changes in our derivative and other hedge portfolio and their effect on our consolidated statements of comprehensive income for fiscal years 2024, 2023 and 2022 (in millions):

Derivative and Other Hedging Instruments		Beginning Notional Amount	Additions	Settlement, Termination, Expiration or Exercise		Ending Notional Amount		Gain/(Loss) on Derivative Instruments and Other Securities, Net [1]
Fiscal Year 2024:								
TBA securities, net	$	5,332	123,959	(122,336)	$	6,955	$	(123)
Forward settling non-Agency securities	$	—	—	—	$	—		—
Interest rate swaps - payer	$	44,476	12,095	(16,925)	$	39,646		1,020
Interest rate swaps - receiver	$	(1,000)	—	1,000	$	—		(9)
Credit default swaps - buy protection	$	(96)	(192)	288	$	—		(7)
Payer swaptions	$	1,250	2,500	(1,750)	$	2,000		54
Receiver swaptions	$	(150)	—	—	$	(150)		(3)
U.S. Treasury securities - short position	$	(11,347)	(16,948)	10,503	$	(17,792)		844
U.S. Treasury securities - long position	$	1,492	7,780	(7,687)	$	1,585		(85)
U.S. Treasury futures contracts - short position	$	(6,429)	(11,723)	13,779	$	(4,373)		409
							$	2,100
Fiscal Year 2023:								
TBA securities, net	$	19,050	164,465	(178,183)	$	5,332	$	49
Interest rate swaps - payer	$	47,825	5,746	(9,095)	$	44,476		666
Interest rate swaps - receive, net	$	—	(1,000)	—	$	(1,000)		4
Credit default swaps - buy protection	$	(215)	(1,322)	1,441	$	(96)		(13)
Payer swaptions	$	3,050	—	(1,800)	$	1,250		(21)
Receiver swaptions	$	—	(150)	—	$	(150)		—
U.S. Treasury securities - short position	$	(7,373)	(20,143)	16,169	$	(11,347)		(54)
U.S. Treasury securities - long position	$	357	14,272	(13,137)	$	1,492		(30)
U.S. Treasury futures contracts - short position	$	(9,213)	(31,465)	34,249	$	(6,429)		(42)
							$	559
Fiscal Year 2022:								
TBA securities, net	$	26,673	312,307	(319,930)	$	19,050	$	(2,860)
Forward settling non-Agency securities	$	450	—	(450)	$	—		—
Interest rate swaps - payer	$	51,225	5,895	(9,295)	$	47,825		4,400
Credit default swaps - buy protection	$	—	(5,835)	5,620	$	(215)		21
Payer swaptions	$	13,000	1,750	(11,700)	$	3,050		857
Receiver swaptions	$	—	(150)	150	$	—		—
U.S. Treasury securities - short position	$	(9,590)	(15,548)	17,765	$	(7,373)		1,482
U.S. Treasury securities - long position	$	472	10,202	(10,317)	$	357		(32)
U.S. Treasury futures contracts - short position	$	(1,500)	(37,493)	29,780	$	(9,213)		811
							$	4,679

_____

1. Amounts exclude other miscellaneous gains and losses and other interest income (expense) recognized in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income.

Additionally, as of December 31, 2024 and 2023, we held SOFR futures contracts with a long notional position of $1.2 billion and $0.9 billion, respectively, measured on a two-year swap equivalent basis. For fiscal years December 31, 2024 and 2023, we recognized a gain (loss) of $13 million and $(10) million, respectively, on our SOFR futures contracts in gain (loss) on derivative instruments and other securities, net in our consolidated statements of comprehensive income.

Note 6. Pledged Assets

Our funding agreements require us to fully collateralize our obligations under the agreements based upon our counterparties' collateral requirements and their determination of the fair value of the securities pledged as collateral, which fluctuates with changes in interest rates, credit quality and liquidity conditions within the investment banking, mortgage finance and real estate industries. Our derivative contracts similarly require us to fully collateralize our obligations under such agreements, which will vary over time based on similar factors as well as our counterparties' determination of the value of the derivative contract. We are typically required to post initial margin upon execution of derivative transactions, such as under our interest rate swap agreements and TBA contracts, and subsequently post or receive variation margin based on daily fluctuations in fair value. Our brokerage and custody agreements and the clearing organizations utilized by our wholly-owned captive broker-dealer subsidiary, Bethesda Securities, LLC, also require that we post minimum daily clearing deposits. If we breach our collateral requirements, we will be required to fully settle our obligations under the agreements, which could include a forced liquidation of our pledged collateral.

Our counterparties also apply a "haircut" to our pledged collateral, which means our collateral is valued at slightly less than market value and limits the amount we can borrow against our securities. This haircut reflects the underlying risk of the specific collateral and protects our counterparty against a change in its value. Our agreements do not specify the haircut; rather, haircuts are determined on an individual transaction basis. Consequently, our funding agreements and derivative contracts expose us to credit risk relating to potential losses that could be recognized if our counterparties fail to perform their obligations under such agreements. We minimize this risk by limiting our counterparties to major financial institutions with acceptable credit ratings or to registered clearinghouses and U.S. government agencies, and we monitor our positions with individual counterparties. In the event of a default by a counterparty, we may have difficulty obtaining our assets pledged as collateral to such counterparty and may not receive payments as and when due to us under the terms of our derivative agreements. In the case of centrally cleared instruments, we could be exposed to credit risk if the central clearing agency or a clearing member defaults on its respective obligation to perform under the contract. However, we believe that the risk is minimal due to the clearing exchanges' initial and daily mark-to-market margin requirements, clearinghouse guarantee funds and other resources that are available in the event of a clearing member default.

As of December 31, 2024, our maximum amount at risk with any counterparty related to our repurchase agreements, excluding the Fixed Income Clearing Corporation, was less than 2% of our tangible stockholders' equity (or the excess/shortfall of the value of collateral pledged/received over our repurchase agreement liabilities/reverse repurchase agreement receivables). As of December 31, 2024, 9% of our tangible stockholder's equity was at risk with the Fixed Income Clearing Corporation.

Assets Pledged to Counterparties

The following tables summarize our assets pledged as collateral under our funding, derivative and brokerage and clearing agreements by type, including securities pledged related to securities sold but not yet settled, as of December 31, 2024 and 2023 (in millions):

Assets Pledged to Counterparties [1]	Repurchase Agreements [2]		Debt of Consolidated VIEs		Derivative Agreements and Other		Total	
	December 31, 2024							
Agency RMBS - fair value	$	59,958	$	97	$	27	$	60,082
CRT - fair value		590		—		—		590
Non-Agency - fair value		206		—		—		206
U.S. Treasury securities - fair value		1,414		—		151		1,565
Accrued interest on pledged securities		279		—		1		280
Restricted cash		386		—		880		1,266
Total	$	62,833	$	97	$	1,059	$	63,989

Assets Pledged to Counterparties [1]	Repurchase Agreements [2]		Debt of Consolidated VIEs		Derivative Agreements and Other		Total	
	December 31, 2023							
Agency RMBS - fair value	$	49,602	$	121	$	15	$	49,738
CRT - fair value		678		—		—		678
Non-Agency - fair value		262		—		—		262
U.S. Treasury securities - fair value		1,865		—		62		1,927
Accrued interest on pledged securities		217		—		—		217
Restricted cash		9		—		1,244		1,253
Total	$	52,633	$	121	$	1,321	$	54,075

1. Includes repledged assets received as collateral from counterparties and securities sold but not yet settled.
2. Includes $33 million and $42 million of retained interests in our consolidated VIEs pledged as collateral under repurchase agreements as of December 31, 2024 and 2023, respectively.

The following table summarizes our securities pledged as collateral under our repurchase agreements by the remaining maturity of our borrowings, including securities pledged related to sold but not yet settled securities, as of December 31, 2024 and 2023 (in millions). For the corresponding borrowings associated with the following amounts and the interest rates thereon, refer to Note 4.

	December 31, 2024			December 31, 2023		
Securities Pledged by Remaining Maturity of Repurchase Agreements [1,2]	Fair Value of Pledged Securities	Amortized Cost of Pledged Securities	Accrued Interest on Pledged Securities	Fair Value of Pledged Securities	Amortized Cost of Pledged Securities	Accrued Interest on Pledged Securities
≤ 1 month	$ 58,180	$ 60,506	$ 266	$ 43,701	$ 44,918	$ 188
> 1 and ≤ 2 months	3,842	4,227	13	2,847	3,069	10
> 2 and ≤ 3 months	146	149	—	5,524	5,947	19
Total	$ 62,168	$ 64,882	$ 279	$ 52,072	$ 53,934	$ 217

1. Includes $33 million and $42 million of retained interests in our consolidated VIEs pledged as collateral under repurchase agreements as of December 31, 2024 and 2023, respectively.
2. Excludes $397 million of repledged U.S. Treasury securities received as collateral from counterparties as of December 31, 2023.

Assets Pledged from Counterparties

As of December 31, 2024 and 2023, we had assets pledged to us from counterparties as collateral under our reverse repurchase and derivative agreements summarized in the tables below (in millions).

	December 31, 2024				December 31, 2023			
Assets Pledged to AGNC	Reverse Repurchase Agreements	Derivative Agreements	Repurchase Agreements	Total	Reverse Repurchase Agreements	Derivative Agreements	Repurchase Agreements	Total
Agency securities - fair value	$ —	$ —	$ 17	$ 17	$ —	$ —	$ —	$ —
U.S. Treasury securities - fair value	16,885	—	—	16,885	11,667	—	306	11,973
Cash	—	28	38	66	—	89	49	138
Total	$ 16,885	$ 28	$ 55	$ 16,968	$ 11,667	$ 89	$ 355	$ 12,111

Offsetting Assets and Liabilities

Certain of our repurchase agreements and derivative transactions are governed by underlying agreements that generally provide for a right of setoff under master netting arrangements (or similar agreements), including in the event of default or in the event of bankruptcy of either party to the transactions. We present our assets and liabilities subject to such arrangements on a gross basis in our consolidated balance sheets. The following tables present information about our assets and liabilities that are subject to master netting arrangements and can potentially be offset on our consolidated balance sheets as of December 31, 2024 and 2023 (in millions):

	Offsetting of Financial and Derivative Assets					
			Net Amounts of Assets Presented in the Consolidated Balance Sheets	**Gross Amounts Not Offset in the Consolidated Balance Sheets**		
	Gross Amounts of Recognized Assets	**Gross Amounts Offset in the Consolidated Balance Sheets**		**Financial Instruments**	**Collateral Received [2]**	**Net Amount**
December 31, 2024						
Interest rate swap and swaption agreements, at fair value [1]	$ 61	$ —	$ 61	$ —	$ (28)	$ 33
TBA securities, at fair value [1]	61	—	61	(61)	—	—
Receivable under reverse repurchase agreements	17,137	—	17,137	(11,680)	(5,457)	—
Total	$ 17,259	$ —	$ 17,259	$ (11,741)	$ (5,485)	$ 33
December 31, 2023						
Interest rate swap and swaption agreements, at fair value [1]	$ 104	$ —	$ 104	$ —	$ (89)	$ 15
TBA securities, at fair value [1]	80	—	80	(15)	(65)	—
Receivable under reverse repurchase agreements	11,618	—	11,618	(8,433)	(3,181)	4
Total	$ 11,802	$ —	$ 11,802	$ (8,448)	$ (3,335)	$ 19

	Offsetting of Financial and Derivative Liabilities					
			Net Amounts of Liabilities Presented in the Consolidated Balance Sheets	**Gross Amounts Not Offset in the Consolidated Balance Sheets**		
	Gross Amounts of Recognized Liabilities	**Gross Amounts Offset in the Consolidated Balance Sheets**		**Financial Instruments**	**Collateral Pledged [2]**	**Net Amount**
December 31, 2024						
TBA securities, at fair value [1]	$ 87	$ —	$ 87	$ (61)	$ (26)	$ —
Repurchase agreements	60,798	—	60,798	(11,680)	(49,118)	—
Total	$ 60,885	$ —	$ 60,885	$ (11,741)	$ (49,144)	$ —
December 31, 2023						
TBA securities, at fair value [1]	$ 15	$ —	$ 15	$ (15)	$ —	$ —
Repurchase agreements	50,426	—	50,426	(8,433)	(41,993)	—
Total	$ 50,441	$ —	$ 50,441	$ (8,448)	$ (41,993)	$ —

_____

1. Reported under derivative assets / liabilities, at fair value in the accompanying consolidated balance sheets. Refer to Note 5 for a reconciliation of derivative assets / liabilities, at fair value to their sub-components.
2. Includes cash and securities pledged / received as collateral, at fair value. Amounts include repledged collateral. Amounts presented are limited to collateral pledged sufficient to reduce the net amount to zero for individual counterparties, as applicable.

Note 7. Fair Value Measurements

The following table provides a summary of our assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2024 and 2023, based on their categorization within the valuation hierarchy (in millions). There were no transfers between valuation hierarchy levels during the periods presented in our accompanying consolidated statements of comprehensive income.

	December 31, 2024			December 31, 2023		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:						
Agency securities	$ —	$ 65,367	$ —	$ —	$ 53,673	$ —
Agency securities transferred to consolidated VIEs	—	97	—	—	121	—
Credit risk transfer securities	—	633	—	—	723	—
Non-Agency securities	—	251	—	—	307	—
U.S. Treasury securities	1,575	—	—	1,540	—	—
Interest rate swaps [1]	—	22	—	—	15	—
Swaptions	—	39	—	—	89	—
TBA securities	—	61	—	—	81	—
U.S. Treasury futures	83	—	—	—	—	—
Total	$ 1,658	$ 66,470	$ —	$ 1,540	$ 55,009	$ —
Liabilities:						
Debt of consolidated VIEs	$ —	$ 64	$ —	$ —	$ 80	$ —
Obligation to return U.S. Treasury securities borrowed under reverse repurchase agreements	16,676	—	—	10,894	—	—
Interest rate swaps [1]	—	—	—	—	1	—
Credit default swaps [1]	—	—	—	—	—	—
TBA securities	—	87	—	—	15	—
U.S. Treasury futures	—	—	—	336	—	—
SOFR Futures	7	—	—	10	—	—
Total	$ 16,683	$ 151	$ —	$ 11,240	$ 96	$ —

---

1. As of December 31, 2024 and 2023, the net fair value of our interest rate swaps excluding the recognition of variation margin settlements as a direct reduction of carrying value was a net asset (liability) of $2.3 billion and $2.9 billion, respectively, based on "Level 2" inputs. As of December 31, 2024 and 2023, the net fair value of our credit default swaps excluding the recognition of variation margin settlements was a net asset (liability) of $0 million and $(6) million, respectively, based on "Level 2" inputs. See Notes 2 and 5 for additional details.

Excluded from the table above are financial instruments reported at cost and other mortgage credit investments reported under the equity method of accounting in our consolidated financial statements. As of December 31, 2024 and 2023, the fair value of our repurchase agreements approximated cost, given their short-term nature (less than one year) and the rates on our outstanding repurchase agreements largely corresponded to prevailing rates observed in the repo market. The fair value of cash and cash equivalents, restricted cash, receivables and other payables were determined to approximate cost as of such dates due to their short duration. We estimate the fair value of these instruments carried at cost using "Level 1" or "Level 2" inputs. As of December 31, 2024 and 2023, the carrying value of other mortgage credit investments reported under the equity method of accounting was $64 million and $44 million, respectively.

Note 8. Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing (i) net income (loss) available (attributable) to common stockholders by (ii) the sum of our weighted-average number of common shares outstanding and the weighted-average number of vested but not yet issued time- and performance-based restricted stock units ("RSUs") that were outstanding during the period, which were granted under our long-term incentive program to employees and non-employee members of the Board of Directors ("the Board"). Diluted net income (loss) per common share assumes the issuance of all potential common stock equivalents unless doing so would reduce a loss or increase income per common share. Our potential common stock equivalents consist of unvested time- and performance-based RSUs. The following table presents the computations of basic and diluted net income (loss) per common share for the periods indicated (shares and dollars in millions):

	Fiscal Year		
	2024	**2023**	**2022**
Weighted average number of common shares issued and outstanding	781.2	616.6	535.4
Weighted average number of fully vested restricted stock units outstanding	2.2	1.8	1.6
Weighted average number of common shares outstanding - basic	783.4	618.4	537.0
Weighted average number of dilutive unvested restricted stock units outstanding	2.6	1.2	—
Weighted average number of common shares outstanding - diluted	786.0	619.6	537.0
Net income (loss) available (attributable) to common stockholders	$ 731	$ 32	$ (1,295)
Net income (loss) per common share - basic	$ 0.93	$ 0.05	$ (2.41)
Net income (loss) per common share - diluted	$ 0.93	$ 0.05	$ (2.41)

For the year ended December 31, 2022, 1.1 million of potentially dilutive unvested time- and performance-based RSUs outstanding were excluded from the computation of diluted net income (loss) per common share because including them would have been anti-dilutive for the period.

Note 9. Stockholders' Equity

Preferred Stock

We are authorized to designate and issue up to 10.0 million shares of preferred stock in one or more classes or series. As of December 31, 2024 and 2023, 13,800, 10,350, 16,100, 23,000 and 6,900 shares of preferred stock were designated as 7.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, 6.875% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, 6.50% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, 6.125% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock and 7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock, respectively, (referred to as "Series C, D, E, F and G Preferred Stock", respectively). As of December 31, 2024 and 2023, 13,000, 9,400, 16,100, 23,000 and 6,000 shares of Series C, D, E, F and G Preferred Stock, respectively, were issued and outstanding. Each share of preferred stock is represented by 1,000 depositary shares. Each share of preferred stock has a liquidation preference of $25,000 per share ($25 per depositary share).

Our preferred stock ranks senior to our common stock with respect to the payment of dividends and the distribution of assets upon a voluntary or involuntary liquidation, dissolution or winding up of the Company. Our preferred stock has no stated maturity, is not subject to any sinking fund or mandatory redemption and each series of preferred stock ranks on parity with one another. Under certain circumstances upon a change of control, our preferred stock is convertible to shares of our common stock. Holders of our preferred stock and depositary shares underlying our preferred stock have no voting rights, except under limited conditions. Beginning on each series' optional redemption date, we may redeem shares at $25.00 per depositary share, plus accumulated and unpaid dividends (whether or not declared), exclusively at our option.

The following table includes a summary of preferred stock depositary shares issued and outstanding as of December 31, 2024 (dollars and shares in millions):

Cumulative Redeemable Preferred Stock [1]	Issue Date	Depositary Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference	Per Annum Dividend Rate [2,3]	First Optional Redemption Date / Conversion Date [3,4]
Fixed-to-Floating Rate:						
Series C	August 22, 2017	13.0	$ 315	$ 325	10.01991%	October 15, 2022
Series D	March 6, 2019	9.4	227	235	9.24091%	April 15, 2024
Series E	October 3, 2019	16.1	390	403	9.90191%	October 15, 2024
Series F	February 11, 2020	23.0	557	575	6.125%	April 15, 2025
Fixed-Rate Reset:						
Series G	September 14, 2022	6.0	145	150	7.750%	October 15, 2027
Total		67.5	$ 1,634	$ 1,688		

---

1. The depositary shares underlying our preferred stock accrue dividends at an initial annual fixed rate of the $25.00 liquidation preference per depositary share from the issuance date up to, but not including, the fixed-to-floating rate or fixed-rate-reset conversion date; thereafter, dividends will accrue on a floating rate or fixed-rate-reset basis equal to the conversion rate plus a fixed spread.
2. The Series C, D and E per annum dividend rates represent the rates in effect as of December 31, 2024.
3. The Series C, D and E dividends accrue at a rate equal to the 3-Month CME Term SOFR plus 0.26161%, plus spreads of 5.111%, 4.332% and 4.993%, respectively, per annum, resetting quarterly in accordance with the certificate of designations for such series and the Adjustable Interest Rate (LIBOR) Act of 2021 (the "LIBOR Act"). At the conclusion of the fixed rate period (the conversion date) for the Series F Preferred Stock, the dividend for such series will accrue at a rate equal to the 3-Month CME Term SOFR plus 0.26161%, plus a spread of 4.697% per annum, resetting

quarterly in accordance with the certificate of designations for such series and the LIBOR Act. At the conclusion of the fixed rate period for the Series G Preferred Stock, the dividend will accrue at a floating rate equal to the 5-Year US Treasury rate plus a spread of 4.39% per annum and will reset in accordance with the certificate of designations for such series.

4. Shares may be redeemed prior to our optional redemption date under certain circumstances intended to preserve our qualification as a REIT for U.S federal income tax purposes.

At-the-Market Offering Program

We are authorized by our Board to enter into agreements with sales agents to publicly offer and sell shares of our common stock in privately negotiated and/or at-the-market transactions from time-to-time up to a maximum aggregate offering price of our common stock. The following table includes a summary of shares of our common stock sold under the sales agreements during fiscal years 2024, 2023 and 2022 (in millions, except for per share data). As of December 31, 2024, shares of our common stock with an aggregate offering price of $1.2 billion remained authorized for issuance under this program through December 31, 2025.

ATM Offerings	Average Price Received Per Share, Net	Shares	Net Proceeds
Fiscal Year 2024	$9.73	202.1	$ 1,967
Fiscal Year 2023	$9.14	118.8	$ 1,085
Fiscal Year 2022	$9.39	56.0	$ 526

Common Stock Repurchase Program

We are authorized by our Board to repurchase shares of our common stock in open market, through privately negotiated transactions, or pursuant to a trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The following table includes a summary of shares of our common stock repurchased during fiscal year 2022 (in millions, except for per share data). During fiscal years 2023 and 2024, we did not repurchase shares under this program. As of December 31, 2024, shares of our common stock with an aggregate repurchase price of $1.0 billion remained authorized for repurchase through December 31, 2026.

Common Stock Repurchases	Average Price Paid Per Share [1]	Shares	Net Cost
Fiscal Year 2022	$10.78	4.7	$ 51

Distributions to Stockholders

The following table summarizes dividends declared during fiscal years 2024, 2023 and 2022 (in millions, except per share amounts):

	Dividends Declared		Dividends Declared Per Share [1]
Series C Preferred Stock			
Fiscal year 2024	$	35	$ 2.672820
Fiscal year 2023	$	34	$ 2.660390
Fiscal year 2022	$	25	$ 1.886880
Series D Preferred Stock			
Fiscal year 2024	$	21	$ 2.278248
Fiscal year 2023	$	16	$ 1.718750
Fiscal year 2022	$	16	$ 1.718750
Series E Preferred Stock			
Fiscal year 2024	$	30	$ 1.851370
Fiscal year 2023	$	26	$ 1.625000
Fiscal year 2022	$	26	$ 1.625000
Series F Preferred Stock			
Fiscal year 2024	$	35	$ 1.531250
Fiscal year 2023	$	35	$ 1.531250
Fiscal year 2022	$	35	$ 1.531250
Series G Preferred Stock			
Fiscal year 2024	$	12	$ 1.937520
Fiscal year 2023	$	12	$ 1.937520
Fiscal year 2022	$	4	$ 0.651220
Common Stock			
Fiscal year 2024	$	1,137	$ 1.440000
Fiscal year 2023	$	896	$ 1.440000
Fiscal year 2022	$	775	$ 1.440000

_____
1. Preferred stock per share amounts are per depositary share.

The following table summarizes our tax characterization of distributions to stockholders for fiscal years 2024, 2023 and 2022. Distributions included in the table below are based on the fiscal tax year for which the distribution is attributed to for stockholders in accordance with rules promulgated under the Internal Revenue Code:

		Tax Characterization [1]				
Tax Year	Distribution Rate [1]	Ordinary Dividend Per Share	Qualified Dividends	Capital Gain Dividend Per Share	Non-Dividend Distributions	Section 199A Dividend
Series C Preferred Stock						
Fiscal year 2024	$ 2.721090	$ 2.721090	$ —	$ —	$ —	$ 2.721090
Fiscal year 2023	$ 2.546340	$ 2.546340	$ —	$ —	$ —	$ 2.546340
Fiscal year 2022	$ 1.750000	$ 1.750000	$ —	$ —	$ —	$ 1.750000
Series D Preferred Stock						
Fiscal year 2024	$ 2.117545	$ 2.117545	$ —	$ —	$ —	$ 2.117545
Fiscal year 2023	$ 1.718750	$ 1.718750	$ —	$ —	$ —	$ 1.718750
Fiscal year 2022	$ 1.718750	$ 1.718750	$ —	$ —	$ —	$ 1.718750
Series E Preferred Stock						
Fiscal year 2024	$ 1.625000	$ 1.625000	$ —	$ —	$ —	$ 1.625000
Fiscal year 2023	$ 1.625000	$ 1.625000	$ —	$ —	$ —	$ 1.625000
Fiscal year 2022	$ 1.625000	$ 1.625000	$ —	$ —	$ —	$ 1.625000
Series F Preferred Stock						
Fiscal year 2024	$ 1.531250	$ 1.531250	$ —	$ —	$ —	$ 1.531250
Fiscal year 2023	$ 1.531250	$ 1.531250	$ —	$ —	$ —	$ 1.531250
Fiscal year 2022	$ 1.531250	$ 1.531250	$ —	$ —	$ —	$ 1.531250
Series G Preferred Stock						
Fiscal year 2024	$ 1.937520	$ 1.937520	$ —	$ —	$ —	$ 1.937520
Fiscal year 2023	$ 2.104360	$ 2.104360	$ —	$ —	$ —	$ 2.104360
Common Stock						
Fiscal year 2024	$ 1.440000	$ 1.440000	$ —	$ —	$ —	$ 1.440000
Fiscal year 2023	$ 1.560000	$ 1.560000	$ —	$ —	$ —	$ 1.560000
Fiscal year 2022	$ 1.440000	$ 0.669420	$ —	$ —	$ 0.770580	$ 0.669420

1. Preferred stock per share amounts are per depositary share.

Accumulated Other Comprehensive Income (Loss)

The following table summarizes changes to accumulated OCI for fiscal years 2024, 2023 and 2022 (in millions):

	Fiscal Year		
Accumulated Other Comprehensive Income (Loss)	2024	2023	2022
Beginning Balance	$ (517)	$ (672)	$ 301
OCI before reclassifications	(74)	92	(1,015)
Net loss amounts for available-for-sale securities reclassified from accumulated OCI to realized gain (loss) on sale of investment securities, net	—	63	42
Ending Balance	$ (591)	$ (517)	$ (672)

Note 10. Segment Reporting

Our investment portfolio consists primarily of Agency RMBS, and we fund our investments primarily through collateralized borrowings structured as repurchase agreements. As part of our operations, we are exposed to market risks, including interest rate, prepayment, extension, spread, and credit risks.

Our portfolio is managed as a whole, with investment and hedging decisions assessed collectively by the Chief Operating Decision Maker (CODM). The CODM, represented by our Chief Executive Officer with the support of our Executive Management Committee, allocates resources and evaluates financial performance by considering the market risks identified above. The CODM also considers factors such as total assets and repurchase agreements outstanding, as reported on the consolidated balance sheet; our TBA position, as disclosed in Note 5. *Derivative and Other Hedging Instruments*; our ability to hedge certain risks; and our intention to qualify as a REIT. Consequently, the Company operates as a single reportable segment, as reflected in the accompanying consolidated financial statements and notes.

The CODM assesses performance using comprehensive income (loss), as reported on the consolidated statement of comprehensive income (loss). Comprehensive income (loss) is a key determinant of the Company's economic return, calculated as the change in tangible stockholders' equity attributable to common stockholders plus common stock dividends declared, divided by the prior period's tangible stockholders' equity attributable to common stockholders. This measure is used to monitor actual results, benchmark performance against peers, and inform management's compensation. Additionally, the CODM also evaluates consolidated expense information, including interest expense, compensation and benefits, and other operating expenses, as significant metrics in decision-making.

Note 11. Stock-Based Compensation

During fiscal years 2024, 2023 and 2022, we granted RSU awards to employees with a grant date fair value of $10 million, $11 million and $8 million, respectively, which generally vest annually over a three-year period, and we granted RSU awards to independent directors of $1.2 million, $1.2 million and $1.0 million, respectively, which vest at the end of a one-year period from grant date. We also granted PSU awards to employees which generally vest at the end of a three-year period provided that specified performance criteria are met. The performance criteria are based on a formula tied to our achievement of long-term economic returns consisting of the change in tangible net book value and dividends paid per common share on an absolute basis and relative to a select group of our peers. The fair value of the PSU awards granted during fiscal years 2024, 2023 and 2022 as of the grant date was $10 million, $10 million and $11 million, respectively, assuming the target levels of performance are achieved. The actual value of the awards will vary within a range of 0% to 200% of the target based on the actual performance achieved relative to the targets.

Our 2016 Equity Plan, as amended, authorizes a total of 40 million shares of our common stock that may be used to satisfy awards granted under the Plan, subject to the share counting rules set forth within the Plan. As of December 31, 2024, 26.0 million shares remained available for awards under the 2016 Equity Plan. For purposes of determining the total number of shares available for awards under the 2016 Equity Plan, available shares are reduced by (i) shares issued for vested awards, net of units withheld to cover minimum statutory tax withholding requirements paid by us in cash on behalf of the employee, (ii) outstanding unvested awards, (iii) outstanding previously vested awards, if distribution of such awards has been deferred beyond the vesting date ("deferred awards"), and (iv) accrued dividend equivalent units on outstanding awards through December 31, 2024. Unvested PSU awards assume the maximum potential payout under the terms of the award. As of December 31, 2024, 2.0 million of deferred awards, including accrued dividend equivalents, were outstanding.

During fiscal years 2024, 2023 and 2022, we recognized total compensation expense of $23.5 million, $15.0 million and $11.6 million, respectively, for stock-based awards to employees, and we recognized other operating expense of $1.2 million, $1.1 million and $1.0 million, respectively, for stock-based awards to independent directors. Compensation expense for PSU awards is based on our estimate of the probability that the performance criteria for PSU awards will be achieved and, if applicable, includes a cumulative effect adjustment for changes in our estimate from the prior year period. As of December 31, 2024, we estimate that 75.5% of target for PSU awards granted in fiscal year 2022 will vest based on actual performance achieved through the end of the performance measurement period and that 115% and 100% of target will vest for PSU awards granted in fiscal years 2023 and 2024, respectively, based on our estimate of the probability that the performance criteria for these awards will be achieved. As of December 31, 2024, we had $18 million of unrecognized expense related to stock-based awards that we expect to recognize over a weighted average period of 1.4 years.

The following tables summarizes awards under our 2016 Equity Plan for fiscal years 2024, 2023 and 2022:

RSU Awards	RSU Awards [1]	Weighted Average Grant Date Fair Value [2]		Weighted Average Vest Date Fair Value	
Unvested balance as of December 31, 2021	1,050,027	$	15.15	$	—
Granted	687,733	$	12.85	$	—
Accrued RSU dividend equivalents	159,039	$	—	$	—
Vested	(558,796)	$	14.68	$	12.70
Forfeitures	(4,312)	$	13.43	$	—
Unvested balance as of December 31, 2022	1,333,691	$	12.36	$	—
Granted	1,140,758	$	10.67	$	—
Accrued RSU dividend equivalents	273,189	$	—	$	—
Vested	(703,557)	$	12.28	$	9.88
Unvested balance as of December 31, 2023	2,044,081	$	9.79	$	—
Granted	1,154,343	$	9.52	$	—
Accrued RSU dividend equivalents	337,739	$	—	$	—
Vested	(1,062,526)	$	9.71	$	9.56
Unvested balance as of December 31, 2024	2,473,637	$	8.36	$	—

1. There were no forfeitures of awards during the fiscal years 2023 and 2024.
2. Accrued RSU award dividend equivalents have a weighted average grant date fair value of $0.

PSU Awards	PSUs at Target Performance Level [1]	Weighted Average Grant Date Fair Value [2]		Weighted Average Vest Date Fair Value	
Unvested balance as of December 31, 2021	2,212,660	$	14.52	$	—
Granted	826,971	$	12.99	$	—
Accrued PSU dividend equivalents	279,484	$	—	$	—
Vested	(938,540)	$	13.02	$	13.85
Unvested balance as of December 31, 2022 [4]	2,380,575	$	12.87	$	—
Granted	950,840	$	10.59	$	—
Accrued PSU dividend equivalents	402,368	$	—	$	—
Performance adjustment - March 2021 base grant	(210,425)	$	15.96	$	—
Performance adjustment - accrued PSU dividend equivalents [3]	(87,375)	$	—	$	—
Vested	(699,128)	$	14.18	$	11.48
Unvested balance as of December 31, 2023	2,736,855	$	10.03	$	—
Granted	1,058,466	$	9.58	$	—
Accrued PSU dividend equivalents	489,216	$	—	$	—
Performance adjustment - March 2022 base grant [3]	(142,273)	$	12.99	$	—
Performance adjustment - accrued PSU dividend equivalents [3]	(74,832)	$	—	$	—
Vested	(595,992)	$	11.13	$	9.56
Unvested balance as of December 31, 2024 [4]	3,471,440	$	8.38	$	—

1. There were no forfeitures of awards during the periods presented.
2. Accrued PSU award dividend equivalents have a weighted average grant date fair value of $0.
3. Performance adjustments reflect adjustments for actual performance achieved relative to target, measured at the end of the performance period.
4. The unvested balance as of December 31, 2024 assumes actual performance achievement of 75.5% of target for PSU awards granted in fiscal year 2022 that are scheduled to vest in fiscal year 2024 and target levels of performance (100%) for PSU awards granted in fiscal years 2023 and 2024. The actual number of PSUs that will vest for the 2023 and 2024 PSU awards will vary within a range of 0% to 200% of the target based on the actual performance achieved relative to the targets. As of December 31, 2024, we estimate that 115.0% and 100.0% of the 2023 and 2024 PSU awards, respectively, will vest based on our estimate of the probability that the performance criteria for the awards will be achieved.

Note 12. Income Taxes

We did not incur an income tax liability for the years ended December 31, 2023 and 2022 and we do not expect to incur an income tax liability for the year ended December 31, 2024.

Based on our analysis of any potential uncertain income tax positions, we concluded that we do not have any uncertain tax positions that meet the recognition or measurement criteria of ASC Topic 740, Income Taxes, as of December 31, 2024 or prior periods. Our tax returns for tax years 2021 and forward are open to examination by the IRS. If we incur income tax related interest and penalties, our policy is to classify them as a component of provision for income taxes.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" as promulgated under the Exchange Act and the rules and regulations thereunder. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management Report on Internal Control over Financial Reporting is included in "Item 8. Financial Statements and Supplementary Data."

Attestation Report of Registered Public Accounting Firm

The attestation report of our registered public accounting firm is included in "Item 8. Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

There have been no changes in our "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

During the fiscal quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Regulation S-K, Item 408).

PART III.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information in response to this Item is incorporated herein by reference to the information provided in our Proxy Statement for our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") under the headings "PROPOSAL 1: ELECTION OF DIRECTORS", "EXECUTIVE OFFICERS OF REGISTRANT", and "BOARD AND GOVERNANCE MATTERS."

Insider Trading Policy

The Company has adopted the AGNC Investment Corp. Policy on Insider Trading that applies to our directors, officers, employees, independent contractors, and certain of their respective family members. We believe the policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

Information in response to this Item is incorporated herein by reference to the information provided in the 2025 Proxy Statement under the headings "PROPOSAL 1: ELECTION OF DIRECTORS", "EXECUTIVE COMPENSATION", "COMPENSATION DISCUSSION AND ANALYSIS", "REPORT OF THE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE", and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information in response to this Item is incorporated herein by reference to the information provided in the 2025 Proxy Statement under the heading "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information in response to this Item is incorporated herein by reference to the information provided in the 2025 Proxy Statement under the headings "CERTAIN TRANSACTIONS WITH RELATED PERSONS" and "PROPOSAL 1: ELECTION OF DIRECTORS."

Item 14. *Principal Accounting Fees and Services*

Information in response to this Item is incorporated herein by reference to the information provided in the 2025 Proxy Statement under the heading "PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANT."

Item 15. *Exhibits and Financial Statement Schedules*

(a) List of documents filed as part of this report:

(1) The following financial statements are filed herewith:

Consolidated Balance Sheets as of December 31, 2024 and 2023
Consolidated Statements of Comprehensive Income for fiscal years 2024, 2023 and 2022
Consolidated Statements of Stockholders' Equity for fiscal years 2024, 2023 and 2022
Consolidated Statements of Cash Flows for fiscal years 2024, 2023 and 2022

(2) The following exhibits are filed herewith or incorporated herein by reference

Exhibit No.	Description
*3.1	AGNC Investment Corp. Amended and Restated Certificate of Incorporation, as amended, incorporated by reference from Exhibit 3.1 of Form 10-K for the year ended December 31, 2021 (File No. 001-34057), filed February 23, 2022.
*3.2	AGNC Investment Corp. Amended and Restated Bylaws, as amended, incorporated herein by reference to Exhibit 3.1 of Form 8-K (File No. 001-34057), filed July 21, 2023.
*3.3	Certificate of Designations of 7.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated herein by reference to Exhibit 3.5 of Form 8-A (File No. 001-34057), filed August 18, 2017.
*3.4	Certificate of Elimination of 8.000% Series A Cumulative Redeemable Preferred Stock, incorporated herein by reference to Exhibit 3.1 of Form 8-K (File No 001-34057), filed October 26, 2017.
*3.5	Certificate of Designations of 6.875% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated herein by reference to Exhibit 3.5 of Form 8-A (File No 001-34057), filed March 6, 2019.
*3.6	Certificate of Designations of 6.50% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated herein by reference to Exhibit 3.6 of Form 8-A (File No 001-34057), filed October 3, 2019.
*3.7	Certificate of Elimination of 7.750% Series B Cumulative Redeemable Preferred Stock, incorporated herein by reference to Exhibit 3.1 of Form 8-K (File No 001-34057), filed December 13, 2019.
*3.8	Certificate of Designations of 6.125% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, incorporated herein by reference to Exhibit 3.6 of Form 8-A (File No 001-34057), filed February 11, 2020.
*3.9	Certificate of Designations of 7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock, incorporated herein by reference to Exhibit 3.7 of Form 8-A (File No 001-34057), filed September 14, 2022.
*4.1	Instruments defining the rights of holders of securities: See Article IV of our Amended and Restated Certificate of Incorporation, as amended, incorporated herein by reference to Exhibit 3.1 of Form 10-K for the year ended December 31, 2021 (File No. 001-34057), filed February 23, 2022.
*4.2	Instruments defining the rights of holders of securities: See Article VI of our Amended and Restated Bylaws, as amended, incorporated herein by reference to Exhibit 3.1 of Form 8-K, filed July 21, 2023.
*4.3	Form of Certificate for Common Stock, incorporated herein by reference to Exhibit 4.3 of Form 10-Q for the quarter ended September 30, 2022 (File No. 001-34057), filed November 7, 2022.
*4.4	Specimen 7.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated herein by reference to Exhibit 4.1 of Form 8-A (File No. 001-34057), filed August 18, 2017.
*4.5	Specimen 6.875% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated herein by reference to Exhibit 4.1 of Form 8-A (File No. 001-34057), filed March 6, 2019.

*4.6	Specimen 6.50% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated herein by reference to Exhibit 4.1 of Form 8-A (File No. 001-34057), filed October 3, 2019.
*4.7	Specimen 6.125% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock Certificate, incorporated herein by reference to Exhibit 4.1 of Form 8-A (File No 001-34057), filed February 11, 2020.
*4.8	Specimen 7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock Certificate, incorporated herein by reference to Exhibit 4.1 of Form 8-A (File No 001-34057), filed September 14, 2022.
*4.9	Deposit Agreement relating to 7.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, dated August 22, 2017, among AGNC Investment Corp., Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, incorporated herein by reference to Exhibit 4.2 of Form 8-K (File No. 001-34057) filed August 22, 2017.
*4.10	Form of Depositary Receipt representing 1/1,000th of a share of 7.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (included as part of Exhibit 4.9), incorporated herein by reference to Exhibit A of Exhibit 4.2 of Form 8-K (File No. 001-34057) filed August 22, 2017.
*4.11	Deposit Agreement relating to 6.875% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, dated March 6, 2019, among AGNC Investment Corp., Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, incorporated herein by reference to Exhibit 4.2 of Form 8-K (File No. 001-34057) filed March 6, 2019.
*4.12	Form of Depositary Receipt representing 1/1,000th of a share of 6.875% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (included as part of Exhibit 4.11), incorporated herein by reference to Exhibit A of Exhibit 4.2 of Form 8-K (File No. 001-34057) filed March 6, 2019.
*4.13	Deposit Agreement relating to 6.50% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, dated October 3, 2019, among AGNC Investment Corp., Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, incorporated herein by reference to Exhibit 4.2 of Form 8-K (File No. 001-34057) filed October 3, 2019.
*4.14	Form of Depositary Receipt representing 1/1,000th of a share of 6.50% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (included as part of Exhibit 4.13), incorporated herein by reference to Exhibit A of Exhibit 4.2 of Form 8-K (File No. 001-34057) filed October 3, 2019.
*4.15	Deposit Agreement relating to 6.125% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, dated February 11, 2020, among AGNC Investment Corp., Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, incorporated herein by reference to Exhibit 4.1 of Form 8-K (File No. 001-34057) filed February 11, 2020.
*4.16	Form of Depositary Receipt representing 1/1,000th of a share of 6.125% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (included as part of Exhibit 4.15), incorporated herein by reference to Exhibit A of Exhibit 4.1 of Form 8-K (File No. 001-34057) filed February 11, 2020.
*4.17	Deposit Agreement relating to 7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock, dated September 14, 2022, among AGNC Investment Corp., Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, incorporated herein by reference to Exhibit 4.2 of Form 8-K (File No. 001-34057) filed September 14, 2022.
*4.18	Form of Depositary Receipt representing 1/1,000th of a share of 7.75% Series G Fixed-Rate Reset Cumulative Redeemable Preferred Stock (included as part of Exhibit 4.17), incorporated herein by reference to Exhibit A of Exhibit 4.2 of Form 8-K (File No. 001-34057) filed September 14, 2022.
4.19	Description of the Registrant's Securities, filed herewith.
†* 10.1	Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 001-34057) filed October 25, 2021.
†* 10.2	Sixth Amended and Restated Employment Agreement dated July18, 2024, between AGNC Mortgage Management, LLC and Gary Kain, incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 001-34057), filed July 19, 2024.

†* 10.3	Second Amended and Restated Employment Agreement, dated December 10, 2020, by and between AGNC Mortgage Management, LLC and Peter Federico, incorporated herein by reference to Exhibit 10.2 of Form 8-K (File No. 001-34057), filed December 10, 2020.
†* 10.4	First Amendment to Second Amended and Restated Employment Agreement dated January 31, 2023 between AGNC Mortgage Management, LLC and Peter Federico, incorporated herein by reference to Exhibit 10.4 of Form 10-K (File No. 001-34057), filed February 27, 2023.
†* 10.5	Second Amended and Restated Employment Agreement, dated December 10, 2020, by and between AGNC Mortgage Management, LLC and Christopher Kuehl, incorporated herein by reference to Exhibit 10.3 of Form 8-K (File No. 001-34057), filed December 10, 2020.
†* 10.6	First Amendment to Second Amended and Restated Employment Agreement dated January 31, 2023 between AGNC Mortgage Management, LLC and Christopher Kuehl, incorporated herein by reference to Exhibit 10.6 of Form 10-K (File No. 001-34057), filed February 27, 2023.
†* 10.7	Amended and Restated Employment Agreement, dated January 22, 2021, by and between AGNC Mortgage Management, LLC and Bernice Bell, incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 001-34057), filed January 22, 2021.
†* 10.8	First Amendment to Amended and Restated Employment Agreement dated January 21, 2022 between AGNC Mortgage Management, LLC and Bernice Bell, incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 001-34057), filed January 21, 2022.
†* 10.9	Second Amendment to Amended and Restated Employment Agreement dated January 31, 2023 between AGNC Mortgage Management, LLC and Bernice Bell, incorporated by reference to Exhibit 10.3 of Form 8-K (File No. 001-34057), filed February 3, 2023.
†* 10.10	Amended and Restated Employment Agreement, dated January 22, 2021, by and between AGNC Mortgage Management, LLC and Kenneth Pollack, incorporated herein by reference to Exhibit 10.15 of Form 10-K (File No. 001-34057), filed February 26, 2021.
†* 10.11	First Amendment to Amended and Restated Employment Agreement dated January 21, 2022 between AGNC Mortgage Management, LLC and Kenneth Pollack, incorporated herein by reference to Exhibit 10.2 of Form 8-K (File No. 001-34057), filed January 21, 2022.
†* 10.12	Second Amendment to Amended and Restated Employment Agreement dated January 31, 2023 between AGNC Mortgage Management, LLC and Kenneth Pollack, incorporated by reference to Exhibit 10.4 of Form 8-K (File No. 001-34057), filed February 3, 2023.
†* 10.13	Amended and Restated Employment Agreement dated January 31, 2023 between AGNC Mortgage Management, LLC and Sean Reid, incorporated by reference to Exhibit 10 of Form 10-Q (File No. 001-34057), filed May 7, 2024.
†* 10.14	Amended and Restated AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.11 of Form 10-K (File No, 001-34057), filed February 23, 2022.
†* 10.15	Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Restricted Stock Unit Agreement for Non-Employee Directors, incorporated herein by reference to Exhibit 10.14 of Form 10-K (File No. 001-34057), filed February 26, 2018.
†* 10.16	Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Deferred Stock Unit Agreement incorporated herein by reference to Exhibit 10 of Form 10-Q for the quarter ended September 30, 2018 (File No. 001-34057), filed November 5, 2018.
†* 10.17	Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Restricted Stock Unit Agreement for Section 16 Officers with Retirement Provisions, incorporated herein by reference to Exhibit 10.26 of Form 10-K (File No. 001-34057), filed February 26, 2021.
†* 10.18	Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Performance-Based Restricted Stock Unit Agreement for Section 16 Officers with Retirement Provisions, incorporated herein by reference to Exhibit 10.27 of Form 10-K (File No. 001-34057), filed February 26, 2021.

†* 10.19 Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Restricted Stock Unit Agreement for Section 16 Officers with Employment Contracts, incorporated herein by reference to Exhibit 10.28 of Form 10-K (File No. 001-34057), filed February 26, 2021.

†* 10.20 Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Performance-Based Restricted Stock Unit Agreement for Section 16 Officers with Employment Contracts, incorporated herein by reference to Exhibit 10.29 of Form 10-K (File No. 001-34057), filed February 26, 2021.

†* 10.21 Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Restricted Stock Unit Agreement for Section 16 Officers with Retirement Plan Language, incorporated herein by reference to Exhibit 10.20 of Form 10-K (File No. 001-34057), filed February 22, 2024.

†* 10.22 Form of AGNC Investment Corp. 2016 Equity and Incentive Compensation Plan Performance-Based Restricted Stock Unit Agreement for Section 16 Officers with Retirement Plan Language, incorporated herein by reference to Exhibit 10.21 of Form 10-K (File No. 001-34057), filed February 22, 2024.

*14 AGNC Investment Corp. Code of Ethics and Conduct, adopted July 18, 2024, incorporated herein by reference to Exhibit 14 of Form 10-Q (File No. 001-34057) filed August 5, 2024.

19 AGNC Investment Corp. Policy on Insider Trading, adopted July 18, 2024, filed herewith.

21 Subsidiaries of the Company and jurisdiction of incorporation:

    1) AGNC TRS, LLC, a Delaware limited liability company

    2) Bethesda Securities, LLC, a Delaware limited liability company

    3) AGNC Mortgage Management, LLC, a Delaware limited liability company

23 Consent of Ernst & Young LLP, filed herewith.

24 Powers of Attorney of directors, filed herewith.

31.1 Certification of CEO Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

31.2 Certification of CFO Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

32 Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*97.1 AGNC Investment Corp. Compensation Clawback Policy, incorporated herein by reference to Exhibit 97.1 of Form 10-K (File No. 001-34057), filed Februrary 22, 2024.

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101.SCH** XBRL Taxonomy Extension Schema Document

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* Previously filed
** This exhibit is being furnished rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K
† Management contract or compensatory plan or arrangement

 (b) Exhibits
  See the exhibits filed herewith.

 (c) Additional financial statement schedules
  None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNC INVESTMENT CORP.

By: /s/   PETER J. FEDERICO

Peter J. Federico
President and
Chief Executive Officer (Principal Executive Officer)

Date: February 21, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ PETER J. FEDERICO **Peter J. Federico**	Director, President and Chief Executive Officer (Principal Executive Officer)	February 21, 2025
/s/ BERNICE E. BELL **Bernice E. Bell**	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 21, 2025
/s/ GARY D. KAIN **Gary D. Kain**	Director, Executive Chair	February 21, 2025
* **Donna J. Blank**	Director	February 21, 2025
* **Morris A. Davis**	Director	February 21, 2025
* **John D. Fisk**	Director	February 21, 2025
* **Andrew A. Johnson, Jr.**	Director	February 21, 2025
* **Prue B. Larocca**	Director	February 21, 2025
* **Paul E. Mullings**	Director	February 21, 2025
* **Frances R. Spark**	Director	February 21, 2025

*By: /s/ KENNETH L. POLLACK

Kenneth L. Pollack
Attorney-in-fact

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Board of Directors

Gary D. Kain
Executive Chair

Prue B. Larocca
Vice Chair and Lead Independent Director

Donna J. Blank
Independent Director

Morris A. Davis, Ph.D.
Independent Director

Peter J. Federico
President and Chief Executive Officer

John D. Fisk
Independent Director

Andrew A. Johnson, Jr.
Independent Director

Paul E. Mullings
Independent Director

Frances R. Spark
Independent Director

Executive Officers

Peter J. Federico
President and Chief Executive Officer

Bernice E. Bell
Executive Vice President and Chief Financial Officer

Gary D. Kain
Executive Chair

Christopher J. Kuehl
Executive Vice President and Chief Investment Officer

Kenneth L. Pollack
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Sean P. Reid
Executive Vice President, Strategy and Corporate Development

Corporate Information

Auditors
Ernst & Young LLP
Tysons, VA

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
New York, NY

Equity Securities
Common Stock
Nasdaq: AGNC

Preferred Stock
Nasdaq: AGNCN, AGNCM, AGNCO, AGNCP, AGNCL

Transfer Agent and Registrar
Computershare Trust Company, N.A.
Investor Services
P.O. Box 43006
Providence, RI 02940-3006
(800) 733-5001
www.computershare.com/investor

Financial Publications
Stockholders may receive a copy of our 2024 Annual Report on Form 10-K and our quarterly reports on Form 10-Q filed with the Securities and Exchange Commission on our website at www.agnc.com or by writing to:

AGNC Investment Corp.
Investor Relations
7373 Wisconsin Avenue
22nd Floor
Bethesda, MD 20814

Investor Inquiries
Stockholders, securities analysts, portfolio managers and others seeking information about our business operations and financial performance are invited to contact Investor Relations at: (301) 968-9300 or IR@AGNC.com.



7373 Wisconsin Avenue
22nd Floor
Bethesda, MD 20814

(301) 968-9315   www.AGNC.com
IR@AGNC.com   Nasdaq: AGNC

002CSNF6A2